As filed with the Securities and Exchange Commission on May 29, 2007.

Registration No. 333-141364

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

To

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

NIMBLEGEN SYSTEMS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	541710	39-2003768
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

NimbleGen Systems, Inc.

One Science Court

Madison, Wisconsin 53711

(608) 218-7600

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Stanley D. Rose, Ph.D.

President and Chief Executive Officer

NimbleGen Systems, Inc.

One Science Court

Madison, Wisconsin 53711

(608) 218-7600

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of communications to:

Kenneth C. Hunt Dennis F. Connolly Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, Wisconsin 53202 (414) 273-3500	Gerald S. Tanenbaum Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2), (3)
Common Stock, $0.001 par value per share	$75,000,000	$2,303

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

(2)	Computed in accordance with Rule 457(o) under the Securities Act of 1933, as amended, to be $2,303, which is equal to .0000307 multiplied by the proposed maximum aggregate offering price of $75,000,000.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 29, 2007

Preliminary prospectus

                     shares

Common Stock

This is the initial public offering of our common stock. We are offering                      shares of the common stock offered by this prospectus. We expect the initial public offering price to be between $            and $            per share.

Currently no public market currently exists for our common stock. We are applying to have our common stock listed on The Nasdaq Global Market under the symbol “NMBL.”

Investing in our common stock involves a high degree of risk. See “ Risk factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commission	$	$

Proceeds, before expenses, to NimbleGen Systems, Inc.	$	$

The underwriters have a 30-day option to purchase up to an additional                      shares of common stock from us to cover over-allotments, if any.

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2007.

JPMorgan

Thomas Weisel Partners LLC

Leerink Swann & Company	Robert W. Baird & Co.

The date of this prospectus is                     , 2007

You should rely only on the information contained in this prospectus, and in the registration statement on Form S-1, of which this prospectus is a part, and the exhibits, as filed with the SEC. Neither we, nor the underwriters, have authorized anyone to provide you with additional information or information different from that contained in this prospectus and in the registration statement. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

NimbleGen Systems, Inc.®, our logo, High Definition GenomicsSM and NimbleChipTM are our trademarks and service marks. All other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. Unless the context required otherwise, the words “NimbleGen,” “we,” “company,” “us” and “our” refer to NimbleGen Systems, Inc. For purposes of this prospectus, the term “stockholder” shall refer to the holders of our common stock.

Prospectus summary

This summary highlights selected information appearing elsewhere in this prospectus and does not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the section entitled “Risk factors,” and our consolidated financial statements and related notes included elsewhere in this prospectus. Certain technical terms used in this summary are defined in the “Glossary” section of this prospectus.

Our business

Overview

We are a leading innovator, manufacturer and marketer of a proprietary suite of microarrays, and related products and services, which we sell into the life sciences research market. Microarrays are research tools used to analyze many parts of the genetic code, or DNA, simultaneously. Our proprietary microarrays offer an unmatched combination of high data quality and high information content.

The entire genetic code present in every living cell is known as a genome, the study of which is referred to as genomics. Our products and services enable scientists to obtain, analyze and integrate complex genomic data not previously accessible, providing a clearer and unprecedented understanding of genome structure, function and biology, which we refer to as High Definition GenomicsSM. In addition, our technology facilitates rapid, low-cost design and testing of new products, or prototyping, allowing us to enter new markets rapidly with optimized products.

While we have had a history of net losses, our revenues have grown substantially since inception, primarily from sales to leading academic institutions, genomic research centers and government laboratories, as well as pharmaceutical, biotechnology and agrichemical companies.

A clear understanding of the many ways in which genomes vary in structure, function and activity is important to the development of improved diagnostics, therapeutics and agricultural products. According to Strategic Directions International, Inc., an analytical instrument consulting firm, approximately $5 billion is spent annually on tools used in the analysis of genome variation including microarrays and other products for measuring various aspects of the genetic code.

Of the many ways in which genomes are known to vary, the first that was capable of being analyzed with microarrays involved determining whether genes are active or inactive, referred to as gene expression analysis. The second measure of genome variation capable of being addressed with microarrays was analysis of single point variations between individuals that occur throughout the genetic code, referred to as SNP genotyping. There are many other types of genome variation that researchers routinely study, but microarrays and methods for their use that would allow other forms of variation to be analyzed efficiently on a genome-wide basis are only just beginning to emerge. Through our proprietary technology and rapid prototyping, we have become a leading company in introducing microarray-based products that enable the cost-effective genome-wide analysis for several of these types of variation, each of which has important scientific and medical implications. We believe these applications, and others that we plan to enable in the next several years, will compare favorably in market size to microarray-based gene expression analysis and SNP genotyping.

We believe that our technology is uniquely efficient for developing new microarray products and applications, manufacturing individual microarrays and scaling our operations. A microarray is comprised of a specialized substrate, such as a glass slide, containing thousands to millions of individual spots, known as features, each comprised of specifically designed sequences of DNA, called probes. Our Maskless Array Synthesis, or MAS technology, builds up DNA sequences at each feature of our microarrays by combining proprietary light-activated chemistry and photolithography, a process by which light is directed to specific locations on a surface. Traditional approaches to photolithography involve the use of a series of devices called masks to pattern light. Masks act like stencils, allowing light to pass through in some places and not in others, and a different mask is required prior to each step in the light-directed synthesis.

In our process, we use digital micromirror device chips, or DMDs, manufactured by Texas Instruments to pattern the light on a real-time basis, rather than patterning the light using a costly series of physical masks that may take weeks to develop. DMDs are the engine inside the digital light processor systems, or DLPs, which Texas Instruments has developed for mass market applications such as high-definition television and cinematography, and these are readily available as components of consumer products. A DMD is comprised of thousands of tiny mirrors that are each individually controlled by computers so that pixels of light can be directed in real-time. The combination of our proprietary instrument designs, chemistry, optics, liquid handling systems and software has allowed us to successfully develop, manufacture and commercialize microarrays made with DMD chips. Our technology allows us to deliver microarrays with a unique combination of product characteristics, including:

•

High data quality.    We have developed special high-yield photochemistry with which we routinely synthesize long DNA probes containing up to 85 bases at each feature on a microarray. A base is an individual unit of the genetic code, and a DNA probe is a series of bases that are chemically attached to each other. These long probes can deliver enhanced sensitivity, specificity and precision at each feature, compared with the short DNA probes of 25-30 bases used by some of our competitors. As a result, each of our features can yield useful data and minimize the use of redundant features. Long probes can cost more to make than short probes, and their enhanced sensitivity may not be required for some applications.

•

High information content.    Our standard microarrays produce data from 385,000 different features in a single experiment. We have recently begun to commercialize a new generation of our microarrays that allow us to obtain data on 2.1 million features in a single experiment. In addition to the large number of features we offer, our use of long probes does not require us to use the high feature redundancy that some of our competitors require, thereby further contributing to our greater information content per microarray. Some applications may not require the greater information content we offer.

Our MAS technology used to manufacture our microarrays also provides significant competitive advantages to our business model:

•	Rapid prototyping and low-cost research and development. Our technology allows us to design and then manufacture microarrays utilizing new probe sequences in a matter of days or even hours, as compared to weeks or months for some of our competitors. A number of leading genomic researchers have used our technology to quickly design and develop new applications which have become important new markets for us. Relatively mature applications that are not changing frequently may not benefit as much from the ability to rapidly introduce new products.

•

Modular, low-cost manufacturing.    We manufacture our microarrays in proprietary, automated bench-top modular units called MAS systems, which we design and build. In contrast to some of our competitors’ manufacturing processes, which can sometimes require significant up-front investments in factories costing tens of millions of dollars, our system allows us to operate with limited labor and relatively low fixed costs. Our microarray manufacturing is performed by automated systems that require minimal human attention, take up little space, and operate in a low cost, light industrial environment that does not require expensive clean rooms. In relatively mature applications, there may be no significant benefit to the low up-front costs associated with our approach.

•

Leverage external research and development.    We have increased the number of features on our microarrays from 385,000 to 2.1 million features with minimal R&D expense by leveraging advances in the DMD chips that Texas Instruments manufactures for mass-market applications, such as high-definition television and cinematography, substantially reducing our expense in basic R&D technology.

Genomics and microarray applications

Genomics is the study of an organism’s entire genome, as well as the comparison of genomes between species, individuals, and even between different tissues or cells from the same individual. Genomes are extremely large: the human genome is more than 3 billion base pairs of DNA, and even bacteria have approximately 5 million base pairs of DNA. Genomic research became practical when variation could be measured on a large scale. Microarray-based products have emerged as vital tools in genomics because they are able to analyze hundreds of thousands or even millions of genetic data points in a single experiment. As additional types of variation have become practical to analyze on a genome-wide scale, corresponding new applications of microarrays have emerged as commercial markets.

Gene expression analysis and SNP genotyping were the first applications to emerge as large commercial markets for genomic microarrays. The annual markets for these applications are currently estimated at $2.7 billion and $1.0 billion, respectively. While we believe our technology is capable of being highly competitive in these established markets, we have elected to focus our resources on newer, emerging applications where there are no entrenched competitors and where our technology offers a substantial competitive advantage. The emerging applications that we are currently focused on commercializing include:

•

Comparative Genomic Hybridization, or CGH.    CGH addresses one of the most commonly documented forms of genomic variation, which involves differences in the number of copies of specific segments of DNA. DNA copy number changes underlie the majority of known genetic diseases.

•	Copy Number Polymorphism, or CNP. It has recently become increasingly clear that there are many small regions of DNA throughout the genome that are known to vary in copy number between individuals. These normal copy number variations, called polymorphisms, can be used as genetic markers to study the molecular basis of complex diseases in a manner directly analogous to how SNPs are used today.

•

Chromatin Immunoprecipitation assays on microarrays, known as ChIP-chip.    This technique allows scientists to detect and measure levels of proteins that bind to DNA and regulate gene expression. For every condition in which scientists have studied changes in gene expression levels, a ChIP-chip experiment would enable them to determine the factors regulating gene expression and the genes they regulate.

•

DNA Methylation.    It is widely accepted that the presence on DNA of chemical entities known as methyl groups is involved in regulating gene expression in specific tissues. The presence or absence of methyl groups on DNA is referred to as methylation state. The methylation state of particular genes is thought to underlie the origin of certain cancers. Our DNA methylation microarrays allow scientists to study patterns of DNA methylation on a genome-wide basis with high resolution and sensitivity.

We believe that we are a technology leader in each of these applications. According to a study we commissioned from Frost & Sullivan, a business research consulting firm, these microarray applications collectively have the potential to become a $900 million market opportunity by 2012. There are many applications of genomics beyond those listed above.

Our products and services

•

Microarrays.    We have created and continuously expand a catalogue of designs of our microarrays, under our NimbleChipTM brand, which we can manufacture for our customers. As of February 2007, our product portfolio included more than 3,700 different microarray designs addressing a growing family of applications such as CGH, CNP, ChIP-chip, DNA methylation, among others. In addition, we frequently produce microarrays based on prototypes for new applications, and also produce custom designs for customers who desire them for non-standard applications.

•

Instruments, reagents and consumables.    We sell a variety of microarray-related products and plan to expand our offering to include a broad range of equipment, reagents and consumables used by our customers to process our microarrays. Such products will include a variety of instruments that we will sell on an OEM basis under the NimbleGen brand. We are also developing consumable kits including protocols and reagents optimized by us for use with our microarrays.

•

Analytical services.    We provide analytical services using our microarrays for applications including CGH, CNP, ChIP-chip, DNA methylation, among others. Such applications are utilized by scientific and medical researchers for purposes of obtaining data concerning genomic information that will expand our understanding of biology and will enable the development of improved diagnostics, therapeutics and agricultural products. We have built one of the largest microarray analysis laboratories in the world in Iceland, and we service customers who desire to outsource their sample analysis, or who value our unique microarray technology, but do not have the expertise or equipment to process our microarrays. Customers throughout the world send us samples which we quality control test, process and analyze following application specific protocols desired by the customer. We return the results to the customer in electronic format.

Our strategy

We intend to continue developing and commercializing a family of products that enable scientists to analyze many different forms of genome variation. We expect that our strategy will include:

•

Maintaining and building our leadership position, and collaborating with scientific thought leaders, in important emerging microarray markets in which we have a significant competitive advantage to drive a high margin, recurring revenue business with rapid product innovations.

•

Selling our microarrays and services, and providing an end-to-end solution, including instruments, consumables, reagents, analytical software and technical support, to help ensure that our customers are successful in working with our microarrays.

•	Improving the performance and capabilities of our products and our manufacturing technology.

•	Expanding our direct sales force in the United States and in select major countries around the world, and utilizing distribution partners elsewhere.

•	Evaluating strategic partnerships and licensing opportunities in other important genomic markets and certain high-impact clinical diagnostics applications.

As part of our strategy to expand direct product sales worldwide, we announced license agreements with Affymetrix, Inc. and Oxford Gene Technology IP Limited in late 2006 and early 2007, respectively. We continue to operate one of the largest microarray analysis laboratories in the world in Iceland, which we built when our strategy was primarily focused on providing analytical services using our microarrays. In late 2006, we began a major expansion of our sales force and commercial infrastructure worldwide. We are now well positioned to meet the needs of our customers whether they prefer to take delivery of our microarrays and related products to analyze their own samples, or to outsource the entire process to our service laboratory. We continue to aggressively develop emerging applications in genomics and explore additional strategic growth opportunities.

Corporate information

We are incorporated in Delaware and commenced operations in 1999. Our principal offices are located at One Science Court, Madison, Wisconsin 53711, and our telephone number is (608) 218-7600. We maintain a website at http://www.nimblegen.com. The information contained on our website is not incorporated into and does not constitute a part of this prospectus, and the only information that you should rely on in making your decision whether to invest in our common stock is the information contained in this prospectus and in the registration statement on Form S-1, of which this prospectus is a part, and the exhibits, as filed with the SEC.

The offering

Common stock offered by NimbleGen	shares

Common stock to be outstanding immediately following this offering	shares

Use of proceeds

We intend to use the net proceeds from this offering for sales and research and development activities, sales and marketing initiatives, capital expenditures, license fees, value-sharing bonuses, working capital and general corporate purposes, which may include the acquisition of complementary technologies, products or businesses and funding operating losses. See “Use of proceeds.”

Dividend policy	We do not anticipate paying any cash dividends on our common stock. See “Dividend policy.”

Risk factors	See “Risk factors” and other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Market symbol	NMBL

The number of shares of common stock to be outstanding after this offering is based on 11,291,552 shares outstanding as of March 31, 2007 and excludes:

•	1,779,222 shares of common stock issuable upon the exercise of outstanding options, at a weighted average exercise price of approximately $2.18 per share;

•	60,329 shares of common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of approximately $6.38 per share; and

•	1,100,000 shares to be reserved for issuance under our 2007 equity incentive plan and 250,000 shares reserved for issuance under our 2007 employee stock purchase plan.

Except as otherwise indicated, information in this prospectus reflects or assumes the following:

•	the reclassification of 53,344 shares of our redeemable common stock to common stock;

•	the conversion of all outstanding shares of our preferred stock into shares of common stock on a one-for-one basis immediately prior to the consummation of this offering;

•

the conversion of all outstanding stock options for the purchase of our Series E Preferred Stock into stock options for the purchase of the same number of shares of our common stock at the same exercise price immediately prior to the consummation of this offering;

•

the conversion of warrants to purchase shares of our Series E Preferred Stock and Series F Preferred Stock into warrants to purchase shares of our common stock at the same exercise price immediately prior to the consummation of this offering;

•	the exercise of warrants to purchase 486,498 shares of our common stock at a purchase price of $0.02 immediately prior to the consummation of this offering;

•	a 1-for-1.8746 reverse stock split effective on June , 2007;

•	no exercise by the underwriters of their over-allotment option; and

•	the filing of our restated certificate of incorporation and the adoption of our amended and restated bylaws upon the consummation of this offering.

Summary of consolidated financial data

The following table presents summary consolidated financial data. We derived the summary consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 from our audited consolidated financial statements and notes thereto that are included elsewhere in this prospectus. The data for the three months ended March 31, 2006 and 2007, and as of March 31, 2007, are derived from our unaudited consolidated financial statements and notes thereto included elsewhere in this prospectus. Our historic results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the “Management’s discussion and analysis of financial condition and results of operations” section of this prospectus.

	Years ended December 31,			Three months ended March 31,

(in thousands, except per share data)	2004	2005	2006	2006	2007

				(unaudited)

Consolidated statements of operations data:
Revenue:
Microarray and other	$3,121	$8,457	$12,561	$3,554	$4,056
Grant	1,353	1,017	945	164	40

Total revenue	4,474	9,474	13,506	3,718	4,096

Cost and expenses:
Cost of revenue	4,572	7,154	7,784	1,740	2,121
Research and development	3,415	1,911	2,637	333	1,174
Selling, general and administrative	4,624	5,618	9,288	1,861	4,522
Amortization of licenses and patents	109	119	530	30	888

Total costs and expenses	12,720	14,802	20,239	3,964	8,705

Loss from operations	(8,246)	(5,328)	(6,733)	(246)	(4,609)

Other income (expense):
Interest expense	(120)	(18)	(519)	—	(478)
Interest income	32	125	419	78	226
Other income	12	4	28	(27)	11

Total other income (expense)	(76)	111	(72)	51	(241)

Net loss	$(8,322)	$(5,217)	$(6,805)	$(195)	$(4,850)

Net loss per common share:
Basic and diluted	$(10.55)	$(6.44)	$(8.25)	$(0.24)	$(5.85)

Weighted average common shares outstanding used in computing net loss per common share:
Basic and diluted	788,823	810,315	825,232	820,946	828,888

Pro forma net loss per share (unaudited)(1):
Basic and diluted			$(0.65)		$(0.43)

Pro forma common shares outstanding (unaudited)(1):
Basic and diluted			10,487,725		11,291,552

Selected operating data (in thousands):
Net cash used in operating activities	$(7,529)	$(4,823)	$(3,932)	$(560)	$(3,211)

(1)	The pro forma statement of operations data reflect the conversion of the outstanding shares of our preferred stock at December 31, 2006 and March 31, 2007 on a one-for-one basis into an aggregate of 9,662,493 and 10,462,664 shares, respectively, of common stock immediately prior to the consummation of this offering.

As of March 31, 2007 (in thousands)	Actual	Pro forma as adjusted(1)

(unaudited)

Consolidated balance sheet data:
Cash and cash equivalents	$17,198	$
Total assets	41,883
Long-term debt, less current portion of $8,342	6,377
Deferred revenue	1,206
Working capital	8,863
Convertible preferred stock	70,246
Temporary equity	217
Total stockholders’ equity	21,648

(1)	The pro forma as adjusted balance sheet data reflect (i) the conversion of all outstanding shares of our preferred stock on a one-for-one basis into an aggregate of 11,291,552 shares of common stock immediately prior to the consummation of this offering and (ii) the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses.

Risk factors

An investment in our common stock involves significant risks. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and related notes, before you decide to invest in our common stock. If any of the following risks actually occur, our business, prospects, financial condition and results of operations could be materially harmed, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial may also become important factors that affect us.

Risks relating to our business

We have limited experience in sales, marketing and field support and thus may be unable to successfully grow our business as anticipated.

Our ability to grow revenue and achieve profitability depends on attracting customers for our products and services. There are a limited number of research institutes and pharmaceutical, biotechnology and agricultural companies that are potential customers for these products and services. To market and sell our products and services, we intend to continue developing a sales, marketing and support group with the appropriate technical expertise. While we have assembled a preliminary team of sales, marketing and support executives, we need to hire more executives with sales, marketing and support experience in this area. In addition, as instrument sales become a larger part of our business, we will need either to build internal support services for customers using our instruments and to train customers on the use of our instruments, or to contract with one or more partners to do so on our behalf. There is no guarantee that we will be successful in hiring the necessary personnel or that we will be able to enter into such arrangements on favorable terms. If our sales, marketing, field application support and field service efforts, or those of any third-party sales and distribution partners, are not successful, our technologies and products may not gain market acceptance, which could materially impact our business operations. Any delay in establishing or inability to expand our sales, marketing and support capacity could hurt our business.

We depend on distributor relationships to sell and support our products and services in certain key geographical markets.

In certain territories, our products and services are marketed and sold through certain distributor relationships. These territories include certain key geographical markets such as Japan, China, Taiwan, Korea, Australia, and until recently, substantially all of Western Europe. Although we provide extensive training and marketing support, we can make no assurance of the level of performance to be delivered by our distribution partners. In each case, our distributor contracts define certain annual sales targets. Any failure of a distributor to effectively develop our business in the territories that they serve could have an adverse impact on our ability to grow our business as planned. In 2006, distributor sales accounted for approximately 20% of our revenue.

In late 2006, we began to develop a direct sales organization in Europe and discontinued exclusive distribution agreements covering certain countries. We intend to expand our European sales organization to directly cover more territories, in particular those regions that have not been effectively developed by distributors. If we are not able to effectively manage the transition to direct sales, our business could be disrupted.

Recent enhancements to our business model may not result in the expected growth.

Our historical business model was focused primarily on providing genomic analysis of samples provided by our customers and supplying customers with the information that resulted from that analysis. Although sales of microarrays represented approximately 50% of our revenue, we sold those microarrays to a very limited customer base. However, following our entry into the license agreement with Affymetrix, Inc., we have expanded our business model to market our microarrays to a much larger customer base, and to sell a variety of additional microarray-related products. There is no assurance that we will be successful in implementing this expanded business model. There is no guarantee that the direct product sales component of our business model will generate the expected revenue growth, cash flow or profitability.

We have a history of net losses, expect to continue to incur net losses and may not achieve or maintain profitability.

We have incurred net losses each year since our inception. As of March 31, 2007, we had an accumulated deficit of approximately $49.4 million. Net losses may continue for the next several years as we pursue the expansion of our business. The presence and size of these potential net losses will depend, in part, on the rate of growth, if any, or decline in revenues and on the level of expenses. Research and development expenditures and sales, general and administrative costs have exceeded revenues to date, and we expect these expenses to increase in the future. We will need to generate significant revenues to achieve profitability, and even if we are successful in achieving profitability, there is no assurance we will be able to sustain profitability.

We expect that our results of operations will fluctuate. This fluctuation could cause our stock price to decline.

Our revenue is subject to fluctuations due to the timing of sales of high-value products and services projects, lengthy sales cycles, the timing and size of research projects our customers perform, changes in overall spending levels in the life sciences industry, the timing and amount of government grant funding programs, the impact of seasonal spending patterns and other unpredictable factors that may affect customer ordering patterns. Given the difficulty in predicting the timing and magnitude of sales for our products and services, we may experience quarter-to-quarter fluctuations in revenue resulting in the potential for a sequential decline in quarterly revenue. A large portion of our expenses are relatively fixed, including expenses for facilities, equipment and personnel. In addition, we expect operating expenses to continue to increase significantly. Accordingly, if revenue does not grow as anticipated, we may not be able to maintain profitability. Any significant delays in the commercial launch of our products, unfavorable sales trends in our existing product lines, or impacts from the other factors mentioned above, could adversely affect our revenue growth or cause a sequential decline in quarterly revenues. Due to the possibility of fluctuations in our revenue and expenses, we believe that quarterly comparisons of our operating results are not a good indication of our future performance. If our operating results fluctuate or do not meet the expectations of stock market analysts and investors, our stock price would probably decline.

We have a limited history of commercial sales, and our success depends on our ability to develop commercially successful products and on market acceptance of new and relatively unproven products.

We may not possess all of the resources, capability and intellectual property necessary to develop and commercialize all the products or services that may result from our technologies. You should evaluate us in light of the uncertainties and complexities affecting similarly situated companies developing tools for the life sciences and pharmaceutical industries. We must conduct a substantial amount of additional research and development before some of our products will be ready for sale and we currently have fewer resources available for research and development activities than many of our competitors. We may not be able to develop or launch new products in a timely manner, or at all, or they may not meet customer requirements or be of sufficient quality or at a price that enables us to compete effectively in the marketplace. Problems frequently encountered in connection with the development or early commercialization of new products and services might limit our ability to develop and successfully commercialize these products and services. In addition, we may need to enter into agreements to obtain intellectual property necessary to commercialize some of our products or services, which may not be available on favorable terms, or at all.

Historically, life sciences and pharmaceutical companies have analyzed genetic variation and function using a variety of technologies. In order to be successful, our products must meet the commercial requirements of the life sciences and pharmaceutical industries as tools for the large-scale analysis of genetic variation and function. Market acceptance will depend on many factors, including:

•	our ability to demonstrate to potential customers the benefits and cost effectiveness of our products and services relative to others available in the market;

•	the extent and effectiveness of our efforts to market, sell and distribute our products;

•	our ability to manufacture products in sufficient quantities with acceptable quality and reliability and at an acceptable cost;

•	the willingness and ability of customers to adopt new technologies requiring capital investments;

•

the extended time lag and sales expenses involved between the time a potential customer is contacted on a possible sale of our products and services and the time the sale is consummated or rejected by the customer;

•	the development of a market for our tools for the analysis of genomic and epi-genomic variation and function; and

•	our ability to develop and market additional products and enhancements to existing products that are responsive to the changing needs of our customers.

Our customers may find replacements for our microarray-related products or discover a method that allows them to use less than the expected amounts of such products.

The successful growth of our business depends, in part, on the sale of a variety of microarray-related products, including a broad range of equipment, reagents and consumables used by our customers to process our microarrays. Such products include hybridization stations, automated wash stations, scanning systems and other equipment that we sell on an OEM basis under the NimbleGen brand. Our customers or competitors could potentially produce these microarray-related products at a lower cost, which could exert pricing pressures on, or take market share from, our products. Similarly, our customers or competitors may discover a method of utilizing smaller quantities of our microarray-related products while achieving satisfactory results, which could reduce the amount of microarray-related products we are able to sell. In either case, there could be a material adverse effect on our business, financial condition and results of operations.

The sales cycle for our products and services is lengthy, and we may spend considerable resources on unsuccessful sales efforts or may not be able to enter into agreements on the schedule we anticipate.

The sales cycle for our products and services is typically lengthy because customers often need to apply for funding from third party sources. In addition, we are often required to negotiate agreements containing terms unique to each customer. We may expend substantial funds and management effort without any assurance that we will successfully sell our products and services.

We derive a substantial amount of our revenues from only a few of our customers. A loss of one or more of these major customers, or a material adverse change in any such customer’s business, could adversely impact our business.

For the three months ended March 31, 2007, our top five customers represented approximately 45% of total revenue. Any of our major customers could refuse to renew their contracts, or could negotiate concessions, particularly on price, that would have a material adverse effect on our business, financial condition and results of operations. In addition, our customers could experience a downturn in their business, find themselves in financial difficulties or consolidate, which could result in their ceasing or reducing their use of our products and services (or becoming unable to pay for products and services they had contracted to buy). If any key customer discontinues its relationship with us for any reason, or reduces or postpones current or expected purchase commitments for our products and services, our business, financial condition, cash flow and results of operations could be materially adversely affected.

Our business depends on research and development spending levels for academic, governmental and other research institutions, as well as pharmaceutical and biotechnology companies.

We expect that our revenues in the foreseeable future will be derived primarily from products and services provided to customers working in academic, governmental and other research institutions, as well as pharmaceutical and biotechnology companies. Our success will depend upon their demand for and use of our products and services. Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by these customers. For example, reductions in capital expenditures by these customers may result in lower than expected instrumentation sales and similarly, reductions in operating expenditures by these customers could result in lower than expected microarray and related consumables sales. These reductions and delays may result from factors that are not within our control, such as:

•	changes in economic conditions;

•	changes in government programs that provide funding to companies and research institutions;

•	changes in the regulatory environment affecting life sciences companies and life sciences research;

•	market-driven pressures on companies to consolidate and reduce costs; and

•	other factors affecting research and development spending.

We have limited financial resources and may need to raise additional funding, which may not be available on favorable terms, if at all.

We have limited financial resources. We have funded our operations thus far through private placements of equity securities, grants, revenues and borrowings. Our average monthly burn rate, based on the net cash used in operating activities for the three months ended March 31, 2007, is estimated at $1.1 million. At March 31, 2007, we had $8.9 million in working capital. On December 22, 2006 and January 26, 2007, we completed private placements of our Series F convertible preferred stock, raising gross proceeds of $20.0 million.

We may need to raise additional capital through public or private equity or debt financings in order to satisfy our projected future capital needs.

The amount of additional capital we may need to raise depends on many factors, many of which are difficult to predict or are outside of our control, including:

•	the progress of our efforts to commercialize new products and services;

•	the progress and scope of our research and development programs;

•	the timing and amount of license fees and other payments to present and future licensors; and

•	the costs of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights.

We cannot be certain that additional capital or borrowings under our existing credit facility will be available when and as needed or that our actual cash requirements will not be greater than anticipated. If we require additional capital at a time when investment in biotechnology companies or in the marketplace in general is limited due to the then prevailing market or other conditions, we may not be able to raise such funds at the time that we desire or any time thereafter. If we are unable to obtain financing on terms favorable to us, the holdings or rights of our stockholders may be adversely affected. For example, our stockholders may experience significant dilution and the newly issued securities may have rights, preferences or privileges senior to our existing stockholders. Furthermore, debt financing, if available, may involve restrictive covenants that could limit our flexibility in conducting future business activities. If we are unable to obtain adequate amounts of financing, we may be unable to execute our business plan, and we may be required to cease or reduce development or commercialization of our products, sell or otherwise relinquish rights to some or all of our technology or assets or merge with another entity.

Our ability to sell additional shares of common or preferred stock and to determine the rights of the preferred stock without stockholder approval may adversely affect the rights and holdings of our existing stockholders.

Our restated certificate of incorporation, to be in effect upon consummation of this offering, authorizes the issuance of up to 50 million shares of common stock and 5 million shares of preferred stock, and authorizes our board of directors, which we refer to as our Board, to determine the voting power and other powers, designations, terms, preferences and rights of the preferred stock. Following the consummation of this offering, we will have              million authorized, but unissued, shares of common stock and 5 million authorized, but unissued, shares of preferred stock. Subject to the rules of the Nasdaq Stock Market, LLC, our Board may approve the issuance of these authorized, but unissued, shares of common and preferred stock and the voting power and other powers, designations, terms, preferences and rights of the preferred stock without stockholder approval. Such issuances could significantly dilute the percentage ownership of our existing stockholders. Furthermore, newly issued shares of preferred stock may have voting power and other powers, designations, terms, preferences and rights senior to those of our existing common stock, including the common stock being offered pursuant to this prospectus.

Our success depends upon the continued emergence and growth of markets for analysis of variation in genome structure and function.

We design our products primarily for applications in life sciences research. The usefulness of our technology depends in part upon the continued interest in understanding the many ways in which genomes vary in structure, function and activity and their importance to the development of improved diagnostics, therapeutics and agricultural products. These markets are new and emerging, and they may not develop as quickly as we anticipate, or reach their full potential. Other methods of analysis of genomic variation may emerge and displace the methods we are developing. In addition, factors affecting research and development spending generally, such as changes in the regulatory environment affecting life sciences and pharmaceutical companies, and changes in government programs that provide funding to companies and research institutions, could harm our business. If demand for our products grows at a slower rate than we expect, we may not be able to achieve our goals for revenue growth, cash flow or profitability.

We could lose key personnel, which could materially affect our business and require us to incur substantial costs to recruit replacements for such lost personnel.

Any of our key personnel could terminate their employment with us, sometimes without notice, at any time. Stanley D. Rose, our chief executive officer, in particular, is a key member of our management team. We are also highly dependent on the principal members of our scientific and commercial staff, who include Emile F. Nuwaysir, Roland Green and Daniel B. Clutter. The loss of any of these persons’ services might adversely impact the achievement of our commercial objectives. In addition, recruiting and retaining qualified scientific personnel to perform future research and development work will be critical to our success. Competition for skilled personnel is intense and it is difficult to attract skilled executives and employees with technical expertise away from other successful companies in our industry. Competition for experienced scientists from numerous companies and academic and other research institutions may limit our ability to attract and retain new or current personnel.

Our collaborations with outside scientists may be subject to change, which could limit our access to their expertise.

We work extensively with scientific advisors and collaborators at academic and other institutions to develop applications of our technologies. These scientists are not our employees and may have other commitments that could limit their availability. Although our scientific advisors generally agree not to do competing work, if a conflict of interest between their work for us and their work for another entity arises, we may lose their services and any projects that they are working on may be adversely affected.

Our microarray manufacturing and service operations are conducted at a single location and any disruption at our facility could increase our expenses.

Substantially all of our microarray manufacturing and service operations are conducted at a single location in Iceland. While we have limited capability to manufacture our products and provide our services at our Madison, Wisconsin facility, we do not maintain a backup manufacturing or service facility and we therefore depend on our current facility for the continued operation of our business. We take precautions to safeguard our Iceland facility, including insurance, health, safety and data storage protocols. However, a natural disaster could cause substantial delays in our manufacturing operations, damage or destroy our manufacturing equipment or inventory, and cause us to incur additional expenses. The insurance we maintain against natural disasters may not be adequate to cover our losses in any particular case. With or without insurance, damage to our manufacturing facility or our other property due to a natural disaster or casualty event may have a material adverse effect on our business, financial condition and results of operations.

Our chemical manufacturing operations are conducted at a single location and any disruption at our facility could increase our expenses.

All of our manufacturing of proprietary chemicals used for microarray synthesis is conducted at a single location in Germany. While we have identified alternative sources for these chemicals, we do not routinely purchase these chemicals from these sources and we therefore depend on our current facility for the continued operation of our business. We take precautions to safeguard our German facility, including insurance, health, and safety protocols. However, a natural disaster could cause substantial delays in our manufacturing operations, damage or destroy our manufacturing equipment or inventory, and cause us to incur additional expenses. The insurance we maintain against natural disasters may not be adequate to cover our losses in any particular case. With or without insurance, damage to our manufacturing facility or our other property due to a natural disaster or casualty event may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to find third-party manufacturers to manufacture components of our products, we may not be able to successfully commercialize our products.

The nature of our products requires customized components that currently are available from a limited number of sources. For example, we currently obtain our custom microarray substrates from a single vendor pursuant to standard purchase orders. In addition, pursuant to a supply agreement, we obtain customized mixers used to hybridize our microarrays. If we are unable to secure a sufficient supply of those or other product components, we will be unable to meet demand for our products. In the event an existing supplier becomes unavailable, or that materials from any supplier fail to meet our quality requirements, we may not be able to validate an alternative supplier or obtain the required components, raw materials or products at the right quality on a timely basis or at commercially reasonable prices. To the extent such difficulties cannot be resolved within a reasonable time, and at a reasonable cost, our business, financial condition, results of operation and cash flows could be materially adversely affected.

Our manufacturing capacity may limit our ability to sell our products.

We are currently ramping up our capacity to meet our anticipated demand for our products. There are uncertainties inherent in expanding our manufacturing capabilities and we may not be able to increase our capacity in a timely manner. For example, manufacturing and product quality issues may arise as we increase production rates at our manufacturing facility and launch new products. As a result, we may experience difficulties in meeting customer, collaborator and internal demand, in which case we could lose customers or be required to delay new product introductions, and demand for our products could decline. Additionally, in the past, we have experienced variations in manufacturing conditions that have temporarily reduced production yields. We may encounter similar or previously unknown manufacturing difficulties in the future that could significantly reduce production yields, impact our ability to launch or sell these products, or to produce them economically, prevent us from achieving expected performance levels or cause us to set prices that hinder wide adoption by customers.

If we use biological and hazardous materials in a manner that causes injury, we could be liable for damages.

Our research and development activities sometimes involve the controlled use of potentially harmful biological materials, hazardous materials and chemicals. We cannot completely eliminate the risk of accidental contamination or injury to third parties from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could be excluded from insurance coverage or exceed our resources.

Our products could in the future be subject to regulation by the U.S. Food and Drug Administration or other regulatory agencies.

Our products are not currently subject to U.S. Food and Drug Administration, or FDA, clearance or approval. However, in the future, certain of our products or related applications could be subject to FDA regulations, the FDA’s regulatory jurisdiction could be expanded to include our products, or both. Even where a product is exempted from FDA clearance or approval, the FDA may impose restrictions as to the types of customers to which we can market and sell our products. Any such regulation and restrictions (whether by the FDA or any similar governmental entity) may materially and adversely affect our business, financial condition and results of operations.

As our operations expand, our costs to comply with environmental laws and regulations will increase, and failure to comply with these laws and regulations could harm our financial results.

Our operations involve the use, transportation, storage and disposal of hazardous substances, and as a result we are subject to environmental and health and safety laws and regulations. As we expand our operations, our use of hazardous substances will increase and may lead to additional and more stringent requirements. The cost to comply with these and any future environmental and health and safety regulations could be substantial. In addition, our failure to comply with laws and regulations, and any releases of hazardous substances into the environment or at our disposal sites, could expose us to substantial liability in the form of fines, penalties, remediation costs and other damages, or could lead to a curtailment or shut down of our operations. These types of events, if they occur, would adversely impact our financial results.

If management is unable to effectively manage the increasing size and complexity of our organization, our operating results will suffer.

Our employees are based in Madison, Wisconsin; Reykjavik, Iceland; Waldkraiburg, Germany; and various field locations worldwide. We have increased staff substantially since the end of 2005, and we plan to hire additional personnel at all of these sites. As a result, we face challenges inherent in efficiently managing and coordinating the activities of our increasing number of employees located in different countries, including the need to implement appropriate systems, financial controls, policies, standards, benefits and compliance programs. In addition, Thomas M. Palay, one of our founders, a vice president and our vice chairman of the Board, is responsible for managing many operational and administrative aspects of our business. Due to his position as a professor and his role with several other companies, Dr. Palay is only able to devote approximately three-quarters time each year to our business. To the extent our need for management time increases or the demands of Dr. Palay’s other commitments increase, we may not be able to successfully manage our business. The inability to successfully manage a growing and internationally diverse organization could hurt our business, and, as a result, the market price of our common stock could decline.

If we are unable to manage the challenges associated with our international operations, the growth of our business could be limited.

We have operations in Reykjavik, Iceland and Waldkraiburg, Germany, as well as sales personnel located in various sites throughout Europe. We are subject to a number of risks and challenges that specifically relate to these international operations. Our international operations may not be successful if we are unable to meet and overcome these challenges, which could limit the growth of our business and may have an adverse effect on our business and operating results. These risks include:

•	interruption to transportation flows for delivery of components of our products to us and finished products to our customers;

•	fluctuations in foreign currency exchange rates that may increase the U.S. dollar cost of our international operations;

•	difficulty managing operations in multiple locations;

•	local regulations that may restrict or impair our ability to conduct manufacturing or research and development activities;

•	export and trade barriers and taxes;

•	longer payment cycles and greater difficulty in accounts receivables collection;

•	failure of local laws to provide the same degree of protection against infringement of our intellectual property; and

•	geopolitical turmoil, including terrorism and war.

Because our products involve use of the Internet and involve transmission of customer data and results over the Internet, security risks in electronic commerce and data transmission may deter future use of our products.

The service component of our business model requires our customers to send us genetic samples that we analyze at our facility in Iceland. The results of our analysis are transmitted through the Internet to our bioinformatics group in Madison and ultimately to the customer. A fundamental requirement to conduct business over the Internet is the secure transmission of confidential information over public networks and the willingness of customers to allow us to transmit that information over these networks. We could become liable for monetary damages as a result of our mishandling of a customer’s confidential data which could materially harm our business reputation and financial condition. Furthermore, any mishandling of customer data could result in the termination of any customer agreements into which we may enter. We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches, and these efforts may not be successful. In addition, potential customers may be unwilling to allow us to transmit confidential information using the Internet, particularly if there is a well-publicized compromise of our security or other companies’ security.

Our business is dependent on the continuous, effective, reliable and secure operation of our computer hardware, software and Internet applications and related tools and functions.

Because our business requires manipulating and analyzing large amounts of data, we depend on the continuous, effective, reliable and secure operation of our computer hardware, software, networks, Internet servers and related infrastructure. To the extent that our hardware or software malfunctions, our business could suffer.

Our computer and communications hardware is protected through physical and software safeguards. However, it is still vulnerable to fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins, and similar events. In addition, our database products are complex and sophisticated, and as such, could contain data, design or software errors that could be difficult to detect and correct. Software defects could be found in current or future products. If we fail to maintain and further develop the necessary computer capacity and data to support our computational needs and our customers’ requirements, it could result in loss of or delay in revenues and market acceptance. In addition, any sustained disruption in Internet access provided by third parties could adversely impact our business.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and The Nasdaq Global Market, have imposed various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage.

We have identified material weaknesses in the design and operation of our internal controls as of the three year period ended December 31, 2006, which, if not properly remediated, could result in material misstatements in our financial statements in future periods.

In connection with the audit of NimbleGen Systems, Inc.’s financial statements for each of the three years in the period ended December 31, 2006, our independent auditors reported to our management and the audit committee of the Board that certain significant deficiencies in internal controls resulted in several material weaknesses in the design and operation of our internal controls as of December 31, 2006.

A deficiency in internal control (control deficiency) exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. Control deficiencies may individually, or in a combination, give rise to a significant deficiency or a material weakness.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s financial statements that is more than inconsequential will not be prevented or detected by the company’s internal controls. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the company’s internal controls.

In connection with the audit, our independent auditors recommended in a letter to our management and the audit committee of our Board that:

•

management establish processes to identify complex accounting transactions and also ensure that accounting personnel receive appropriate training so as to properly execute complex accounting transactions;

•

while the president, our Board and our attorneys review our monthly financial statements, in many instances it is very difficult to detect errors or fraudulent financial reporting at the financial statement level, and therefore lower-level, more preventative detailed review and controls are necessary to reduce the risk of errors or fraud to a reasonable level;

•

we rectify a lack of segregation of duties in key accounting processes such as revenue and inventory purchasing as there were no documented formal accounting policies and procedures that required timely reconciliation and thorough reviews of reconciliations for all accounts; and

•

in connection with our information technology controls, we make improvements in four areas in controls, including incompatible duties, processes and process documentation, best practice suggestions, and review procedures not in place.

Our independent auditors noted several control deficiencies, as well, of a lesser magnitude than the material weaknesses, including our processes regarding segregation of duties, third party service organizations and perpetual inventory. The material weaknesses and control deficiencies were for the three year period ended in December 31, 2006. Our remediation process has not yet been completed and we cannot assure you that the measures we have taken or will take to remediate the identified control deficiencies will result in adequate controls over our financial processes and reporting in the future. If we are unable to establish appropriate internal controls over financial reporting, it could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud, which could harm our reputation and operating results.

Effective internal controls are necessary for us to provide reliable and accurate financial reports and effectively prevent fraud. We have devoted significant resources and time to comply with the internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002. In addition, Section 404 under the Sarbanes-Oxley Act of 2002 requires that we assess and our auditors attest to the design and operating effectiveness of our controls over financial reporting. Our compliance with the annual internal control report requirement for each fiscal year will depend on the effectiveness of our financial reporting and data systems and controls across our operating subsidiaries. Furthermore, we have made acquisitions in the past and may do so again in the future, and we expect these systems and controls to become increasingly complex to the extent that we integrate acquisitions and our business grows. Likewise, the complexity of our systems and controls may become more difficult to manage as we transform our operating structure and continue to expand our business. To effectively manage these changes, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. We cannot be certain that these measures will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future, especially in the case of future acquisitions of companies that are not in compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Any failure to implement required new or improved controls, difficulties encountered in their implementation or operation, or difficulties in the assimilation of acquired businesses into our control system could harm our operating results or cause it to fail to meet our financial reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

Future acquisitions and other transactions may absorb significant resources, may be unsuccessful and could dilute the holders of our stock.

As part of our strategy, we may pursue partnerships, acquisitions, investments and other strategic relationships and alliances. Partnerships, acquisitions, investments and other strategic relationships and alliances may involve significant cash expenditures, debt incurrence, additional operating losses, and expenses that could have a material effect on our financial condition and results of operations. These transactions involve numerous other risks, including:

•	difficulties integrating acquired technologies and personnel into our business;

•	diversion of management from daily operations;

•	inability to obtain required financing on favorable terms;

•	entry into new markets in which we have little previous experience;

•	potential loss of key employees or customers of acquired companies or of NimbleGen; and

•	assumption of the liabilities and exposure to unforeseen liabilities.

It may be difficult for us to complete these transactions quickly or to integrate these businesses efficiently into our current business. Any acquisitions, investments or other strategic relationships and alliances by us may ultimately have a negative impact on our business and financial condition. In addition, acquisitions and other transactions may involve the issuance of a substantial amount of our stock without the approval of the holders of our stock. Any issuances of this nature will be dilutive to holders of our stock.

Our effective tax rate may vary significantly.

Our future effective tax rates could be adversely affected by various internal and external factors. These factors include, but are not limited to, earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates; changes in the valuation of our deferred tax assets and liabilities; changes in tax laws or interpretations thereof; changes in tax rates, future levels of research and development spending; and changes in overall levels of pretax earnings. Any new interpretative accounting guidance related to accounting for uncertain tax positions could adversely affect our tax provision.

Risks relating to our intellectual property

If we fail to adequately protect our proprietary technologies, third parties may be able to use our technologies, which could prevent us from competing in the genomic analysis instrument and genomics services market.

Our success depends in part on our ability to obtain patents and maintain adequate protection of the intellectual property related to our technologies and products. The patent positions of genetic analysis instrument sales and services companies and other biotechnology companies, including us, are generally uncertain and involve complex legal and factual questions. Future changes in U.S. and international patent law could also adversely affect our ability to obtain patents. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the U.S., but proprietary rights in those countries are not material to our business. We may not be able to detect infringement by third parties in any country before our competitive position has been harmed. We have applied and will continue to apply for patents covering our technologies, processes and products, as and when we deem appropriate. However, third parties may challenge these applications, or these applications may fail to result in issued patents. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Others may in the future independently develop similar or alternative technologies or design around our patents. Our patents may be challenged or invalidated or fail to provide us with any competitive advantage. We are currently seeking resolution to an administrative action with the U.S. Patent and Trademark Office to determine the scope of third party protection for related technologies.

Moreover, we only have patents issued in selected countries. In those countries in which we do not have patent protection, third parties may be able to produce, use and sell products covered by our patents. Importation to the U.S. of data produced through our proprietary technologies in countries where we have not sought patent protection for such technologies may not necessarily violate U.S. law. As a result, our competitive advantage in producing such data may be harmed.

We also rely on trade secret protection for our confidential and proprietary information. However, trade secrets are difficult to protect. We protect our proprietary information and processes, in part, with confidentiality agreements with employees and consultants. However, third parties may breach these agreements, we may not have adequate remedies for any such breach or our trade secrets may still otherwise become known by our competitors. Further, the laws of some foreign countries do not protect proprietary trade secret rights to the same extent as the laws of the U.S. In addition, our competitors may independently develop substantially equivalent proprietary information.

Litigation or third-party claims of intellectual property infringement could require us to spend substantial time and money and adversely affect our ability to develop and commercialize our technologies and products.

Our commercial success depends in part on our ability to avoid infringing patents and proprietary rights of third parties and not breaching any licenses that we have entered into with regard to our technologies. Other parties have filed, and in the future are likely to continue to file, patent applications covering imaging, image analysis, fluid delivery, DNA arrays on solid surfaces, chemical and biological reagents for DNA sequencing, genes, gene fragments, the analysis of gene sequences, gene expression, DNA amplification and the manufacture and use of DNA chips or microarrays, which are tiny glass or silicon wafers on which tens or hundreds of thousands of DNA molecules can be arrayed on the surface for subsequent analysis. In addition, we may be unaware of patents or pending patent applications that could materially affect some or all of our business. It is possible that we may unintentionally infringe intellectual property rights owned by or licensed to third parties. We may receive notices claiming infringement from third parties as well as invitations to take licenses under third-party patents. Any legal action against us or our licensors or strategic partners claiming damages and seeking to enjoin commercial activities relating to our products and processes affected by third-party rights may require us or our strategic partners to obtain licenses in order to continue to manufacture or market the affected products and processes. In addition, these actions may subject us to potential liability or damages. We or our licensors or strategic partners may not prevail in an action and any licenses required under a patent may not be made on commercially acceptable terms, or at all.

We may also incorrectly believe that we were the first to invent a particular technology. Our invention may be preempted by other competing technologies filed with the U.S. Patent and Trademark Office, international trade bodies, or other nations. Further, we may also become aware that other inventors have filed patent applications for inventions that we believe are otherwise covered by our patents. We may be obliged to participate in interference actions in order to resolve such questions. We may also face disputes with current or former employees regarding invention and/or assignment of our patented technologies. Litigation may be required to resolve these questions. Such interference actions and litigation may require substantial expenditures and occupy management and key personnel.

Finally, future changes in U.S. and international patent law could also heighten the risk that we will infringe other proprietary technologies through the shipment of our arrays or raw sequencing data either into or from the U.S. We are unable at this time to fully predict whether decisions to be rendered by U.S courts and/or international bodies will view the sale of such products, when used as components in the assembly of otherwise patented technologies, as an infringing act. We currently do not receive indemnification from our customers or our suppliers for third party infringement claims that may arise through the sale of our products. Infringement claims arising through such sales would likewise require substantial expenditures and occupy management and key personnel and could harm our competitive position.

We license patent rights from third-party owners. If such owners do not properly maintain or enforce the patents underlying such licenses, our competitive position and business prospects will be harmed.

We are a party to license agreements that give us rights to third-party intellectual property that we believe may be necessary or useful for our business, such as our agreements with the Wisconsin Alumni Research Foundation, or WARF, Affymetrix, Inc. and Oxford Gene Technology IP Limited, or OGT. We intend to enter into additional licenses of intellectual property with third parties in the future. Our success will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. Our licensors may not successfully prosecute the patent applications to which we are licensed. Even if patents are issued in respect of these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects.

If we fail to comply with our obligations under any licenses or related agreements, we could lose license rights that may be necessary for marketing our products.

Our current licenses impose, and any future licenses we enter into are likely to impose, various development, commercialization, funding, royalty, diligence, sublicensing, insurance and other obligations on us.

Our principal obligations under our license agreement with WARF are as follows:

•	obligations for the payment of annual royalties;

•	an obligation to pay to WARF a certain percentage of the payments we receive in consideration of certain sublicenses that we grant under our license from WARF;

•	an obligation to apply appropriate patent markings under applicable law to the licensed products;

•	an obligation to reimburse WARF for certain of its costs in prosecuting or maintaining its patents under which we are licensed;

•

an obligation to indemnify WARF with respect to certain matters, including the manufacture, sale and use of licensed products, arising from any of our rights and obligations under the license agreement and to maintain certain liability insurance; and

•	an obligation to disclose to WARF, and license to it at its option, certain improvements that we make to any of the inventions claimed in WARF’s patents licensed to us.

Our principal obligations under our license agreement with Affymetrix, Inc. are as follows:

•	obligations for the payment of annual royalties and certain one-time, non-refundable, up-front fees;

•	an obligation to sell licensed products and licensed services subject to certain contractual and label restrictions on use consistent with the license agreement;

•	an obligation to indemnify Affymetrix with respect to our exercise of our rights and obligations under the license agreement;

•

an obligation to notify Affymetrix of a material infringement of the licensed patents by a recipient of licensed products or licensed services and to assist Affymetrix in halting, and to not contribute to or induce, any such infringement; and

•

an obligation to not sue Affymetrix with respect to its manufacture or use for its internal research or development purposes of any microarrays made by a digital light processor from Texas Instruments Incorporated or a functionally equivalent device (i.e., a computer-controlled device for modulated, light-directed synthesis).

Our principal obligations under our license agreement with OGT are as follows:

•	obligations for the payment of an annual fee;

•	obligations for the payment of annual royalties;

•	an obligation to not practice the licensed process and to not make or supply licensed product, other than as licensed by OGT;

•

an obligation to not sublicense recipients of licensed products or licensed services to manufacture of Nucleic Acid Arrays (a licensed product) or to use licensed products or licensed services outside the licensed field;

•

an obligation to supply licensed products and services generally only under our own name and only through agents and distributors who receive remuneration customary to the market in which they operate;

•	an obligation to supply licensed products and licensed services subject to certain contractual and label restrictions;

•

an obligation to not engage in or induce indirect or contributory infringement of the licensed patent rights and to supply certain array-related products not designed solely for use with the licensed products subject to certain label restrictions;

•

an obligation to indemnify OGT with respect to certain matters, including uses or supplies of licensed products or licensed services under the license agreement, and to maintain certain liability insurance; and

•	an obligation to not assert any claim under certain array-related patent rights against OGT or its affiliates to prevent their own internal research.

If we breach any of these obligations, the licensor may have the right to terminate the license, which could result in our being unable to develop, manufacture and sell products that are covered by the licensed technology or a competitor’s gaining access to the licensed technology. For additional details regarding our obligations under our current licenses, please see “Business—Intellectual property.”

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. In order to protect such proprietary technologies and processes, we also rely in part on confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Risks relating to our industry

We operate in an intensely competitive industry with rapidly evolving technologies, and our competitors may develop products and technologies that our customers consider superior in certain aspects or that make ours obsolete.

The life sciences industry is highly fragmented, very competitive and characterized by rapid technological change. Currently, some of our customers consider that microarrays produced by our competitors are superior to ours in certain respects, including our current software programs, our CGH applications, the dynamic range of our microarrays and probe density. In addition, the area of genomics research is rapidly evolving. Competition among entities developing genomic research technologies is intense. Many of our competitors have substantially greater research and product development capabilities and financial, scientific, marketing and customer support resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies, applications or market developments by devoting greater resources to the development, promotion and sale of products and services, which could impair sales of our products and services.

We face competition primarily from life sciences companies such as Affymetrix, Inc., Agilent Technologies, Inc., Applied Biosystems, Inc., Beckman Coulter, Becton Dickinson, CombiMatrix Corporation, Digital Gene Technologies, Inc., Enzo Life Sciences, Inc., febit, GE Healthcare, Illumina, Inc., Invitrogen Corporation, MDS Analytical Technologies, a division of MDS, Inc.,

Nanogen, Inc., Sequenom and Takara Biosciences, and academic and research institutions and government agencies, both in the United States and abroad. Our competitors are using a variety of genome analysis methodologies. For example, Affymetrix, Agilent, Applied Biosystems and Illumina have products for certain forms of genome analysis which are directly competitive with our products. In addition, several companies are working on developing next generation DNA sequencing tools that could be competitive in certain target markets. Such companies include Applied Biosystems, 454 Life Sciences, Helicos BioSciences and Illumina. In order to successfully compete against existing and future technologies, we will need to demonstrate to potential customers that our technologies and capabilities are superior to those of our competitors. Our future success will also depend on our ability to maintain a competitive position with respect to technological advances. Rapid technological development by others may make our technologies and future products obsolete.

Any products that are developed based on our technologies will compete in highly competitive markets. Competitors may be more effective at using their technologies to develop commercial products than us. Moreover, some of our competitors have, and others may, introduce novel genetic analysis platforms before we do which, if adopted by customers, could eliminate the market for our new genetic analysis systems. Furthermore, our competitors may obtain intellectual property rights that would limit the advantages of using our technologies. As a result, our competitors’ products or technologies may render our technologies and products obsolete or noncompetitive.

Our competitors may also combine operations through merger, acquisition, licensing, distribution arrangements, partnerships and other activities. Such arrangements may give our competitors advantages they did not previously have, such as the ability to rapidly expand their product offerings and service capabilities to meet a broader range of customer needs, and lead to even more intense competition.

It is possible that new technology, including next-generation sequencing, will displace microarray technology in the near future, and our inability to develop new products, continually enhance our product performance to keep pace with rapidly changing technology and customer requirements could adversely affect our ability to compete effectively.

New technologies, techniques or products, including next-generation sequencing, could emerge which might displace the microarray technology and allow the analysis of genomic information with similar or better price-performance than our system and could exert pricing pressures on or take market share from our products. It is critical to our success for us to anticipate changes in technology and customer requirements and to successfully introduce new, enhanced and competitive technology to meet our current and prospective customers’ needs on a timely basis. We could incur substantial costs if we need to modify our system to adapt to technological changes or developments. We may not have adequate resources available to develop new technologies or be able to successfully introduce enhancements to our system. There can be no guarantee that we will be able to maintain our technological advantages over emerging technologies in the future and we will need to respond to technological innovation in a rapidly changing industry. If we fail to keep pace with emerging technologies our system will become uncompetitive, our market share will decline and our business, revenue, financial condition and operating results could suffer materially.

We are subject to evolving legislative, judicial and ethical standards on use of technology and biotechnology.

The pursuit of genomics research is occurring within the broader context of myriad decisions related to the use of genetic information. Issues associated with medical ethics, data access, intellectual property protection, national and international legislative initiatives and other variables may have a significant impact on the breadth of genomics research conducted. For example, future legislative decisions limiting funding for, or the use of, stem cell research may have an adverse impact on spending for genomic research tools in this particular market segment.

Risks relating to this offering and ownership of our common stock

The price of our common stock may fluctuate significantly, which could lead to losses for stockholders.

The trading prices of the stock of newly public companies can experience extreme price and volume fluctuations. These fluctuations often have been unrelated or out of proportion to the operating performance of these companies. We expect our stock price to be similarly volatile. These broad market fluctuations may continue and could harm our stock price. Any negative change in the public’s perception of the prospects of companies that employ similar technology or sell into similar markets could also depress our stock price, regardless of our actual results.

Factors affecting the trading price of our common stock will include:

•	variations in our operating results;

•	changes in our operating results as a result of any problems with our internal controls;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analyst that elects to follow our common stock;

•	market conditions in our industry, the industries of our customers and the economy as a whole;

•	sales of large blocks of our common stock; and

•	changes in accounting principles or changes in interpretations of existing principles, which could affect our financial results.

Substantial sales of our common stock by our stockholders could depress our stock price regardless of our operating results.

Sales of substantial amounts of our common stock in the public market after this offering could reduce the prevailing market prices for our common stock. Upon the consummation of this offering, based on 11,291,552 shares outstanding as of March 31, 2007, we will have                      shares of common stock outstanding. Of these, all of the shares sold in this offering will be freely tradable without restriction or further registration. Substantially all of the 11,291,552 shares of our common stock held by existing stockholders are subject to lock-up agreements with the underwriters which prohibit the sale of such shares for 180 days after the date of this prospectus, subject to a possible extension under certain circumstances. All of these shares will be eligible for resale upon or shortly after the expiration of the lock-up period and in some cases to volume restrictions under Rule 144.

Our directors, executive officers and major stockholders will own approximately         % of our outstanding common stock after this offering, which could limit your ability to influence the outcome of key transactions, including changes of control.

After this offering, directors, executive officers, and current holders of 5% or more of our outstanding common stock, will, in the aggregate, own approximately         % of our outstanding common stock. As a result, a small number of stockholders will have voting control and would be able to control the election of directors and the approval of significant corporate transactions. This concentration of ownership may also delay, deter or prevent a change of control of our company and will make some transactions more difficult or impossible without the support of these stockholders.

We have implemented anti-takeover provisions that could discourage or prevent a takeover, even if an acquisition would be beneficial in the opinion of our stockholders.

Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial in the opinion of our stockholders. These provisions include:

•	authorizing the issuance of “blank check” preferred stock that could be issued by our Board to increase the number of outstanding shares and thwart a takeover attempt;

•	establishing a classified Board, which could discourage a takeover attempt;

•	prohibiting cumulative voting in the election of directors, which would limit the ability of less than a majority of stockholders to elect director candidates;

•	limiting the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent and requiring that all stockholder actions be taken at a meeting of our stockholders; and

•	establishing advance notice requirements for nominations for election to the Board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change of control of our company. Generally, Section 203 prohibits stockholders who, alone or together with their affiliates and associates, own more than 15% of the subject company from engaging in certain business combinations for a period of three years following the date that the stockholder became an interested stockholder of such subject company without approval of the board or 66 2/3% of the independent stockholders. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock. See “Description of capital stock—Anti-takeover provisions” included elsewhere in this prospectus.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. Although we will apply to have our common stock approved for quotation on The Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. Accordingly, you may not be able to sell your shares quickly or at the market price if trading in our stock is not active. The initial public offering price for our common stock was determined through negotiations between the underwriters and us. The initial public offering price may vary from the market price of our common stock after the consummation of this offering. Investors may not be able to sell their common stock at or above the initial public offering price.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock may rely in part on the research and reports that equity research analysts publish about us and our business. We do not control the opinions of these analysts. The price of our stock could decline if one or more equity analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the “Underwriting” section. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have shares of common stock outstanding based on the number of shares outstanding as of March 31, 2007. This includes the shares that we are selling in this offering, which may be resold in the public market immediately. The remaining                      shares, or         % of our outstanding shares after this offering will be able to be sold, subject to any applicable volume limitations under federal securities laws, in the near future as set forth below.

Number of shares	% of total outstanding	Date available for sale into public market

	%	On the date of this prospectus

	%	90 days after the date of this prospectus

	%	180 days after the date of this prospectus due to the expiration of the lock-up agreements between the holders of these shares and the underwriters; however, J.P. Morgan Securities Inc. can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time

	%	Between 181 and 365 days after the date of this prospectus, depending on the requirements of the federal securities laws

In addition, as of March 31, 2007, there were 1,779,332 shares of common stock and Series E Preferred Stock issuable upon the exercise of outstanding options, 546,827 shares of common stock subject to outstanding warrants, 1,100,000 shares reserved for issuance under our 2007 equity incentive plan and 250,000 shares reserved for issuance under our 2007 employee stock purchase plan, that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rule 144 and 701 under the Securities Act of 1933, as amended. Moreover, after this offering, holders of an aggregate of approximately                  shares of our common stock as of March 31, 2007, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of our common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject in certain cases to the lock-up agreements.

We have not paid dividends in the past and do not expect to pay dividends in the future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our Board and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payments of dividends present in our current and future debt agreements, and other factors our Board may deem relevant. We are subject to several covenants under our debt arrangements that place restrictions on our ability to pay dividends. If we do not pay dividends, a return on your investment will only occur if our stock price appreciates.

We have broad discretion to use the offering proceeds, and our investment of these proceeds may not yield a favorable, or any, return.

The net majority of the proceeds of this offering are not allocated for specific uses. Additionally, we may decide to use proceeds that are currently anticipated for a specific use for a different purpose. Thus, our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. We cannot assure you that the proceeds will be invested in a way that yields a favorable, or any, return for us.

New investors in our common stock will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the book value per share of our common stock. If you purchase common stock in this offering, you will incur dilution of $             in net tangible book value per share of common stock, based on an assumed initial public offering price of $             per share. In addition, the number of shares available for issuance under our employee stock purchase plan may increase annually without further stockholder approval. Investors will incur additional dilution upon the exercise of stock options and warrants. See “Dilution.”

The availability of shares for sale in the future could reduce the market price of our common stock.

In the future, we may issue securities to raise cash for acquisitions. We may also acquire interests in outside companies by using a combination of cash and our common stock or just our common stock. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in our company and have an adverse impact on the price of our common stock.

In addition, sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could reduce the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our securities.

Special note regarding forward-looking statements

This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	the impact of competition and technological change;

•	general economic and business conditions, both nationally and in our markets;

•	the timing of and change in necessary existing and future regulatory clearances that affect our business;

•	our relationships with our distributors;

•	our ability to maintain relationships with our key suppliers; and

•	other risk factors included under “Risk factors” in this prospectus.

In addition, in this prospectus, the words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, as they relate to NimbleGen, our business and our management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Use of proceeds

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $            , or approximately $             if the underwriters’ over-allotment option is exercised in full, based on an assumed initial public offering price of $             per share and after deducting underwriting discounts and commissions and estimated offering expenses.

The principal purposes of this offering are to obtain additional capital and to create a public market for our common stock. We intend to use the net proceeds from this offering as follows:

•

approximately $             million to increase research and development on manufacturing process improvement, new biological applications, and next generation manufacturing systems, as well as tools for data analysis and integration;

•	approximately $ million to expand the commercial infrastructure for our microarray products and services by adding to our sales, marketing and general administrative capabilities;

•	approximately $ million in capital expenditures to build additional production capacity to keep ahead of growing demand;

•

payment of license fees, which may include payment of the $5.3 million license fee obligation due within 90 days following this offering in accordance with the terms of our license agreement with Affymetrix, Inc.;

•

payment of value-sharing bonuses to certain of our employees, which may include payment of up to $1.628 million due within five days following consummation of this offering to four of our executive officers; and

•	the remainder for working capital and general corporate purposes, which may include the acquisition of complementary technologies, products or businesses and funding operating losses.

The expected use of the net proceeds of this offering represents our current intentions based upon our present plans and business conditions. The amounts that we actually expend for the purposes above and the timing of those expenditures will vary significantly depending on a number of factors, including future revenue growth, if any, the amount of our cash on hand and the amount of cash we generate from operations, if any. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. We have no present commitments or agreements with respect to any acquisitions. Pending the deployment of the net proceeds from this offering, we intend to invest them primarily in interest bearing, investment-grade, short-term securities.

Dividend policy

We have never declared or paid and do not anticipate declaring or paying any cash dividends on our common stock in the near future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our Board and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our Board may deem relevant.

Capitalization

The following table shows:

•	our capitalization as of March 31, 2007;

•

our capitalization as of March 31, 2007, on a pro forma basis, giving effect to (i) the reclassification of 53,344 shares of redeemable common stock to common stock, (ii) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 10,462,665 shares of common stock and (iii) the exercise of warrants to purchase 486,498 shares of our common stock, immediately prior to the consummation of this offering as if such conversion and exercise had occurred on March 31, 2007; and

•

our capitalization as of March 31, 2007, on a pro forma as adjusted basis, giving effect to (i) the reclassification of 53,344 shares of redeemable common stock to common stock, (ii) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 10,462,665 shares of common stock, and (iii) the exercise of warrants to purchase 486,498 shares of our common stock, immediately prior to the consummation of this offering as if such conversion and exercise had occurred on March 31, 2007 and (iv) the sale by us of              shares of common stock in this offering, at an initial public offering price of $             per share, after deducting underwriting discounts and commissions and estimated offering expenses.

As of March 31, 2007 (unaudited) (in thousands, except share amounts)	Actual	Pro forma		Pro forma as adjusted

Cash and cash equivalents	$17,198	$		$

Long-term debt, less current portion of $8,342	6,377		6,377

Temporary equity:
Redeemable common stock, $0.001 par value: 53,344 shares issued and outstanding, zero shares issued and outstanding pro forma and pro forma as adjusted	217		—		—

Stockholders’ equity:
Series E Convertible Preferred Stock, $0.001 par value; authorized: 4,459,583 shares at March 31, 2007, zero shares pro forma and pro forma as adjusted; issued and outstanding: 4,125,062 shares at March 31, 2007, zero shares pro forma and pro forma as adjusted	29,193		—		—

Series F Convertible Preferred Stock, $0.001 par value; authorized: 6,388,813 shares at March 31, 2007, zero shares pro forma and pro forma adjusted; issued and outstanding: 6,337,603 shares at March 31, 2007, zero shares pro forma and pro forma as adjusted	41,053		—

Preferred stock, $0.001 par value; authorized: zero shares at March 31, 2007, 5,000,000 shares pro forma and pro forma adjusted; issued and outstanding: zero shares at March 31, 2007, pro forma and pro forma as adjusted	—		—		—

Common stock, $0.001 par value; authorized: 13,069,454 shares at March 31, 2007, 50,000,000 shares pro forma and pro forma adjusted; issued and outstanding: 775,543 shares at March 31, 2007, 11,778,050 shares pro forma, shares pro forma as adjusted	2		12

Additional paid-in capital	973		71,435
Notes receivable from stockholder	(221)		(221)
Unearned stock-based compensation	(1)		(1)
Accumulated deficit	(49,351)		(49,351)

Total stockholders’ equity	$21,648		$21,874	$

Total capitalization	$28,242		$28,251	$

The outstanding share information set forth above is as of March 31, 2007, and excludes on an actual basis:

•

1,453,820 shares of common stock and 325,403 shares of Series E Preferred Stock issuable upon the exercise of outstanding options, at weighted average exercise prices of approximately $2.47 and $0.85 per share, respectively;

•	warrants to purchase 9,119 shares of our Series E Preferred Stock, 51,211 shares of our Series F Preferred Stock and 486,498 shares of our common stock;

•	268,026 shares of common stock and 125,360 shares of Series E Preferred Stock reserved for issuance under our 2000 stock option and restricted stock plan; and

•	1,100,000 shares to be reserved for issuance under our 2007 equity incentive plan and 250,000 shares to be reserved for issuance under our 2007 employee stock purchase plan.

Dilution

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. As of March 31, 2007, our pro forma net tangible book value was approximately $21.9 million. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by shares of common stock outstanding after giving effect to (1) the reclassification of 53,344 of redeemable shares into common stock, (2) the conversion of all outstanding shares of our preferred stock into an aggregate of 10,462,665 shares of common stock and (3) the exercise of warrants to purchase 486,498 shares of common stock at an exercise price of $.02 per share, immediately prior to the consummation of this offering.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by buyers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately following this offering.

After giving effect to the receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $             per share and after expenses, our pro forma as adjusted net tangible book value as of March 31, 2007, would have been approximately $             million, or $             per share of common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:

Assumed initial public offering price		$
Historical net tangible book value per share as of March 31, 2007	$0.12
Reclassification of redeemable common stock to common stock	0.01
Conversion of Series E Preferred Stock and Series F Preferred Stock into common stock	1.65
Exercise of common stock warrants	0.08

Pro forma net tangible book value per share before this offering	$1.86

Increase in pro forma net tangible book value attributable to this offering
Pro forma net tangible book value as adjusted to give effect to this offering		$
Dilution to new investors		$

The following table shows, on the pro forma basis described above, the difference between existing stockholders and new investors in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price paid per share, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares purchased		Total consideration		Average price per share
(in thousands, except share and per share data)	Number	Percent	Amount	Percent

Existing stockholders		%	$	%	$
New investors

Total		100.0%		$100.0%	$

The outstanding share information set forth above is as of March 31, 2007, and excludes on an actual basis:

•

1,453,820 shares of common stock and 325,402 shares of Series E Preferred Stock issuable upon the exercise of outstanding options, at weighted average exercise prices of approximately $2.47 and $0.85, respectively, per share;

•	warrants to purchase 9,119 shares of our Series E Preferred Stock, 51,211 shares of our Series F Preferred Stock and 486,498 shares of our common stock;

•	268,026 shares of common stock and 125,360 shares of Series E Preferred Stock reserved for issuance under our 2000 stock option and restricted stock plan; and

•	1,100,000 shares to be reserved for issuance under our 2007 equity incentive plan and 250,000 shares to be reserved for issuance under our 2007 employee stock purchase plan.

To the extent that any outstanding options are exercised, new investors will experience further dilution. If all of our options and warrants outstanding as of March 31, 2007, had been exercised as of that date, the pro forma as adjusted net tangible book value per share after this offering would be $             per share, total dilution to new investors would be $             per share and the total number of shares of our common stock on a pro forma as adjusted basis purchased from us and the total consideration and average price per share paid by existing stockholders and by new investors would be:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percentage	Amount	Percentage
Existing stockholders		%		%	$
New investors		%		%
Total		100.0%		100.0%	$

Selected consolidated financial data

The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and “Management’s discussion and analysis of financial condition and results of operations” appearing elsewhere in this prospectus. The consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006, and the consolidated balance sheet data at December 31, 2005 and 2006, are derived from, and are qualified by reference to, the consolidated financial statements that have been audited by our independent registered public accounting firm, which are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data at December 31, 2002 and 2003 are derived from our audited consolidated financial statements not included in this prospectus. The data for the three months ended March 31, 2006 and 2007, and as of March 31, 2007, are derived from our unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus. The historical results presented below are not necessarily indicative of future results.

	Years ended December 31,					Three months ended March 31,
(in thousands, except per share data)	2002	2003	2004	2005	2006	2006	2007

						(unaudited)
Consolidated statements of operations data:
Revenue:
Microarray and other	$585	$2,017	$3,121	$8,457	$12,561	$3,554	$4,056
Grant	1,312	1,091	1,353	1,017	945	164	40

Total revenue	1,897	3,108	4,474	9,474	13,506	3,718	4,096

Cost and expenses:
Cost of revenue	4,790	4,305	4,572	7,154	7,784	1,740	2,121
Research and development	3,047	3,233	3,415	1,911	2,637	333	1,174
Selling, general and administrative	3,248	3,357	4,624	5,618	9,288	1,861	4,522
Amortization of licenses and patents	—	—	109	119	530	30	888

Total costs and expenses	11,085	10,895	12,720	14,802	20,239	3,964	8,705

Loss from operations	(9,188)	(7,787)	(8,246)	(5,328)	(6,733)	(246)	(4,609)

Other income (expense):
Interest expense	(65)	(60)	(120)	(18)	(519)	—	(478)
Interest income	78	38	32	125	419	78	226
Other income (expense)	(8)	(10)	12	4	28	(27)	11

Total other income (expense)	5	(32)	(76)	111	(72)	51	(241)

Net loss	$(9,183)	$(7,819)	$(8,322)	$(5,217)	$(6,805)	$(195)	$(4,850)

Net loss per common share:
Basic and diluted	$(15.43)	$(12.95)	$(10.55)	$(6.44)	$(8.25)	$(0.24)	$(5.85)

Weighted average common shares outstanding used in computing net loss per common share:
Basic and diluted	595,028	603,880	788,823	810,315	825,232	820,946	828,888

Pro forma net loss per share (unaudited)(1):
Basic and diluted					$(0.65)		$(0.43)

Pro forma common shares outstanding (unaudited)(1):
Basic and diluted					10,487,725		11,291,552

(1)	The pro forma statement of operations data reflect the conversion of all outstanding shares of our preferred stock at December 31, 2006 and March 31, 2007 on a one-for-one basis into an aggregate of 9,662,493 and 10,462,664 shares, respectively, of common stock immediately prior to the consummation of this offering.

	As of December 31,					As of March 31, 2007
(in thousands)	2002	2003	2004	2005	2006

						(unaudited)
Consolidated balance sheet data:
Cash and cash equivalents	$2,627	$3,032	$7,678	$9,273	$19,001	$17,198
Total assets	5,201	5,896	10,854	15,905	41,713	41,883
Long-term debt	655	467	363	174	12,794	14,719
Deferred revenue	—	58	327	1,180	1,412	1,206
Working capital	1,837	2,603	7,499	9,631	10,314	8,863
Convertible preferred stock	19,397	27,570	40,323	49,121	62,156	70,246
Temporary equity	—	—	2	2	115	217
Total stockholders’ equity	3,453	3,987	8,774	12,160	18,301	21,648

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion of our consolidated financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk factors.”

Overview

NimbleGen Systems, Inc. is a leading innovator, manufacturer and marketer of a proprietary suite of microarrays, and related products and services, which we sell into the life sciences research market. We commenced operations in 1999 to develop and commercialize technology for the manufacture of DNA microarrays utilizing DMD chips as part of a highly automated system for the light directed synthesis of DNA microarrays. Our core technology was developed at the University of Wisconsin, the rights to which were secured through a license agreement with WARF. We believe our technology allows us to offer our customers an unmatched combination of high data quality and high information content. As a consequence, our products and services enable scientists to obtain, analyze and integrate complex genomic data not previously accessible, providing a clearer and unprecedented understanding of genome structure, function and biology.

Since our inception in 1999, our annual revenues have grown to $13.5 million for the year ended December 31, 2006. Revenues for the three-months ended March 31, 2007 were $4.1 million. Our sales have grown primarily by selling to leading academic institutions, genomic research centers and government laboratories, as well as pharmaceutical, biotechnology and agrichemical companies.

While we continue to grow our revenue, we have incurred substantial operating losses since our inception. We have continued to invest in the development of our microarray technology, in the procurement of additional technology required for production of our products, in the development of new products which take advantage of our core production technology and in building and expanding our commercial business operations.

As of March 31, 2007, our accumulated deficit was $49.4 million. We expect to incur additional operating losses as we continue to make improvements to our technology platform, develop new products based upon our core technologies, and grow our commercial organization. At March 31, 2007, we had a cash balance of $17.2 million.

Our expenses have consisted primarily of costs incurred in research and development, manufacturing scale-up, business development and general and administrative costs associated with our operations. We expect our research and development expenses to increase in the future as we continue to develop our products and our core manufacturing platform. Also, our selling and marketing expenses will increase as we commercialize our products, and general and administrative expenses will grow as we expand our operations and assume the obligations of a public reporting company. We do expect, though, that these costs will grow at a slower rate than will revenue. We also expect to continue to invest capital in our manufacturing operations and in working capital and intellectual property as we expand our operations.

As part of our strategy to expand direct product sales worldwide, in late 2006 and early 2007, we announced license agreements with Affymetrix, Inc. and Oxford Gene Technology IP Limited.

Prior to entering into these license agreements, the primary focus of our commercial operations involved performing analytical services utilizing our microarrays in our Iceland facility. We also sold microarrays directly to the U.S. government and to a limited number of customers in certain territories.

Going forward, we anticipate that our business mix will be weighted more toward direct sales of microarrays, but we expect that our service business will remain a significant portion of our revenue. As microarray sales grow, we will incur increasing royalty payments and it is likely that these royalty payments will exceed what the company has experienced in the past, both in absolute terms and as a percentage of sales. The increase in royalties, both in absolute terms and as a percentage of sales, will result principally from royalties which we anticipate owing under the terms of the license agreements entered into with Affymetrix, Inc. and Oxford Gene Technology IP Limited in late 2006. These license agreements are in addition to other license agreements which we were party to in prior periods (and which will remain in place); as a result, the total amount of royalty payable for a given sales volume will increase. In addition to selling microarrays more broadly, our new expanded business strategy includes selling a variety of microarray-related reagents, consumables, instruments and supplies. As a consequence, we also anticipate that sales of such items will exceed past experience, both in absolute and in relative terms.

Results of operations

The following discussion compares the historical results of operations for the years ended December 31, 2004, 2005 and 2006, and the three months ended March 31, 2006 and 2007.

Revenue

We generate revenue principally from the sale of microarrays directly to customers and from fees charged for the delivery of data which we generate by performing analytical services using our microarrays. Our major application areas currently include both microarray sales and microarray services optimized for the following applications: gene expression, comparative genomic hybridization, or CGH, chromatin immunoprecipitation assays on microarrays, or ChIP-chip, and comparative genomic sequencing, or CGS. We also generate revenue though the sale of instruments, reagents and other supplies, and through performance on research grants. We recognize revenue from the sale of products and services in accordance with the SEC’s Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements.

	Years ended December 31,					Three months ended March 31,
(in thousands)	2004	2005		2006		2006	2007

						(unaudited)
Microarray sales	$1,440	$3,730		$5,012		$1,258	$1,850
% change period over period		159%		34%			47%

Microarray services	1,274	4,558		6,620		1,559	1,418
% change period over period		258%		45%			(9%	)

Other revenue	407	169		929		737	788
% change period over period		(58%	)	*			7%

Microarray and other revenue	3,121	8,457		12,561		3,554	4,056
% change period over period		171%		49%			14%

Grant revenue	1,353	1,017		945		164	40
% change period over period		(25%	)	(7%	)		(76%	)

Total revenue	$4,474	$9,474		$13,506		$3,718	$4,096
% change period over period		112%		43%			10%

*	Not meaningful

Three months ended March 31, 2007 vs. 2006

Sales growth in the first quarter of 2007 over the prior year quarter was due to a 46% increase in unit sales of our microarrays and a 13% increase in unit sales of microarray services. Unit sales increases were offset by a slight 2% decrease in the average price per microarray unit and a 14% decline in average price per service unit. Unit growth came from expanding sales to our existing customer base, as well as an ongoing increase in the number of customers.

The first quarter of 2007 also reflects a decrease in grant revenue that is expected to continue throughout 2007 as current grants reach their final stages. We are in the process of applying for additional grants that we expect to begin in 2008.

Years ended December 31, 2006 vs. 2005

In 2006, sales growth was primarily due to a 32% increase in unit sales of our microarrays and a 40% increase in unit sales of microarray services. The average price per microarray unit remained steady while average price per service unit declined 2%. Unit growth came from expanding sales to our existing customer base, as well as an ongoing increase in the number of customers. In 2006, we sold a single MAS production unit for $500,000. It is not our strategy to routinely sell our MAS production units, but we occasionally may do so. We expect to sell other types of instruments in the future, such as scanners, hybridization stations, wash stations and other similar equipment used in the process of utilizing microarrays to generate genomic information.

Years ended December 31, 2005 vs. 2004

In 2005, sales growth was primarily due to a 162% increase in unit sales of microarrays and 247% increase in unit sales of microarray services. The increases in unit sales were offset by average price declines of 3% for microarrays and 4% for microarray services. In 2005, both microarray and microarray services benefited from the launch of our ChIP-chip application and from a full year of sales of our CGH application, which was first launched in 2004.

Grant revenue

Historically, we applied for and received grants, typically provided by the National Institute of Health, or NIH, and related to various aspects of development of our core platform technology and its applications. While we recognize these grants as revenue, we are only reimbursed for costs specifically attributable to the subject project. In 2006, the majority of our grant revenue was from the ENCODE project, or Encyclopedia of DNA Elements, sponsored by the National Human Genome Research Institute, a department within the NIH.

Gross margin and cost of revenue

Gross margin reflects the difference between revenue and cost of revenue. Cost of revenue consists of materials and supplies used in the manufacture of product, royalties, depreciation on manufacturing capital equipment, rent, salaries and related expenses for management and personnel associated with our manufacturing and quality control departments. In 2005 and 2006, cost of revenue was primarily incurred in our facilities in Iceland and Germany. In 2004, we also incurred cost of revenue in our facility in Madison, Wisconsin.

	Years ended December 31,				Three months ended March 31,
(in thousands)	2004		2005	2006	2006	2007

					(unaudited)
Revenue	$4,474		$9,474	$13,506	$3,718	$4,096
Cost of revenue	4,572		7,154	7,784	1,740	2,121

Gross margin	$(98)		$2,320	$5,722	$1,978	$1,975
Gross margin %	(2%	)	24%	42%	53%	48%

Three months ended March 31, 2007 vs. 2006

In the first quarter of 2007, the 5% decline in gross margin resulted from an increase in royalties from 2% of revenue to 7% of revenue. The royalty increase reflects expenses incurred as a result of entering into the licensing agreement with Affymetrix in 2006. All other cost of revenue components, including materials, labor and overhead remained relatively steady as a percentage of revenue in the first quarter of 2007 compared to the first quarter of 2006.

Stock-based compensation allocated to cost of revenue for the first quarter of 2006 and the first quarter of 2007 was $1,000 and $2,000, respectively.

Years ended December 31, 2006 vs. 2005

In 2006, cost of revenue declined from 76% of revenue in 2005 to 58% of revenue. The majority of this decline can be attributed to a reduction in material costs from 24% of revenue to 18% of revenue, a reduction in overhead costs from 21% of revenue to 12% of revenue, and a reduction in grant costs of revenue from 11% to 7%. Direct labor as a percentage of revenue was unchanged in 2006 from 2005 at 16% of revenue.

The decrease in material costs was driven principally by producing key chemistries internally at costs lower than that received from external vendors. We were also able to receive better pricing from our third party vendors because we were able to purchase in larger quantities. Overhead costs as a percentage of sales declined because we were able to produce a greater volume of products in our Iceland manufacturing facility without a corresponding increase in overhead costs. Overhead expenses in 2005 were also increased by costs attributable to setting up a new manufacturing facility in Iceland in late 2005. No similar costs were incurred in 2006.

Years ended December 31, 2005 vs. 2004

In 2005, cost of revenue declined from 102% of revenue in 2004 to 76% of revenue. The majority of this decline can be attributed to a reduction in material costs from 25% of revenue to 24% of revenue, a reduction in overhead costs from 27% of revenue to 21% of revenue, a reduction in grant costs from 27% of revenue to 11% of revenue, and a reduction in labor from 22% of revenue to 16% of revenue. While manufacturing costs have declined, royalties as a percentage of revenue have increased from 1% of revenue in 2004 to 3% of revenue in 2005.

Research and development expenses

Research and development expenses consist primarily of salaries and related personnel costs, material costs for microarrays and application development, fees paid to consultants, depreciation and facilities costs and other expenses related to the design, development, testing and enhancement of our products, services and manufacturing platform. Research and development costs are expensed as incurred.

	Years ended December 31,				Three months ended March 31,
(dollar amounts in thousands)	2004	2005		2006	2006	2007

					(unaudited)
Research and development	$3,415	$1,911		$2,637	$333	$1,174
% change period over period		(44%	)	38%		253%
% of revenue	76%	20%		20%	9%	29%
Number of employees	22	17		26	19	32

Three months ended March 31, 2007 vs. 2006

The $841,000 increase in the first quarter of 2007 resulted from employee additions and from a $525,000 increase in materials and equipment used to build and test next generation prototypes.

Stock-based compensation allocated to research and development for the first quarter of 2006 and the first quarter of 2007 was $0 and $22,000, respectively.

Years ended December 31, 2006 vs. 2005

The $726,000 increase from 2005 to 2006 resulted from a $500,000 increase in materials used to build and test next generation prototypes and from employee additions. In 2006, stock-based compensation allocated to research and development expense was $2,000.

Years ended December 31, 2005 vs. 2004

In 2004, our German operation was primarily engaged in research and development activities associated with our manufacturing platform. In February 2005, the focus of that operation changed from research and development to the production of chemistry used in our manufacturing operations. The costs of our German operation, since that time, are recorded in cost of revenue.

Selling, general and administrative expenses

Selling, general and administrative, or SG&A, expenses consist primarily of salaries and related personnel costs for product management and marketing groups, field sales and customer service groups, and accounting, finance, human resource management, legal and executive management and allowance for doubtful accounts.

	Years ended December 31,			Three months ended March 31,
(dollar amounts in thousands)	2004	2005	2006	2006	2007

				(unaudited)
Selling, general and administrative	$4,624	$5,618	$9,288	$1,861	$4,522
% change period over period		21%	65%		143%
% of revenue	103%	59%	69%	50%	110%
Number of employees	26	32	62	43	73

Three months ended March 31, 2007 vs. 2006

The $2.7 million growth in SG&A expense from the first quarter of 2006 to the first quarter of 2007 primarily resulted from increases in each of the following:

•

The addition of employees in our business development, product marketing and sales teams. The direct sales effort in Europe, discussed below under the heading “Years ended December 31, 2006 vs. 2005,” did not begin until late 2006. In the first quarter of 2007, we continued to add sales people.

•	An increase in professional fees primarily related to legal and other strategic initiatives and the establishment of an infrastructure appropriate for a public company.

Stock-based compensation allocated to SG&A for the first quarter of 2006 and the first quarter of 2007 was $7,000 and $191,000, respectively.

In late 2005, we provided financing to Stanley D. Rose, our president and chief executive officer, for the exercise of stock options. The loan was a non-recourse instrument (as determined under relevant accounting principles) and therefore resulted in variable accounting of the underlying stock. The intrinsic value of the underlying shares was recognized to the extent of vesting, which resulted in non-cash compensation expense of $0 and $641,000 for the three months ended March 31, 2006 and 2007.

Years ended December 31, 2006 vs. 2005

The growth in SG&A expense from 2005 to 2006 primarily resulted from the addition of employees in our business development, product marketing and sales teams. Prior to 2006, we served Europe and Asia through a network of distributors and agents. In late 2006, we chose to serve certain European countries through a direct sales force and we hired a vice president to develop and lead our European organization. We will be adding sales people throughout 2007 to staff that organization. In addition, SG&A costs increased in 2006 due to professional fees incurred in preparation for our potential initial public offering and in establishing an internal control over financial reporting infrastructure appropriate for a public company. In 2006, stock-based compensation allocated to SG&A expense was $40,000.

In 2006, non-cash compensation expense of $481,000 was recorded as a result of the variable accounting of the options related to the loan to Stanley D. Rose, as described above.

Years ended December 31, 2005 vs. 2004

For the period from 2004 to 2005, SG&A costs increased primarily from the addition of employees to the business development team.

Amortization of licenses and patents

We capitalize acquired licenses and patents and amortize them over their useful life. In future years, we will review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized if the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there has been no such impairment.

	Years ended December 31,			Three months ended March 31,
(in thousands)	2004	2005	2006	2006	2007

				(unaudited)
Amortization of licenses and patents	$109	$119	$530	$30	$888
% change period over period		9%	345%		*
% of revenue	2%	1%	4%	1%	22%

*	Not meaningful

Three months ended March 31, 2007 vs. 2006 and years ended December 31, 2006 vs. 2005

In 2006, amortization of licenses and patents grew significantly, resulting from the acquisition of a number of licenses with an aggregate cost of $15.3 million. We have determined that these licenses have varied useful lives, but the significant majority of these assets are being amortized over six years. These licenses and patents were acquired at various times in the fourth quarter of 2006; therefore, amortization expense does not represent a charge for the full year.

Years ended December 31, 2005 vs. 2004

In 2004 and 2005, amortization of licenses and patents was related to our acquisition of certain intangible assets of Light Biology, Inc. in 2004.

Interest expense

	Years ended December 31,				Three months ended March 31,
(in thousands)	2004	2005		2006	2006	2007

					(unaudited)
Interest expense	$120	$18		$519	$0	$478
% change period over period		(85%	)	*		*
% of revenue	3%	0%		4%	0%	12%

*	Not meaningful

Three months ended March 31, 2007 vs. 2006

Interest expense in the first quarter of 2007 included interest expense from borrowings under a credit facility provided by General Electric Capital Corporation, or GECC, first entered into in June 2006. Please see “—Cash flows provided by financing activities,” below.

The first quarter of 2007 also included $154,000 of amortization related to warrants issued and other fees incurred in conjunction with the GECC debt facility and the amortization of the debt discount attributable to a license fee obligation.

Years ended December 31, 2006 vs. 2005

In 2006, cash interest expense resulted primarily from borrowing under the GECC credit facility.

In 2006, $183,000 of interest expense consisted of amortization related to the value of warrants issued and other fees incurred in conjunction with the GECC debt facility and the amortization of the debt discount attributable to a license fee obligation.

Years ended December 31, 2005 vs. 2004

Interest expense in 2005 and 2004 is attributable to debt assumed in the 2004 acquisition of certain assets of Light Biology, Inc., as well as to a loan provided by the State of Wisconsin in 2001 for early technology development. Both loans were retired in 2006.

Interest and other income

Interest income results from cash and cash equivalents, primarily money market accounts. We maintain cash balances in excess of federally insured limits.

	Years ended December 31,			Three months ended March 31,
(in thousands)	2004	2005	2006	2006	2007

				(unaudited)
Interest income	$32	$125	$419	$78	$226
% change period over period		291%	235%		190%
% of revenue	1%	1%	3%	2%	6%

Three months ended March 31, 2007 vs. 2006 and years ended December 31, 2006 vs. 2005

Interest income increased due to a higher average balance of cash and cash equivalents in the period. This higher average balance was a result of the issuance of Series F Preferred Stock in December 2006 and January 2007 and the draw-down of funds under the GECC credit facility at various times throughout 2006 and early 2007.

Years ended December 31, 2005 vs. 2004

Interest income increased primarily due to a higher average balance of cash and cash equivalents arising from the issuances of Series F Preferred Stock in November 2004 and October 2005.

Liquidity and capital resources

To date, we have funded our working capital needs and our capital expenditure requirements using cash from sales of equity securities, debt instruments and cash from our operations, including customer advance payments, and, to a lesser extent, through government grants. Since our inception through January 2007, we have obtained financing of approximately $70 million through private placements of equity securities. At December 31, 2006 and March 31, 2007, we had $19.0 million and $17.2 million in cash and cash equivalents, and our net working capital, which is calculated by subtracting our current liabilities from our current assets, was $10.3 million and $8.9 million. As of December 31, 2006 and March 31, 2007, we had $10.6 million and $6.4 million of long-term debt, excluding current portion.

Cash flows

	Years ended December 31,			Three months ended March 31,
(in thousands)	2004	2005	2006	2006	2007

				(unaudited)
Net cash flows used in operating activities	$(7,529)	$(4,823)	$(3,932)	$(461)	$(3,211)
Net cash flows used in investing activities	(100)	(1,979)	(6,671)	(22)	(7,781)
Net cash flows provided by financing activities	12,275	8,397	20,331	(165)	9,189

Net change in cash	$4,646	$1,595	$9,728	$(648)	$(1,803)

Beginning cash and cash equivalents	3,032	7,678	9,273	9,273	19,001
Ending cash and cash equivalents	$7,678	$9,273	$19,001	$8,625	$17,198

Cash flows provided by operating activities

Three months ended March 31, 2007 vs. 2006

The increase in net cash used in operating activities was due to the increase in net loss which in turn resulted from the significant increases in R&D and SG&A expenditures.

Years ended December 31, 2006 vs. 2005

The decrease in net cash used in operating activities was primarily due to improved management of our working capital, primarily accounts receivable collections that resulted in the decrease in accounts receivable of $159,000 despite an increase in revenue of $4 million.

Years ended December 31, 2005 vs. 2004

The decrease in net cash used in operating activities was primarily due to the reduction in net loss of $3.1 million, offset by the increase in accounts receivable of $1.7 million and an increase in inventory of $592,000.

Cash flows used in investing activities

Three months ended March 31, 2007 vs. 2006

In January and February of 2007, we paid $6 million as final payment for licensing agreements signed in December of 2006. The first quarter of 2007 also included $1.8 million of asset purchases, principally relating to the ongoing investment in the assembly of our MAS 3.x systems.

Years ended December 31, 2006 vs. 2005

In 2006, cash used in investing activities increased primarily as a result of the acquisition of licenses and the purchase of parts for our MAS 3.x system. Throughout 2006, we entered into a number of license agreements as part of our strategy to expand sales of microarray products directly to customers worldwide and which provide rights to certain other intellectual property. We began acquiring the parts necessary for the construction of our MAS 3.x systems. We also acquired certain material handling equipment for providing our microarray services.

Years ended December 31, 2005 vs. 2004

In 2005, cash used in investing activities increased primarily due to the purchase of capital equipment used in our manufacturing operations.

Cash flows provided by financing activities

2007 issuance of Series F Preferred Stock

In January 2007, we issued 800,171 shares of Series F Preferred Stock for net proceeds of $7.4 million.

2007 GECC debt facility

In January 2007, we borrowed an additional $2.5 million (Term C) on the GECC debt facility.

2006 GECC debt facility

On June 30, 2006, we entered into a secured $10 million credit facility with GECC. The facility initially consisted of a $5 million term loan (Term A), a $4 million working capital revolving credit facility, and a $1 million term loan conditioned on certain performance requirements. In September 2006, we met the performance requirements and drew down an additional $1 million of term debt under this facility (Additional Term A). In December 2006, we expanded the facility to include an additional $2.5 million in term debt (Term B). In December 2006, the facility was modified to limit total borrowing from GECC to $11 million. In January 2007, we expanded the facility again by an additional $2.5 million (Term C). As of December 31, 2006, the total amount borrowed under the GECC facility was $8.5 million.

The Term A facility bears interest at a fixed rate of 11.96% and is fully amortized over three years beginning March 2007. The Additional Term A facility also bears interest at a fixed rate of 11.96% and is fully amortized over three years beginning May 2006. The Term B and C facilities bear interest at fixed rates of 11.78% and 11.97%, and are fully amortized over three years beginning in February and March 2007.

In late December 2006, we borrowed $2.5 million of the Term B facility at a fixed interest rate of 11.78% with monthly principal and interest payments over three years.

The GECC facility restricts our ability, among other things, from undertaking additional debt, establishing capital leases over a specified amount, investing in joint ventures and making distributions to stockholders, subject in each case to thresholds and exceptions. The working capital revolving credit facility, which has not been borrowed against as of December 31, 2006, requires us to maintain a fixed charge coverage ratio based in part on EBITDA (as defined in the debt agreement) and required debt payments. We are in compliance with all debt covenants as of December 31, 2006. We may be required to prepay amounts under the facility upon the occurrence of certain events, including a change of control.

2006 recapitalization and issuance of Series F Preferred Stock

In December 2006, we amended our certificate of incorporation to (i) reduce the liquidation preference and modify certain other rights of the Series F Preferred Stock, (ii) reclassify each outstanding share of the Series F Preferred Stock into 0.10 shares of Series E Preferred Stock and 1.65 shares of Series F Preferred Stock and (iii) increase the number of authorized shares of common stock and the number of authorized shares of both Series E and Series F Preferred Stock. In connection with this transaction, we incurred $100,000 of legal fees.

Following the recapitalization, we again amended our certificate of incorporation to increase the number of authorized shares of common stock and the number of authorized shares of both Series E and Series F Preferred Stock. In conjunction with this amendment, we issued 1,333,618 shares of Series F Preferred Stock for proceeds of $12.2 million, net of issuance costs of $237,000.

2005 issuance of Series F Preferred Stock

During 2005, we issued 1,032,023 shares of Series F Preferred Stock for proceeds of $8.6 million, net of issuance costs of $72,000.

2004 bridge financing and issuance of Series F Preferred Stock

During 2004, we received proceeds of $2.8 million from the issuance of unsecured subordinated promissory notes, which we refer to as the bridge notes. On September 30, 2004, we converted the principal amount of the bridge notes, plus the accrued interest into 330,305 shares of Series F Preferred Stock.

Operating capital and capital expenditure requirements

We have incurred substantial operating losses since our inception. As of March 31, 2007, our accumulated deficit was $49.4 million. We expect to incur additional operating losses as we continue to improve our technology platform, develop new products based upon our core technologies and grow our commercial organization.

Under our licensing agreements, we incurred a note payable of $5.3 million due the earlier of March 2008 or 90 days following an initial public offering. The note has been valued at $4.4 million using an imputed interest rate of 11.75%.

In addition, further licensing obligations were incurred in December 2006 for $1 million and $5 million, which are payable in 2007.

Our future capital requirements depend on numerous factors. These factors include, but are not limited to, the following:

•	market acceptance of new product applications;

•	timing of our release of the MAS 3.x manufacturing platform;

•	costs associated with our sales and marketing initiatives and manufacturing activities;

•	rate of progress and cost of our research and development activities; and

•	effects of competing technological and market developments.

We believe that our current cash and cash equivalents, along with the cash we expect to generate from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures throughout 2007. If these sources of cash and the net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights senior to those associated with our common stock and could contain covenants that would restrict our operations. Additional financing may not be available at all, or in amounts or on terms acceptable to us. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts.

Contractual obligations and commitments

The following table is a summary of our long-term contractual cash obligations as of December 31, 2006:

		Payments due by period
(in thousands)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Long-term debt obligations(1)	$15,281	$3,695	$11,586	$—	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	2,334	540	666	620	508
Purchase obligations	—	—	—	—	—
Other long-term commitment(2)	5,012	25	1,737	1,550	1,700

(1)	Includes future interest payments.
(2)	Solely includes minimum royalty payments to WARF and Affymetrix.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

Inflation

We do not believe that inflation has had a material impact on our business and operating results during the periods presented.

Critical accounting policies and estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as revenue and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from those estimates under different assumptions or conditions.

Our significant accounting policies are more fully described in the notes to our consolidated financial statements included elsewhere in this prospectus. We believe the following are our critical accounting policies including the more significant estimates and assumptions used in preparation of our consolidated financial statements.

Revenue recognition

We recognize revenue, including sales to distributors, from product sales in accordance with the SEC’s Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, or SAB 104. SAB 104 requires recognition of revenues from product sales that require no continuing performance on our part if four basic criteria have been met:

•	there is persuasive evidence of an arrangement;

•	delivery has occurred and title has passed to our customer;

•	the fee is fixed and determinable and no further obligation exists; and

•	collectibility is reasonably assured.

We derive the majority of our revenue from microarray and related product sales and the sales of data derived from such microarray and related products. Contract research services provided by us are recognized as revenues as the services are performed. Equipment manufactured by us for sale is recorded as revenue upon shipment to the customer. In certain circumstances, in order to expedite delivery, we may ship equipment currently being used in production in which case the remaining book value is recorded as cost of goods sold. Our agreements with distributors do not include rights of return.

Revenue from transactions that include multiple elements such as microarrays, instruments, services or support is allocated to each element based on its relative fair value and recognized for each element when the revenue recognition criteria have been met for such element. Fair value is determined based on the price charged when the element is sold separately. In the absence of fair value of a delivered element, revenue is allocated first to the fair value of the undelivered elements and the residual revenue to the delivered elements. We recognize revenue for delivered elements only when all of the following criteria are satisfied: undelivered elements are not essential to the functionality of delivered elements, uncertainties regarding customer acceptance are resolved, and the fair value for all undelivered elements is known.

Grant revenue results primarily from research grants received from U.S. government entities. Revenues from research contracts are generated from the efforts of our technical staff and include the costs for material and subcontract efforts. Our research grant contracts generally provide for the payment of negotiated fixed hourly rates for labor hours incurred plus reimbursement of other allowable costs. Grant revenue is recorded in the period in which the associated costs are incurred, up to the limit of the prior approval funding amounts contained in each agreement. The costs associated with these grants are reported in cost of revenue.

Stock-based compensation expense

Effective January 1, 2006, we adopted the provisions of SFAS No. 123R, Share-Based Payment: An Amendment of FASB Statement Nos. 123 and 95 (SFAS 123R) for our stock option plans. We previously accounted for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations and disclosure requirements established by SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123).

We adopted SFAS 123R using the prospective transition method. Under this transition method, compensation cost recognized for 2006 includes the cost for all new awards (or awards modified, repurchased, or cancelled) granted and vested in 2006. This cost was based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Compensation cost for options is recognized in earnings, net of estimated forfeitures, on a straight-line basis over the requisite service period. Awards granted prior to January 1, 2006 continue to be accounted for under the intrinsic value method of APB 25.

Upon the adoption of SFAS 123(R) on January 1, 2006, we began to use the Black-Scholes option pricing model to value stock options. We use historical stock prices of companies considered as a peer group as the basis for our volatility assumptions. The assumed risk-free rates were based on U.S. Treasury rates in effect at the time of grant with a term consistent with the expected option lives. We employed the plain-vanilla method of estimating the expected term of the options as prescribed by SAB 107 as we did not have significant historical experience. Prior to the adoption of FAS 123(R) on January 1, 2006, the Company used the minimum value method which allowed for no volatility to be used in the Company’s Black-Scholes model to value the options.

We engaged Business Appraisal Services, LLC, an unrelated third-party appraisal firm, to perform a contemporaneous valuation analysis of our common stock and Series E Preferred Stock as of December 19, 2006. That analysis, prepared in accordance with the methodology prescribed by the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, estimated the fair market value of our common stock at $2.16 per share and our Series E Preferred Stock at $2.91 per share. Business Appraisal Services, LLC considered a variety of valuation methodologies and economic outcomes and calculated its final valuations using the Probability Weighted Expected Return Method and Option Pricing Method. In accordance with the AICPA Practice Aid, the December 19th valuation gave recognition to our consideration of an initial public offering while also considering the economic value of other strategic alternatives or economic outcomes that might occur.

That same valuation firm also prepared a valuation report as of December 31, 2004 that valued our common stock at $0.045 per share and Series E Preferred Stock at $0.855 per share. That valuation was considered appropriate for option grants made from January 1, 2005 to September 2006. We do not believe that the value of our common stock and Series E Preferred Stock changed materially between December 31, 2004 and September 2006. In September 2004 and in November 2005, we issued Series F Preferred Stock at the same per share price of $8.44 (see Note 6). We determined that due to the lack of change in the value of the Series F Preferred Stock over this time (when established in an arms-length financing transaction) that there would also be no change in the value of the common stock or Series E Preferred Stock. The common stock and Series E Preferred Stock per share values remained low throughout this period because they were subordinated to the $25.31 per share liquidation preference attached to the Series F Preferred Stock. In addition, we incurred indebtedness in 2006, further reducing the economic claims of the common stock and the Series E Preferred Stock. Throughout this period, we were experiencing significant cash losses which remain ongoing.

As part of our strategy to expand direct product sales worldwide, we announced license agreements with Affymetrix, Inc. and Oxford Gene Technology IP Limited in late 2006 and early 2007, respectively. Additionally, the holders of the Series F Preferred Stock agreed to reduce their liquidation preference in a restructuring further described in Note 6. These factors combined with ongoing improvement in the business principally accounted for the increase in value of the common stock and Series E Preferred Stock at the October and December 2006 grant dates.

Using the same methodology described above, Business Appraisal Services, LLC also prepared valuations of our common stock and Series E Preferred Stock as of January 30, 2007, February 12, 2007 and March 6, 2007. The valuation conclusions as of March 6, 2007 were also used as of March 31, 2007 to value temporary equity and restricted stock.

Valuation methodologies employed by Business Appraisal Services, LLC

The valuation methodologies employed by Business Appraisal Services, LLC in connection with their independent valuation analysis were based on the guidance provided by the AICPA Practice Aid Valuation of Privately-Held Company Equity Securities Issued as Compensation. Specifically, using the Probability Weighted Expected Return Method, at December 19, 2006, January 30, 2007, February 12, 2007 and March 6, 2007 (collectively, the valuation dates) Business Appraisal Services, LLC analyzed the value of each class of our securities based on six possible scenarios: (1) a public offering within a reasonable period of time, (2) a public offering in two years due to the need for us to meet certain significant milestones, (3) a sale or merger to a strategic buyer, (4) a sale or merger at lower multiples in order to provide a liquidity mechanism for current shareholders, (5) liquidation or dissolution and (6) remaining a private company.

In Business Appraisal Services, LLC’s valuation reports at the valuation dates, each of the six scenarios was analyzed using a different valuation methodology. Specifically, (i) valuation in connection with the public offering scenario was determined using potential public offering prices based on customary market conditions; (ii) valuation in connection with the sale or merger scenario was calculated by reference to an enterprise value to revenue multiple using the mid-range of a public company peer group, adjusted for the significant size differences that exist between us and the publicly traded guideline companies and applying those multiples to our projected revenues; (iii) valuation in connection with the private company scenario was calculated using comparable company and guideline company methodologies and the discounted cash flow valuation method, applying a forecast of future cash flows (determined by our management and Business Appraisal Services, LLC to be reasonable), an appropriate discount rate (calculated to be our weighted average cost of capital) and a residual value (determined by capitalizing our stabilized cash flow) and (iv) valuation in connection with liquidation or dissolution utilizing an adjusted book value methodology. Following these analyses, Business Appraisal Services, LLC allocated the values so determined to our preferred stock and our common stock based on the economic impact of the conversion rights and liquidation preferences of the preferred stock.

In addition, for each valuation report Business Appraisal Services, LLC reviewed our historical financial performance and interviewed us concerning our business and prospects. Business Appraisal Services, LLC also researched our industry, customers, competitors, suppliers and prospects, and analyzed the economic outlook of the industry and the community in which we operate.

Determining the fair value of our common stock involves complex and subjective judgments involving estimates of revenue, earnings, assumed market growth rates and estimated costs, as well as appropriate discount rates. At the time of each valuation, the significant estimates used in the discounted cash flow approach included estimates of our revenue and revenue growth rates for several years into the future. Although each time we prepared such forecasts for use by Business Appraisal Services, LLC in the preparation of a valuation report, we did so based on assumptions that we believed to be reasonable and appropriate, there can be no assurance that any such estimates for earlier periods have come to pass or that any such estimates for future periods will prove to be accurate.

We granted options to purchase 395,018 shares of common stock and 88,019 of shares of Series E Preferred Stock during fiscal 2006 and 598,733 shares of common stock during the three months ended March 31, 2007, summarized as follows:

Date of Grant	Number of Options Granted	Exercise Price	Fair Value Estimate Per Share	Intrinsic Value Per Share(1)

February 9, 2006 — Common Stock	47,477	$0.04	$0.04	$—
February 9, 2006 — Series E Preferred	88,019	$0.85	$0.85	$—
April 25, 2006 — Common Stock	14,510	$0.04	$0.04	$—
July 25, 2006 — Common Stock	9,602	$0.04	$0.04	$—
October 24, 2006 — Common Stock	80,817	$2.16	$2.16	$—
December 26, 2006 — Common Stock	242,612	$2.16	$2.16	$—
March 21, 2007 — Common Stock(2) (unaudited)	543,849	$3.26	$4.07	$0.81
March 21, 2007 — Common Stock(3) (unaudited)	41,548	$3.71	$4.07	$0.36
March 21, 2007 — Common Stock (unaudited)	13,336	$4.07	$4.07	$—

(1)	As determined at date of grant.
(2)	Contractual grant date was January 30, 2007, but strike price was not finalized until completion of appraisal on March 21, 2007. Pursuant to FAS 123 (R), date of grant for accounting purposes is March 21, 2007.
(3)	Contractual grant date was February 12, 2007, but strike price was not finalized until completion of appraisal on March 21, 2007. Pursuant to FAS 123 (R), date of grant for accounting purposes is March 21, 2007.

As a result of the fair value of options granted based upon the Black-Scholes model, we recorded stock-based compensation relative to these 2006 options of $45,000 for the year ended December 31, 2006, and $8,000 and $215,000 for the three months ended March 31, 2006 and 2007.

Quantitative and qualitative disclosures about market risk

We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions.

From time to time, we invest our excess cash primarily in money market funds, U.S. government securities, corporate bonds and commercial paper. Accordingly, we believe that while the instruments we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments.

Recent accounting pronouncements

In September 2006, the SEC issued SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), which states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating materiality of a misstatement. The interpretations in SAB 108 contain guidance on correcting errors under the dual approach as well as provide transition guidance for correcting errors. This interpretation does not change the requirements within SFAS 154 for the correction of an error in financial statements. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. We adopted this interpretation in the fourth quarter of 2006 and it did not have a material impact on the consolidated financial statements.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements (SFAS 157). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Financial Accounting Standards Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the adoption of SFAS 157 in 2008 to have a material impact on its results of operations or financial position.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We have adopted FIN No. 48 as of January 1, 2007 and this adoption did not have any significant effect on our consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the effect of implementing this guidance, which directly depends on the nature and extent of eligible items elected to be measured at fair value, upon initial application of the standard on January 1, 2008.

Business

A brief history of genomic research

From the birth of genetics in the 19th Century until the 1970s, scientists developed an increasing appreciation that there were relationships between a person’s genetic makeup and that person’s propensity for certain diseases. By the mid-20th Century, scientists began to understand the molecular basis of genetic variation, and it had become clear that genetic differences were caused by variations in a master molecule called DNA. For example, it was recognized in 1959 that Down’s Syndrome resulted when a patient had three copies of chromosome 21 instead of the normal two copies.

Until the late 1970s, scientists studied variant genes and the diseases that resulted from them by studying individual genes. During this period, it might take years for a scientist to even find which gene caused a particular inherited disease, or years to elucidate the structure of nucleotides that made up that single variant gene. Gradually, it became obvious that many disorders are caused by the coordinated activity of many genes or genetic events occurring throughout the genome, leading scientists to begin to study genetic variation on a genome-wide basis instead of a gene-by-gene basis.

In the 1980s, the industry began to develop systems and tools that greatly sped up the process of studying genetic variation. Eventually, the combination of emerging tools and the desire to study variation on a genome-wide basis culminated in the first large-scale U.S. government-subsidized effort called the Human Genome Project. The Human Genome Project was a 13-year, $3 billion effort that culminated in 2001 with publication of the draft consensus sequence of the three billion nucleotides that make up the human genome.

The Human Genome Project allowed clinical geneticists to more easily map the location of individual variant genes that caused particular diseases. However, one of the results of the Human Genome Project was a general recognition that there was enormous variation in human biology that could not be explained by the nucleotide sequence alone. In addition, it was clear that many diseases were caused by complex genetic variations that could only be understood through genome-wide analysis. Further, genetic variation, to some extent, can explain a differential response to drugs by patients.

As a result, large government-subsidized follow-on projects emerged to study other types of variation in genome structure, function and activity. These projects included sequencing of the genomes of hundreds of other organisms such as viruses, bacteria, plants and animals. In addition, projects were launched to study specific forms of genetic variation and their consequences. These included the HapMap Project, the ENCODE Project, the Model ENCODE Project and the Cancer Genome Atlas Project, among others. Each of these projects resulted in a reference database that could be used by scientists for further study in subsequent projects.

The genetic variation being studied in each of these projects had, to some extent, previously been identified with tools that were limited to analysis of small genomic regions. A combination of these government-subsidized projects and continued demand from academic and pharmaceutical researchers provided incentive for companies to develop new tools to enable the cost-effective, high throughput, genome-wide analysis of the particular forms of genome variation being studied.

Microarray-based products have emerged as vital tools in genomics research because they are able to analyze hundreds of thousands or even millions of genetic data points in a single experiment. A microarray is a specialized substrate containing thousands to millions of individual spots, known as features, each comprised of specifically designed sequences of DNA, called probes. Each probe can be used to detect the presence and quantity of their complementary sequence in DNA derived from a biological sample. DNA microarrays thus enable detection of thousands or millions of DNA sequences in parallel.

The number of features and length of microarray probes determine quantity and quality of information content. An ideal microarray for genome-wide analysis would have as many features as possible to give high information content, with highly sensitive and specific probes at each feature to give high data quality. Suppliers compete on maximizing the information content and data quality from each microarray. Long probes with 50 or more nucleotides are generally able to obtain more sensitive and specific measurements than shorter probes. More sensitive probes are able to detect nucleotide sequences that are found in very low concentrations in the sample being analyzed. More sensitive probes allow the scientist to be confident that the sequence is accurately detected.

Genomes are extremely large: the human genome is more than 3 billion base pairs of DNA, and even bacteria have approximately 5 million base pairs of DNA. Small variation can occur anywhere along the billions of base pairs and can have significant consequences. As additional types of variation become practical to analyze on a genome-wide scale, corresponding new applications of microarrays have emerged as commercial markets. We expect this trend to continue for many years.

The first applications to emerge as large commercial opportunities for genomic microarrays have been gene expression profiling and SNP genotyping.

Gene expression profiling with microarrays

One of the many ways in which genetic activity varies is in the pattern of gene expression. Genes that are expressed are transcribed, and the result is that the cell manufactures a protein that corresponds to the expressed gene. Only a small subset of all human genes is actually expressed in any given cell at any given time. The levels of expression of each gene are thus important measures of genetic variation and genome function.

Scientists have been studying expression levels of individual genes for many decades. As the Human Genome Project began to reveal the complete set of genes, scientists rapidly began using DNA microarrays to study gene expression on a genome-wide basis in a single experiment. By comparing gene expression patterns between cells from different environments, such as normal tissue compared to diseased tissue or in the presence or absence of a drug, specific genes or groups of genes that play a role in these processes can be identified.

There are approximately 30,000 annotated genes in the human genome. The first commercially available microarrays capable of simultaneously analyzing the expression level of these genes were introduced in the late 1990s. This technology used many features per microarray, each with short probes, and used a high degree of feature redundancy to make up for the lack of specificity at each feature. Scientists quickly embraced this new technology, and sales of microarray products for this application rose to several hundred million dollars. While a number of microarray technologies are now capable of analyzing gene expression levels, the first-mover in this application still dominates this market. Companies with other technologies that may be suitable or even superior for this market have generally chosen to focus on newer applications. The annual market for microarrays used in gene expression analysis is currently estimated at $2.7 billion.

SNP genotyping with microarrays

A second widely studied form of genetic variation is a single nucleotide polymorphism, or SNP. A SNP is a variation in a single position in a DNA sequence. It is estimated that between three and six million SNPs vary from person to person. Many of these SNPs were identified and catalogued through two major international efforts, one led by the industry-based SNP Consortium, and the other by the U.S. government-financed HapMap Project.

Although SNPs have been known to exist for decades, and studied for many years in relation to specific genetic locations, the absence of an affordable tool enabling high-throughput analysis of large numbers of SNPs across entire genomes represented a barrier to large-scale studies aimed at determining whether certain sets of SNPs might be associated with particular traits of interest. As the analytical capabilities of DNA microarray technology improved and costs per data point began to drop, it became feasible to analyze a sufficiently large number of SNPs at a practical cost per genotype. Microarrays began to be commercialized for this market several years ago, and the market quickly grew to several hundred million dollars annually. Two companies now dominate this market, and companies with other technologies that may be suitable or even superior for this market have generally chosen to focus on even newer applications. The annual market for SNP genotyping is currently estimated at $1.0 billion.

The SNP genotyping market demonstrated that an innovative company could establish an important market position even though it had not significantly participated in the gene expression market. This company established its market position with superior technology, close ties with key opinion leaders, and being adopted by a large government-sponsored program called the HapMap Project. This company’s technology uses long probes at each feature for improved data quality. However, they must manufacture their long probes individually, and therefore have to maintain large libraries of them, which makes it difficult to pioneer new applications quickly and cost effectively.

Measuring other forms of genome variation with microarrays

While we believe our technology is capable of being highly-competitive in the established markets for gene expression and SNP genotyping, we have elected to focus our resources on newer, emerging applications where there are no entrenched competitors and where our technology offers a substantial competitive advantage.

Gene expression and SNP genotyping are two of many possible types of genomic analysis. Ideally, scientists want to look for variation occurring at every individual location across the entire genome. Such variation includes differences such as nucleotide sequence, DNA copy number, DNA methylation, transcription factor binding, and DNA acetylation, among other factors either known today or not yet discovered. Scientists want to understand how these characteristics vary across individuals, in different tissue types, different stages of development, under exposure to different types of drugs, in the presence of disease, or under many other types of circumstances.

Until recently, however, no tools existed that could measure these types of variation on a genome-wide basis in a cost-effective, high throughput manner. Measurement of virtually all of these other aspects of genetic variation requires methods with the precision to distinguish between relatively small changes at individual sites of variation, and the high information content per microarray required to adequately sample 3 billion base pairs at practical cost. NimbleGen’s microarrays, with the precision offered by our long probes combined with the millions of probes per array that we now offer, is highly suited for these applications. Moreover, our technology inherently makes it cost effective to rapidly pioneer new applications.

In 2003, the National Institute of Health initiated the ENCODE Project, or ENCyclopedia of DNA Elements, in order to explore these emerging applications as a follow on to the original Human Genome Project. One of the key objectives of this project is to encourage development of tools that could be used to identify all of the functional elements of genomes and analyze how they may vary in structure or activity in different individuals, tissues and/or circumstances. According to the National Human Genome Research Institute in November 2006:

“While many of the protein-coding sequences [“genes”] are already known, others still remain to be identified. Beyond the [genes], most other sequence-based functional elements, such as non-protein-coding genes, transcriptional regulatory elements and determinants of chromosome structure and function, remain largely unknown. A comprehensive encyclopedia of all of these features is needed to fully utilize the sequence of the human genome to better understand human biology, to understand the biology of disease, to predict potential disease risk, and to stimulate the development of new therapies and other interventions for preventing and treating disease.”

We believe that as microarrays become available that enable high throughput and cost-effective analysis of each of these genome characteristics with sufficient resolution and precision, each emerging application is likely to attract research spending similar to what has been spent on microarrays for gene expression profiling and SNP genotyping. Our unique combination of long probes for high data quality, millions of non-redundant features for high information content, and our ability to rapidly and cost effectively create new products, is highly suited for these new markets. We currently offer a suite of products for the following emerging applications:

•

Comparative Genomic Hybridization, or CGH.    CGH addresses one of the most commonly documented forms of genomic variation, which involves differences in the number of copies of specific segments of DNA. DNA copy number changes underlie the majority of known genetic diseases. The market for CGH has historically been addressed by cytogenetic analysis, a $1.4 billion dollar research and diagnostics market in 2004. However, present cytogenetics technologies, including karyotyping and BAC clone arrays, yield data with low resolution on a genome-wide basis. Low resolution means that one can only segment the genome into a relatively small number of large regions for analysis. Higher resolution would enable one to segment the genome into a larger number of regions for analysis, with each region being smaller. Our CGH microarrays improve the limits of resolution from segments of approximately 1 million basepairs offered by BAC clone arrays, up to segments of roughly ten thousand basepairs (i.e., two orders of magnitude higher resolution than is typically achieved with BAC clone arrays), on a genome-wide basis. Our microarrays further provide the ability to offer two more orders of magnitude improvement in resolution (i.e., enabling analysis of segments as small as 100 basepairs) when focusing on specific genomic regions. To differ by two orders of magnitude is to differ by a factor of approximately 100.

•	Copy Number Polymorphism, or CNP. It has become increasingly clear that there are many small regions of DNA throughout the genome that are known to vary in copy number between individuals. These normal copy number polymorphisms can be used as genetic markers to study the molecular basis of complex diseases in a manner directly analogous to how single nucleotide polymorphisms (SNPs) are used today. For genome-wide CNP analysis, our microarrays combine superior coverage across the entire genome with the sensitivity to accurately detect different copy number variants.

•

Chromatin Immunoprecipitation assays on microarrays, or ChIP-chip.    This technique allows scientists to detect and measure levels of proteins that bind to DNA and regulate gene expression. For every condition in which scientists have studied changes in gene expression levels, a ChIP-chip experiment would enable them to determine the factors regulating gene expression and the genes they regulate. For genome-wide analysis of factors that bind DNA, our microarrays combine the high data content required for superior coverage with the sensitivity required to detect low-level binding events.

•

DNA Methylation.    It is widely accepted that the presence on DNA of chemical entities known as methyl groups is involved in regulating gene expression in specific tissues. For example, the methylation state of particular genes is thought to underlie the origin of certain cancers. Historically, scientists have been limited to analyzing the methylation state of individual genes, one at a time. Our DNA methylation microarrays allow scientists to study patterns of DNA methylation on a genome-wide basis with high resolution and sensitivity.

We have spent the past two years developing relationships with key opinion leaders, optimizing our technology for these applications and building a commercial organization, and believe that we are a technology leader in each of these applications. According to a study we commissioned from Frost & Sullivan, a business research consulting firm, these microarray applications collectively have the potential to become a $900 million market opportunity by 2012.

There are many applications of genomics beyond those listed above. We believe our inherently flexible technology and rapid prototyping will also position us well for new applications as they become practical. We believe our ability to rapidly and repeatedly develop new products addressing new applications, and manufacture those products in a light industrial environment, provides us with a sustainable competitive advantage.

The NimbleGen solution

We believe that our products and services uniquely provide cost-effective solutions for both existing and emerging genomics applications that require high information content and high data quality. We believe that we are the technology leader in the CGH, CNP, ChIP-chip and methylation markets. We have spent the past several years developing relationships with key opinion leaders, optimizing our technology for these applications and establishing a commercial organization in order to maintain and build a leadership position in these markets. We believe our ability to rapidly and repeatedly develop new products addressing new applications, and manufacture those products in a light industrial environment without clean rooms, provides us with a sustainable competitive advantage.

Our microarrays, which combine the precision offered by our long probes with the millions of probes per array that we now offer, are highly suited for these emerging applications. Moreover, our technology inherently makes it cost effective to rapidly pioneer and manufacture products for new applications. Competitive advantages of our products include:

•	High data quality. A number of our competitors use short DNA probes less than 25-30 bases long at each of their features. Such short DNA probes can lead to lower data quality and the need to use redundant features in order to provide useful data. By contrast, we have developed special high-yield photochemistry with which we routinely synthesize DNA probes up to 85 bases long at each of our features. These long probes can deliver enhanced sensitivity, specificity and precision at each feature, allowing each of our features to yield useful data and minimize the use of redundant features. Long probes can cost more to make than short probes, and their enhanced sensitivity may not be required for some applications.

•

High information content.    Our standard microarrays use high-quality, long DNA probes to produce data from 385,000 different features in a single experiment. We have recently begun to commercialize a new generation of our microarrays that allow us to obtain data on 2.1 million features in a single experiment. While some of our competitors currently make microarrays with more features than our products, their use of short DNA probes often requires high feature redundancy in order to have confidence in the resulting data, which yields a smaller amount of useful information from each experiment. Some applications may not require the greater information content we offer.

Our MAS technology used to manufacture our microarrays also provides significant competitive advantages to our business model:

•

Rapid prototyping and low-cost R&D.    Our technology allows us to design and then manufacture microarrays utilizing new sequences with very little set-up time and cost. We can generally design and then manufacture microarrays utilizing new sequences in a matter of days or even hours, as compared to weeks or months for some of our competitors. Relatively mature applications that are not changing frequently may not benefit as much from the ability to rapidly introduce new products.

•

Modular, low-cost manufacturing.    We manufacture our microarrays in automated bench-top modular units called MAS systems, which we design and build. In contrast to some of our competitors’ manufacturing processes, which can sometimes require significant up-front investments in factories costing tens of millions of dollars, our system allows us to operate with limited labor and relatively low fixed costs. Each MAS system costs us less than $200,000, can be rapidly built and is capable of manufacturing microarrays that can generate more than $1 million dollars of revenue per year. Consequently, we do not need to invest in production capacity significantly ahead of demand, and payback per manufacturing unit occurs rapidly. Our microarray manufacturing is performed by automated systems that require minimal human attention, take up little space, and operate in a low-cost, light industrial environment that does not require expensive clean rooms. In relatively mature applications, there may be no significant benefit to the low up-front costs associated with our approach.

•

Leverage external research and development.    We have increased the number of features on our microarrays with minimal R&D expense by leveraging advances in the DMD chips that Texas Instruments manufactures for mass-market applications, such as high-definition television and cinematography. For example, in 2007 we expect to use MAS systems that make microarrays with 2.1 million features, up from 385,000 features previously. We have identified a low-cost path to increase feature content in our microarrays by at least another order of magnitude in the future using existing DMD chips, together with advances we have already demonstrated in principle by applying innovations in our proprietary optics and other technologies.

Our strategy

We intend to continue developing and commercializing a family of products that enable scientists to analyze many different forms of genome variation. We expect that our strategy will include:

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Maintaining and building our leadership position in important emerging microarray markets in which we have a significant competitive advantage, such as CGH, CNP, ChIP-chip and methylation today and additional applications in the future, to drive a high margin, recurring revenue business with a rapid product innovation.

•

Selling our microarrays and providing an end-to-end solution, including instruments, consumables, reagents, analytical software and technical support, to help ensure that our customers are successful in working with our microarrays.

•

Offering services utilizing our microarrays, together with our end-to-end solution, in order to reach a broader customer base, encourage customer adoption by not requiring an expensive up-front equipment purchase, efficiently service customers who see the benefits of outsourcing with us, and facilitate rapid innovation in our microarray technology and applications.

•	Collaborating with genomics thought-leaders to create new applications for our technology, and helping them to be among the first to publish their results in peer-reviewed journals.

•	Improving the performance and capabilities of our products and our manufacturing technology through advances in chemistry, engineering and DMD chip technology.

•	Expanding our direct sales force in the United States and in select major countries around the world, and utilizing distribution partners elsewhere, to help promote our products and support customers.

•

Evaluating strategic partnerships and licensing opportunities to accelerate growth and leverage our technology in other important genomic markets and certain high-impact clinical diagnostics applications.

In late 2006, after signing licenses with Affymetrix, Inc. and Oxford Gene Technology IP Limited, we began a major expansion of our sales force and commercial infrastructure worldwide.

Overview of microarray production technologies

There are a number of different technologies used to create microarrays for genomic analysis. The characteristics of several of these production technologies inherently limit information content and data quality. Some of the more popular of these include:

•

Spotted oligo microarrays begin with oligonucleotides that have been synthesized individually using a traditional DNA synthesizer. A large collection of these oligonucleotides are synthesized and then inventoried in a library. A robotic spotting apparatus places each oligonucleotide in the library on a surface such as a glass microscope slide. The oligonucleotide probes are synthesized away from the surface and the synthetic chemistry allows them to be made as long probes, but the number of different oligonucleotides that can be spotted on a surface is limited because robotic spotting cannot dispense individual droplets less than a certain size and a certain distance apart. Currently, the most advanced spotted oligo microarrays on the market contain less than 50,000 features, and face significant technological hurdles to further increase density.

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Ink-jet synthesized microarrays are manufactured using modified ink-jet printing technology. The oligonucleotide probes are synthesized in situ by serial deposition of each DNA monomer at the correct location and time on a glass surface. This process is a serial manufacturing process where each DNA monomer for each oligo is deposited independently. This is in contrast to photolithographic methods of microarray manufacture where all the oligonucleotide probes on a given array are manufactured in parallel simultaneously. Because ink-jet microarray manufacture is a serial process, and because each DNA monomer is deposited independently, scale-up of feature number with ink-jet manufactured arrays is difficult. Current ink-jet arrays contain up to 244,000 features, and arrays with as many as 1,000,000 features may be possible.

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Bead-bound oligo microarrays also begin with oligonucleotide libraries that are synthesized in a DNA synthesizer. These oligonucleotides probes are then coated onto beads. Each oligonucleotide has a portion of its sequence designed to recognize a target, and a different portion designed to encode which target it is affixed to. The probe-coated beads are then allowed to self-assemble into discrete locations on a surface, with each location associated with the ends of individual fibers in a fiber optic bundle. This technology is currently capable of making microarrays of long probes with approximately 1,000,000 features. However, because of the need to manufacture, maintain, and dispense large libraries of oligonucleotides, as well as other aspects of the technology, it is difficult to develop new applications quickly and cost effectively.

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Photolithographic synthesized oligo microarrays use oligonucleotide probes synthesized in situ on the surface of a substrate. The probes are synthesized using a method of photolithography which involves a combination of light-sensitive chemicals and a series of physical chromium masks that pattern light, similar to the way semiconductor chips are manufactured. The feature size allowed by the mask is smaller than in most other technologies and therefore millions of features can be placed in the active area of the chip. Since there are four different types of nucleotides that make up DNA, four different masks are generally created to direct the light for the synthesis of each nucleotide location in the array. As a result, up to 100 different masks may be required to direct light for arrays that use 25-base long nucleotides. This leads to long lead times and substantial costs for each design iteration used to develop each new type of array. The chemistry generally used to manufacture these arrays has a yield at each step of the synthesis that is suitable for 25-base long nucleotides, but generally does not have high enough yield to be suitable for long probes. To create photolithographic synthesized oligo arrays with 85 bases at each feature would require the creation of as many as 340 masks for each design iteration used to develop a new type of array, and would require a new chemistry with a significantly higher yield at each step. As a result, while microarrays of this type can have millions of features, they are currently limited to short probes at each feature, which we believe necessitates a high degree of feature redundancy to yield high quality data. Further, the nature of manufacturing these types of arrays requires very expensive clean rooms as used in a semiconductor manufacturing plant.

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MAS-synthesized oligo microarrays is the technology at the heart of the NimbleGen system. None of our competitors have successfully commercialized this technology with high information content and high data quality. Further, we believe our intellectual property combined with our know-how provide a high barrier to the successful commercialization of this technology by others.

Our technology

Our technology relies on the proprietary and innovative use of instrument designs, algorithms, chemistry, optics, fluidics and software to manufacture our microarrays. Our microarrays use oligonucleotide probes synthesized in situ on a glass microscope slide that we use as a substrate. The probes are synthesized using our proprietary maskless photolithography. In our process, we use readily available DMD chips manufactured by Texas Instruments to pattern the light on a real-time basis, rather than patterning the light using a costly series of physical chromium masks that take weeks to develop.

We use the light directed by DMD chips to determine the specific locations where chemical reactions will occur on our microarray substrate, which is a glass slide. A series of light-sensitive chemicals are used. Chemical reactions take place in the locations which have been exposed to light, and not in the locations which have not been exposed. There are four different types of bases in DNA, known as A, G, T and C. To create a microarray with a specific base such as A at certain locations, we expose light in those exact locations where we want the A to be chemically attached. The light makes that location chemically sensitive to A when the chemical containing A is flowed over the array. After we have attached A bases in each precise location where we want them, we rinse the slide and re-expose with light where we want G base to attach. To create the pattern of AGTC where we want them for a single layer of the oligonucleotides, it requires 4 cycles of first exposing with light, then flooding the microarray with A, G, T or C chemicals, and then rinsing.

Texas Instruments develops DMD chips for mass-market applications, such as high-definition television and cinematography. For high definition television, for example, a DMD chip currently has over two million microscopic mirrors which are moved in real time, and each mirror directs the light for one pixel of the television picture.

Because we do not use physical masks, our technology allows us to prototype and then manufacture microarrays utilizing new sequences in a matter of hours. Furthermore, direction of the light to make long probes with 85 nucleotides requires additional real-time setting of the mirrors, but does not require additional capital investments in physical masks the way other processes would if they tried to make probes with 85 nucleotides instead of 25 nucleotides. To support the reproducible synthesis of long oligonucleotides in situ, we created special photochemistry with a very high yield in each step. The result is that our microarrays can have millions of discrete features, each with long oligonucleotide sequences that provide reproducible results and minimize the need for probe redundancy.

MAS systems.    We manufacture our high-density DNA microarrays using our proprietary MAS technology. The MAS system is a highly automated, bench top, solid-state, high-density DNA microarray fabrication instrument comprised of a maskless light projector based on DMD chips and proprietary optics, a DNA synthesizer with proprietary fluidics and reaction chamber, driven by our proprietary software and algorithms.

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Maskless Light Projector.    Our Maskless Light Projector systems direct light using proprietary optics and other systems together with DMD chips. Currently, we use every other mirror of the DMD chip, in a checkerboard pattern, to create the features of our microarrays. Until late 2006, we used DMD chips with approximately 780,000 mirrors, which Texas Instruments originally developed for PowerPoint projectors and similar uses. The microarrays we manufacture using these chips have approximately 385,000 features.

In 2006, we began prototyping microarrays using DMD chips with 1.4 million mirrors each. Our new “MAS 3.x” system can project up to three separate images of each mirror on our substrates, and since we use every other mirror on a 1.4 million mirror DMD chip, our resulting microarrays have 2.1 million features. We have successfully produced microarrays containing 2.1 million features and plan to begin shipments of them in the first-half of 2007 and increase their roll-out throughout the year. For the foreseeable future, we also plan to continue manufacturing microarrays with up to 385,000 features for suitable applications.

Our current microarrays, as well as our microarrays with 2.1 million features, are read by commercially available scanners that were developed for other applications. We only use every other mirror of the DMD chips in a checkerboard pattern because of limitations in the resolution of commercially available scanners.

Increasing our microarray density from 385,000 to 2.1 million features required a significant amount of know-how, but only moderate R&D expenses. Our R&D expenses remain moderate because increasing the density of DMD chips is required by and internally funded by Texas Instruments for their mass-market applications.

Our strategy of using DMD chips to direct light inherently allows us to leverage our R&D expense and increase our information content at a fraction of the cost of other microarray technologies. Texas Instruments is continuing to invest in making new types of DMDs with larger numbers of mirrors, and we expect to be able to utilize them to make microarrays with even higher data content in the future.

While the DMD chips are made by Texas Instruments and are generally available, a number of aspects of our Maskless Light Projectors are protected by patents and patent applications.

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Reaction Chamber.    To create each new microarray, we place a new substrate in our proprietary reaction chamber as a base for oligonucleotide synthesis. We synthesize each new nucleotide simultaneously onto the features that we have made light sensitive. We have designed and manufactured our reaction chambers to exacting standards, both with respect to materials, geometry, and other proprietary aspects. The reaction chamber must allow light from the microscopic mirrors of the DMD chip to pass through it without distortion. It also must allow liquid reagents to pass through it in small volumes with a high degree of precision in order to dispense chemicals and rinsing agents that are involved in the synthetic reactions that create our microarrays. Our reaction chamber is of our own design and is protected by patents and patent applications.

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DNA synthesizer.    DNA synthesizers are liquid-handling systems that precisely control the flow of chemicals through reaction chambers to create oligonucleotides. We use DNA synthesizers to dispense photoreactive chemicals containing A, G, T and C nucleotides, as well as rinsing and other fluids, in the amounts and at the times when they are needed. We currently use commercially available DNA synthesizers in our MAS systems. In 2007, in connection with our 2.1 million feature microarrays, we plan to begin using DNA synthesizers of our own design, which we have successfully built and tested.

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Personal computer and proprietary software.    Each of our MAS systems is controlled by an attached personal computer. Before we manufacture a microarray, a design file with a particular chip design is uploaded to that personal computer. Customers can select from a library of nucleotide designs that we have made in the past, or on occasion, design or ask us to design a new set of sequences for a set of microarrays. That particular design file is used to direct the desired sequences of nucleotides that the attached MAS system subsequently manufactures. Proprietary software controls a number of aspects of our MAS systems. This system controls the position of each DMD in realtime, and directs the operation of the DNA synthesizer, so that our microarrays are synthesized with the desired sequences of nucleotides at each specific location. The personal computer interfaces with our network to allow operators to monitor progress of chip production. The combination of the personal computer and DMDs allows us to have any of our MAS units manufacture any sequence of nucleotides our customers want, at any time. Once the desired nucleotide sequences are uploaded, the MAS system can manufacture the microarray in a few hours. As a result, a single MAS unit might make 5 or 10 copies of a single type of microarray on a particular day, or might make 5 or 10 different types of microarrays on the same day, with no set-up or change cost.

Long, isothermal probes.    When a new microarray is used, DNA extracted from biological samples that the customer wishes to analyze is prepared and applied to the microarray surface. A hybridization reaction occurs between the sample DNA and the oligonucleotide sequences at each feature of the microarray. For every oligonucleotide of a given length and sequence, there is a different temperature at which optimal and reproducible hybridization occurs. Other manufacturers use oligonucleotides of the same length at each feature of their microarrays, which results in inherent variability in data quality because the entire hybridization must be run at the same temperature for the entire microarray. By contrast, for some applications we design each of the oligonucleotide sequences on our microarrays to have an optimal length, so that each hybridizes with the sample more efficiently at the same temperature. We call this isothermal probe design, and it leads to greater data quality throughout our arrays. We were the first to publicly present the use of millions of long probes on a microarray, each a different probe of up to 85 bases in length, giving us a combination of high information content and data quality. Our isothermal probes are all long, to give increased sensitivity and data quality, but they are of varying lengths, to give optimal reproducibility.

Chemistry.    Since we routinely manufacture microarrays with probes that are up to 85 nucleotides long, we require up to 85 chemical cycles to create each single oligonucleotide. The yield at each of these 85 chemistry cycles is routinely between 96% and 99%, which is high enough to produce a sufficiently pure quantity of the desired oligonucleotide sequence for successful and reproducible hybridization to occur at each of the up to 2.1 million features of our microarrays.

A critically important aspect of this synthesis is chemistry with a high step-yield. If a chemist connects two nucleotides together with 95% reproducibility, the step-yield is referred to as 95%. If three nucleotides are connected together and the step-yield at each of the two connections is 95%, the resulting reproducibility of the entire synthesis is 95% x 95%, or 0.952, which is 90.3%. Synthesizing an oligonucleotide that is 25 nucleotides long with a step-yield of 95% gives an overall reproducibility of 0.9524, which is only 29%. One strategy to compensate for the low reproducibility of chemistry used by other types of array manufacture is to synthesize redundant oligonucleotide sequences at a number of locations on a microarray. Redundancy increases accuracy but reduces the number of discrete data points yielded from using a microarray, thus lowering the information content.

Instead, we developed chemistry with much higher step-yields than this for our maskless arrays. We did this partly because we wanted to use long probes of up to 85 oligonucleotides, which would give superior data quality at each probe location. In addition, we did not want to have to increase our data quality needlessly by making redundant probe sequences at multiple features, which would reduce the amount of information content each of our microarrays would make available to the user. Synthesizing an oligonucleotide that is 85 nucleotides long with a step-yield of 95% would give an overall reproducibility of 0.9584, which is 1.3%. Instead, our chemistry division in Germany, NimbleGen Systems GmbH, created chemistry with a much higher step-yield. Chemistry with a step yield of 98%, for example, when used to create oligonucleotides that are 85 nucleotides long, gives a yield of 0.9884, which is 18.3%. A step-yield of 99%, while only 1% higher, would give a yield of 43% for a desired oligonucleotide sequence with 85 oligonucleotides. Our proprietary chemistry gives a step-yield high enough to make sufficient quantities of the desired oligonucleotide sequences at each location of our microarrays, without requiring redundant sequences at several feature locations on our microarrays. As a result, we can use long probes with their inherently greater data quality and still utilize all of the 385,000 or 2.1 million features of our microarrays. On some of our microarrays, we do use some redundancy to increase data quality, but since we start with longer probes, we use less redundancy than other technologies and the result is a higher overall degree of information content and data quality.

Each of our microarrays has a number of features specifically reserved for quality testing as part of the manufacturing and quality control process. At each of these features, we synthesize particular oligonucleotide sequences that are not known to occur in nature. We test these unnatural sequences on every chip we manufacture, prior to shipping it to a customer or using it with a customer’s sample, in order to control for quality of probe synthesis.

Multiplexing for applications that require lower data content.    A number of applications do not require the ability to survey the genome with as much resolution as possible. For example, if a researcher is measuring expression levels of the approximately 30,000 known human genes, then data content of 2.1 million features may be much larger than required. We have developed a proprietary technology that divides the surface of some of our 385,000-feature microarrays into two, four, or even six discrete areas. Each area can be used as if it were a separate microarray, with a different DNA sample hybridized on each. The technology that separates the areas from each other uses up space that could otherwise be used for probes, so the division is not perfectly efficient. In the fourth quarter of 2006, we announced the availability of microarrays that would otherwise offer 385,000 features into up to four separate arrays with 70,000 features each. We are able to offer these microarrays to the customer at only a small premium over the price of an undivided microarray with a similar number of features in total. In the future, we hope to be able to divide our microarrays into larger numbers of discrete areas, and to extend the technology into arrays that would otherwise offer 2.1 million features per microarray.

Microarray reuse.    We have recently developed proprietary protocols and reagents that enable efficient cleaning of microarrays so that they can be used two or even three times with no detectable change in activity. In our service operation, this capability allows us to significantly reduce costs by eliminating the most expensive cost component of an experiment—the cost of making a new microarray. The majority of our customers have fixed consumables budgets, and our ability to effectively offer them more data per dollar they have to spend is a significant competitive advantage. We believe that our customers in the scientific markets we currently serve will spend their entire consumables budget regardless of the price, but that a lower price per data point, for data of equivalent or better quality will increase our market share. We currently offer reuse only for some services, but are considering selling a reagent kit that will enable customers to clean, quality control test, and reuse microarrays in their own laboratories.

Bioinformatics.    Our business is fundamentally focused on enabling customers to generate large amounts of high quality data concerning genomic information. This information is inherently useful to customers only if they have software tools and programs that enable them to design experiments using microarrays, and analyze and organize the resulting data. We have developed a significant number of algorithms and software programs that our customers use to analyze and integrate data. We sell some of these programs, but in many cases license them to customers at no additional charge. Software engineers and computer scientists represent the largest group within our R&D Department. We are continually working on improving our software tools for application-specific data analysis. We have a major program focused on developing a database capability that can be accessed by our customers, along with software tools that allow effective integration of data across multiple applications. We believe that by enabling customers to view the integrated data concerning many forms of genome variation, we will enable them to get a clearer view of genome structure, function and biology.

We also use software and algorithms for internal use. Examples include predicting probe performance and thereby designing microarrays; application-specific data analysis; data integration across multiple applications; tracking of samples and work flow; acceptance of orders; and shipping large amounts of data from our service operation in Iceland to customers around the world.

Microarray manufacturing

We manufacture our microarrays at our facility in Reykjavik, Iceland using our MAS systems. Our microarray manufacturing is performed by automated systems that require minimal human attention, take up little space, and operate in a low cost, light industrial environment that does not require expensive clean rooms.

We expanded the facility in 2005 to our specifications. The facility now comprises approximately 15,510 square feet of combined office, laboratory and production space. We designed our production space to have room for approximately 40 MAS systems, although the facility contains only 21 MAS systems as of February 2007. Because we manufacture in a light industrial environment without clean rooms, we can add MAS systems on a modular basis. Each MAS system costs us less than $200,000, can be rapidly built and is capable of manufacturing microarrays that can generate more than a million dollars of revenue per year.

Consequently, we do not need to invest in production capacity significantly ahead of demand, and payback per manufacturing unit occurs rapidly. The new MAS 3.x systems are expected to be built in approximately the same time and at the same cost as the current MAS 2.x systems, will each occupy a slightly smaller footprint (allowing more units to be placed in the same space), and will each be capable of manufacturing approximately two times as many microarrays per unit time.

Until late 2006, we produced arrays exclusively with a generation of MAS system that we call MAS 2.x. MAS 2.x systems use DMD chips with 780,000 mirrors to manufacture standard NimbleGen microarrays with up to 385,000 features. Each of our MAS 2.x systems produces a single microarray at a time. At the end of 2006, our Reykjavik production facility employed 21 MAS 2.x systems.

Beginning in the first half of 2007, we plan to add to our factory a newer generation of MAS system that we call MAS 3.x. MAS 3.x systems are capable of manufacturing three microarrays simultaneously, with each array containing up to 2.1 million features. Because our MAS systems are modular, we can add these on a system by system basis, without shutting down or significantly disturbing the rest of our manufacturing operation. Because we currently utilize approximately half of our manufacturing space, and because MAS 3.x systems have approximately two times the throughput of MAS 2.x systems, we can significantly expand our production capacity within our current facility.

The raw materials in our microarrays consist of substrates and chemistry. We use off-the-shelf substrates and frequently evaluate new substrates that might improve product performance. We manufacture a number of key chemicals, which consist of custom photoreactive nucleotide precursors, at our subsidiary NimbleGen Systems GmbH in Waldkraiburg, Germany. Our MAS systems in Iceland use these key chemicals, together with a number of off-the-shelf chemicals, to produce our microarrays. We lease our facility in Germany, which was built specifically for chemical research and manufacturing, and consists of 1,850 square feet of laboratory, office and manufacturing space.

A portion of our facility in Iceland is devoted to processing samples which our customers ship to us from many parts of the world. When samples arrive at our facility, we quality control test them to verify that there the amount and quality of DNA is adequate for us to perform an analysis. Samples are then processed following application-specific protocols, and tagged with fluorescent labels. After the labels have been applied, the samples are hybridized against our microarrays specifically manufactured for the type of application and analysis the customer desires for that sample. After hybridization, the arrays are scanned, and we analyze the resulting data and format it into a report. We return the data and report to the customer in electronic format. The entire process is highly automated. Samples are tracked throughout the process using a sophisticated laboratory information management system that we built for this purpose. Our facility currently devotes approximately 2,000 square feet to this service operation.

Products and services

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Microarrays.    We have created and continuously expand a catalogue of designs of our microarrays, under our NimbleChipTM brand, which we can manufacture for our customers. As of February 2007, our product portfolio included more than 3,700 different microarray designs addressing a growing family of applications such as CGH, CNP, ChIP-chip, DNA methylation, among others. In addition, we frequently produce microarrays based on prototypes for new applications, and also produce custom designs for customers who desire them for non-standard applications. In response to customer demand, in late 2006 and early 2007, we announced license agreements with Affymetrix, Inc. and Oxford Gene Technology IP Limited, respectively, as part of our strategy to expand direct sales of microarrays and related products worldwide.

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Instruments, reagents and consumables.    We sell a variety of microarray-related products and plan to expand our offering to include a broad range of equipment, reagents and consumables used by our customers to process our microarrays. Such products will include a variety of instruments used to process and analyze our microarrays, including hybridization stations, automated wash stations, scanning systems, and other equipment that we will sell on an OEM basis under the NimbleGen brand. We are also developing consumable kits including protocols and reagents optimized by us for labeling, RNA to cDNA conversion, hybridization reagents, and other methods used in conjunction with microarray analysis. We plan to begin shipping the first of these instruments and consumables kits later in 2007.

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Analytical services.    We provide analytical services using our microarrays for applications including CGH, CNP, ChIP-chip, DNA methylation, among others. Such applications are utilized by scientific and medical researchers for purposes of obtaining data concerning genomic information that will expand our understanding of biology and will enable the development of improved diagnostics, therapeutics and agricultural products. We have built one of the largest microarray analysis laboratories in the world in Iceland, and we service customers who desire to outsource their sample analysis, or who value our unique microarray technology, but do not have the expertise or equipment to process our microarrays . A portion of our facility in Iceland is devoted to processing samples which our customers ship to us from many parts of the world. When samples arrive at our facility, we quality control test them to verify that the amount and quality of DNA is adequate for us to perform an analysis. Samples are then processed following application-specific protocols, and tagged with fluorescent labels. After the labels have been applied, the samples are hybridized against our microarrays specifically manufactured for the type of application and analysis the customer desires for that sample. After hybridization, the arrays are scanned, and we analyze the resulting data and format it into a report. We return the data and report to the customer in electronic format. The entire process is highly automated. Samples are tracked throughout the process using a sophisticated laboratory information management system that we built for this purpose. Our facility currently devotes approximately 2,000 square feet to this service operation.

Sales and marketing

Our commercial activities are driven by product line managers who are responsible for strategic marketing on a worldwide basis. These individuals perform market research, define product specifications, develop strategic marketing plans, identify and manage relationships with external test sites, and prepare tactical marketing plans for product launch and post-launch product support and promotion. We are in the process of increasing the number of product line managers and support staff to support the growing family of new products we have introduced and are planning, and to support direct sales of microarrays and related products. We have a marketing communications department that supports a broad range of activities including print and online advertising, press releases, tradeshows, direct mail and brochures, application notes and data sheets, and our website.

Over the past several years we developed a direct sales organization in North America that until recently was focused on selling analytical services that we would fulfill in our facility in Iceland. Beginning in late 2006, we began to increase the size of this direct sales force to support greater focus on direct sales of microarrays and related products and address a larger customer base. Over the past several years, we also developed a network of representative organizations and distributors outside of North America to sell our services. These distributors were supported by a small number of our employees. In late 2006, to support greater focus on direct sales of microarrays and related products and address a larger customer base, we began developing a direct sales organization in Europe, and plan to sell directly or in conjunction with distributors. Outside of Europe and North America, we are currently planning to maintain and grow our relationships with distributors. This growing organization also will continue to sell our analytical services with our microarrays. At present, we have 28 sales representatives, field applications specialists, customer service and technical support personnel worldwide, which we anticipate growing substantially in support of direct sales of microarrays and related products and services.

Competition

Competition in technologies for genomic analysis is intense and is expected to increase. Further, many of the technologies and applications are new and rapidly evolving.

Our competition comes from other technologies that are used to perform many of the same functions for which we market our products. Our principal competitors include Affymetrix, Inc., Agilent Technologies, Inc. and Illumina, Inc. Other companies developing or marketing potentially competitive DNA microarray technology include Applied Biosystems, Beckman Coulter, Becton Dickinson, CombiMatrix, Digital Gene Technologies, Enzo Life Sciences, febit, GE Healthcare, Invitrogen, MetriGenix, Molecular Devices (which is being acquired by MDS Inc.), Nanogen, Sequenom and Takara Biosciences, and academic and research institutions and government agencies, both in the United States and abroad. In addition, several companies are working on developing next generation DNA sequencing tools that could be competitive in certain target markets. Such companies include Applied Biosystems, 454 Life Sciences, Helicos BioSciences and Illumina. In order to compete against existing and emerging technologies, we will need to continue to produce arrays with high data quality and information content that are optimal for existing and emerging applications, at affordable prices, all backed by application-specific software and comprehensive technical support.

We believe that future competition in existing and potential markets will come from existing competitors as well as other companies seeking to develop new technologies for sequencing and analyzing genetic information. In addition, pharmaceutical and biotechnology companies have significant needs for genomic information and may choose to develop or acquire competing technologies to meet these needs.

Regulatory matters

Regulation by governmental authorities in the United States and other countries may be a significant factor in the manufacturing, labeling, distribution and marketing of certain products and services that may be developed by us. We have made, and intend to continue to make, necessary expenditures for compliance with applicable laws, including the environmental laws discussed below, but any changes in these laws could increase our compliance costs. For example, we constantly monitor the requirements under the United States Food, Drug and Cosmetic Act, or FD&C, and other similar legislation enacted in foreign jurisdictions. At this time, we do not produce drugs or devices that are regulated by the FDA, but costs of compliance would increase if FDA regulations were created affecting our products and services. Current governmental regulations may change as a result of future legislation or administrative action and cannot be predicted.

Furthermore, we are regulated by federal, state and local laws in the United States, as well as other applicable foreign laws, relating to the protection of the environment, including those relating to the storage, treatment, disposal and discharge of regulated materials into the environment. We believe we are in material compliance with current applicable laws and regulations; however, under certain circumstances, we could be required to obtain permits, or to take other corrective actions, or to be held liable for damages and fines should contamination of the environment or individual exposures to hazardous substances occur. For example, future expansion of manufacturing operations at our German facility could increase air emissions of regulated substances above levels that require a permit to emit, or if spills of regulated substances such as solvents used at our German facility or at our Madison, Wisconsin, facility occurred, we would be required to take corrective action to contain the spill and clean up. In addition, we cannot predict how changes in these laws and regulations, or their enforcement, or the development of new laws and regulations, will affect our business operations or the cost of compliance.

We are subject to the following material environmental regulatory process with respect to our Iceland operations: (1) proper collection and offsite disposal using a licensed contractor of hazardous waste; (2) permits to import chemicals received from our German facility; (3) regulations that require ventilation to protect employees from excess exposure to fumes in the laboratory; and (4) permits from the Environment and Food Agency of Iceland to install a new 1,200 gallon above ground storage tank for acetonitrile. We are in full compliance with these requirements.

With respect to our operations in Germany, we are in full compliance with the material environmental regulations to which we are subject: (1) proper storage of potentially hazardous raw materials; (2) proper storage and disposal of hazardous wastes; and (3) permit requirements which may in the future apply to emissions of certain gases from the laboratory operations.

Intellectual property

To establish and protect our proprietary technologies and products, we rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality provisions when executing contracts.

In the late 1990s, there were four groups attempting to produce genomic arrays using maskless arrays, of which NimbleGen was the only one that successfully commercialized the technology. We now have control of, or access to, all of the relevant intellectual property from these groups. Our company was founded with an exclusive worldwide license from WARF for their pioneering MAS patents, which is discussed in more detail below. We acquired certain assets of Light Biology, Inc., another early company in the field that never succeeded in commercializing products. We have a non-exclusive license from Invitrogen Corporation for their maskless array patents originally owned by Xeotron Corporation, another company that failed to perfect the technology. We have a non-exclusive license to patents owned by Affymetrix, Inc., who never commercialized maskless array technology, which is discussed in more detail below. Finally, we have a non-exclusive, world-wide license to various patents and other patent rights owned by Oxford Gene Technology IP Limited, covering certain technology relating to microarrays and certain microarray-related products, which is discussed in more detail below. In addition to the patents and licenses described above, our patent portfolio related to maskless arrays includes a number of patents and patent applications based on technology developed by us that was required to make maskless arrays practical and expand their applications.

NimbleGen Systems GmbH, NimbleGen’s wholly owned subsidiary, has licensed chemistry and related intellectual property from several sources.

In February 2004, we acquired substantially all of the assets and certain patent and technology rights of Light Biology, Inc. Light Biology, Inc. was formed to commercialize a patent owned by The University of Texas Southwestern Medical Center, or UTSW, and Texas Instruments, Inc. In connection with our acquisition of Light Biology, Inc., we entered into an agreement with Texas Instruments, Inc. whereby Texas Instruments, Inc. agreed to transfer any rights it had in the patent or related technology to UTSW, so that UTSW could assign the patent and license the related technology to us. In exchange, we issued shares of our capital stock to Texas Instruments, Inc.

As of May 24, 2007, we have four issued patents and 24 pending patent applications in the United States and 1 issued patent and 40 pending patent applications in foreign jurisdictions. These include one U.S. and one foreign patent application co-owned with another entity. In addition, under our exclusive worldwide license with WARF, we have under license three issued patents and three pending patent applications in the United States and five issued patents and six pending patent applications in foreign jurisdictions. Our issued and pending patents, as well as patents under license, cover key aspects of our MAS systems, array technology and applications, and our chemistry.

Each of our patents (whether now granted or upon grant at a later date) will expire at the end of its full statutory term unless (i) the term has been shortened by a terminal disclaimer, (ii) a required maintenance fee is not paid or (iii) both. A list of our material patents (and patents that may grant from pending applications), including the technology covered and the statutory expiration date follows. We own two material patents, namely U.S. Patent No. 7,083,975 (expires Feb. 1, 2022) that claims a flow cell for an array-making apparatus and U.S. Patent No. 6,295,153 (expires June 4, 2019) that claims a light-diffusing lens element in an array making apparatus. The technology embodied in both patents facilitates proprietary production of commercially advantageous arrays. Additionally, U.S. Patent No. 6,375,903 (expires Feb. 22, 2019 claiming an apparatus for synthesizing arrays and U.S. Patents No. 6,315,958 and 6,444,175 (both expiring on Nov. 10, 2019) claiming flow cells are material patents licensed from WARF. U.S. Patent No. 5,424,186 (expires June 13, 2012) claiming light-based nucleotide deprotection and addition technology, U.S. Patent No. 5,445,934 (expires August 29, 2012) claiming oligonucleotide arrays at a stated density and U.S. Patent No. 6,480,324 (expires May 29, 2018) claiming an optical lithography system are material patents licensed from Affymetrix. From OGT, we have obtained rights to material U.S. patents 6,054,270 (expires May 2, 2009) and 5,700,637 (expires Dec. 23, 2014), both claiming methods for making oligonucleotide arrays.

We also rely, in part, on trade secret protection of some intellectual property. We attempt to protect trade secrets by entering into confidentiality agreements with third parties, employees and consultants. Our employees and consultants also sign agreements requiring that they assign to us their rights and ownership to all ideas and inventions developed by them during their employment with us. Such employees and consultants sign a formal assignment to us of any invention at the time of patent filing.

WARF

Under our September 1999 license agreement (as amended in April 2000) with WARF, we have an exclusive, worldwide license to make, use and sell products utilizing technology covered by WARF patents and patent applications relating to our MAS technology. The technology embraces the claims of U.S. Patent No. 6,375,903, a corresponding patent in Australia, and corresponding applications in Canada, Europe, Israel, Japan and Mexico, as well as related U.S. continuing applications. The U.S. ‘903 patent and its correspondents claim devices for maskless array synthesis. The U.S. continuing applications having the same priority date as the ‘903 patent make further claims to such devices and methods for synthesizing nucleic acid arrays. Finally, the licensed technology embraces the claims of U.S. Patent Nos. 6,315,958, and 6,444,175, corresponding patents in Australia, Canada, Germany and Japan, as well as corresponding applications in Israel, Iceland and Mexico. These patents and applications claim flow cells for maskless array synthesis. The license extends to subsequent related patents and applications. We may grant sublicenses. The terms of the license require us to pay a royalty at a rate that is a percentage of the selling price of licensed products sold or transferred, provided that we must pay a minimum royalty per calendar year.

The license continues until the expiration of the last-to-expire of the licensed patents unless the license is otherwise terminated under certain limited circumstances. Under any of the following circumstances, WARF may elect to terminate the license agreement: (i) if we default in the timely payment of any monies due to WARF or we commit any other breach of the license agreement, and we fail to cure the breach or default within 90 days after written notice thereof from WARF; (ii) if we commit an act of bankruptcy, become insolvent, or fail to pay our debts as they become due, or there remains undismissed more than 60 days after its filing a bankruptcy or insolvency petition filed by or against us; or (iii) if we offer to our creditors any component of the patents licensed to us.

Affymetrix, Inc.

Under our September 2006 license agreement (as amended in December 2006) with Affymetrix, Inc., we have a non-exclusive, worldwide license under the Affymetrix patent portfolio covering the full range of Affymetrix’s patented and patent-pending technology relating to microarrays and certain microarray-related products. We are licensed (i) to make licensed products and to have them made by certain approved suppliers, and to make certain microarray makers for our internal use only, (ii) to use licensed products for research purposes and DNA copy number diagnostics and (iii) to import, sell and offer for sale, including through certain distributors, licensed products and licensed services for research purposes and DNA copy number diagnostics. The terms of the license require us to pay license fees and a royalty at a rate that is a percentage of the net sales of licensed products and licensed services sold or transferred to others or manufactured or performed without any such sale or transfer, provided that we must pay a minimum royalty per calendar year.

The license permits us to produce and sell two trillion features per year on microarrays for research purposes. The right to produce and sell two trillion features per year enables us to produce and sell on an annual basis more than five million of our 385,000 feature microarrays or approximately one million of our 2.1 million feature microarrays through 2010, which substantially exceeds our planned annual microarray production capacity. In 2006, for example, we could have produced and sold two hundred (200) times as many microarrays as we actually produced and sold without reaching this limit. Under the license, this feature number increases automatically by ten percent each year commencing on January 1, 2011. In addition, the license permits us to produce and sell (i) an unlimited number of features per year on microarrays used for DNA copy number diagnostics, (ii) nucleic acids cleaved or eluted from microarrays produced for research purposes, (iii) nucleic acid reagents and assays, (iv) NimbleGen instruments and (v) NimbleGen software.

The license continues until the expiration of the last to expire of the licensed patent rights, unless the license is otherwise terminated under certain limited circumstances. Under any of the following circumstances, Affymetrix may elect to terminate the license agreement: (i) if we commit a material breach of the license agreement, and we fail to use our reasonable best efforts to cure such breach or produce a plan reasonably acceptable to Affymetrix for cure of such breach (if curable) within 60 days after written notice from Affymetrix specifying the nature of such breach or we fail to comply with any such plan; (ii) if we cease to do business, become insolvent, are dissolved or liquidated, are subject to a bankruptcy or insolvency petition or similar action, are adjudicated a bankrupt or have a receiver appointed for our business, and we fail to cure such default or produce a plan reasonably acceptable to Affymetrix for cure of such default within 60 days after we have given Affymetrix prompt written notice specifying the nature of such default; (iii) if we challenge, or assist a third party in challenging, the validity or enforceability of, or title of Affymetrix to, any of its patent rights licensed to us under the license agreement; provided, however, that this right of Affymetrix to terminate the license agreement does not apply with respect to certain pending patent interferences and other proceedings described in the license agreement; or (iv) if we or one of our “Affiliates” (as defined in the license agreement) acquire a direct or indirect controlling interest in a “Prohibited Entity” (as defined in the license agreement), or a Prohibited Entity acquires a direct or indirect controlling interest in us or one of our Affiliates, in either case without Affymetrix’ prior written consent.

Oxford Gene Technology IP Limited

Under our December 2006 license agreement with Oxford Gene Technology IP Limited, or OGT, we have a non-exclusive, worldwide license under various OGT patents and other patent rights covering technology relating to microarrays and certain microarray-related products. The license covers European Patent No. 0 373 203, U.S. Patents Nos. 5,700,637 and 6,054,270, Japanese Patents Nos. 3,393,528 and 3,386,391, and all patents, applications for patents and future patents claiming common priority with any of those patents. We are licensed to practice the claimed methods for generating arrays and for analyzing polynucleotides. We are licensed to manufacture, have manufactured, use, keep, import, supply and offer for supply licensed products and licensed services for any purpose except for two specified purposes or uses. The two specified purposes or uses for which we are not licensed are: (i) the making, having made, creating or contributing to the creation of any stand alone “expression database products” for license, sale or other transfer to a third party for value and (ii) the use of nucleic acid arrays covered by OGT’s patents for the identification of antisense reagants. Generally, an “expression database product” is a database that consists entirely or substantially of gene expression data derived from one or more nucleic acid arrays, that has at least 500 data points and that is licensed for value as a stand alone product to multiple third parties. This does not include a database or information that supplements or is used to interpret the results of hybridization experiments carried out by us or our Icelandic subsidiary or end-users of nucleic acid arrays supplied under OGT’s license to us.

We may permit an end-user of a nucleic acid array supplied under the license to use this licensed product and other licensed products in licensed processes. The terms of this license require us to pay a non-creditable annual fee and a royalty at a rate that is a percentage of the net sales of licensed products supplied or used and licensed services supplied or practiced.

The license continues so long as there is a valid claim in an issued patent or published patent application included in the licensed patent rights unless the license is otherwise terminated under certain limited circumstances. Under any of the following circumstances, OGT may elect to terminate the license agreement: (i) if we fail to make any payment within 30 days of its due date and we fail to remedy such non-payment within 10 business days after written notice from OGT specifying such non-payment; (ii) if we commit any material breach of the license agreement that cannot be remedied; (iii) if we commit a breach (other than non-payment) that can be remedied, and we fail to remedy such breach or, if remedy is reasonably expected to take longer than 30 days, to produce a plan reasonably acceptable to OGT for the remedy of such breach, within 30 days after written notice from OGT specifying such breach and requiring its remedy or we fail to comply with any such plan; (iv) if we file a bankruptcy petition, are adjudicated bankrupt or insolvent, are ordered to or resolve to wind up, have an administrator or receiver appointed or are in circumstances such that a court or creditor would be entitled to appoint either or to an order for our winding up, or take or suffer any similar action in consequence of our debt or there is taken or passed any equivalent action, resolution or order; (v) if we infringe any patent of OGT or any “Affiliate” (as defined in the license agreement) of OGT and fail to cease such infringement within 30 days after written notice from OGT specifying such infringement and requiring us to stop it; or (vi) if we or any of our Affiliates, or we or they assist any other person to, (a) publicly assert that any of OGT’s patent rights licensed to us are invalid or not entitled to their priority date or (b) commence any proceedings or file any motion that may result in any such licensed patent rights being held invalid or disseminate any information that is or is intended to be used by another person to do the same, and in any such case, we fail to make a correction or retraction or take other action remedying or mitigating such action reasonably satisfactory to OGT within 30 days after written notice thereof from OGT.

Research and development

Our R&D is focused on developing and optimizing new applications for our microarrays, developing new software tools, developing the MAS systems to manufacture chips of increasing density, optimizing reagents and kits for use with our microarrays, and specifying instrumentation for use with our microarrays.

Our internal R&D program is split into four areas: molecular biology, engineering, bioinformatics and chemistry. The molecular biology team is focused on developing and optimizing biochemical protocols for new applications, as well as supporting our production group and our customers. Our engineering team is responsible for design, development and manufacture of MAS instruments and other hardware used by our R&D scientists and production personnel. The bioinformatics group develops algorithms and programs for array design, experimental design, data analysis, data integration across applications, sample tracking and workflow. This group also provides IT support for us. The chemistry team focuses on development and manufacture of chemical entities used to make and process our microarrays.

Our use of DMD chips manufactured by Texas Instruments means that we benefit directly when Texas Instruments increases the number of micromirrors on their DMDs. All of the R&D expense associated with new product development of next-generation DMDs is borne by Texas Instruments. We have no costs associated with this development process. When Texas Instruments develops and commercializes a new DMD format with more mirrors (e.g., the increase from XGA DMDs to SXGA+ DMDs, with 786,000 and 1,400,000 mirrors, respectively), we simply purchase the products containing these new DMDs on the consumer electronics market. To increase the data content of our microarrays by using DMD chips with more mirrors to direct the light, we have invested significantly in developing MAS instruments of increased capability to utilize these more advanced DMD chips.

The nature of our technology enables us to rapidly and cost-effectively design and produce prototype microarrays for new applications. The inherent flexibility of guiding light for oligonuclotide synthesis with DMD chips allows customers to come to us with ideas for novel analytical approaches that can be rapidly prototyped. We are thus able to leverage our relationships with scientists around the world to identify new applications that might be suitable for our microarrays.

Research and development expenses were $3.4 million, $1.9 million and $2.6 million in 2004, 2005 and 2006, respectively, and $333,000 and $1.2 million for the three months ended March 31, 2006 and 2007, respectively. Research and development expenses consist primarily of company-sponsored expenses including salaries and related personnel costs, material costs for microarrays and product development, fees paid to consultants, depreciation and facilities costs and other expenses related to the design, development, testing and enhancement of our products and services.

Significant customers

We have a single customer, Lindgen EHF, which represents 10% or more of our consolidated revenues. For the fiscal years 2004, 2005 and 2006, revenues derived from Lindgen EHF constituted 28%, 19%, and 15% of our consolidated revenues, respectively. For the three months ended March 31, 2006 and 2007, revenues derived from Lindgen EHF contributed 13% and 19% of our consolidated revenues, respectively.

Employees

As of April 30, 2007, we had approximately 143 full-time and part-time employees worldwide, 97 of which are based in the United States and 46 of which are based abroad. None of our employees based in the United States are unionized or subject to collective bargaining agreements. We believe that our current relationship with our employees is good.

Scientific Advisory Board

A key component to our strategy is to leverage our collaboration with key thought-leaders in genomics research to increase adoption of our technology and to create new applications. Our Scientific Advisory Board, which has met infrequently in recent years, is comprised of thought-leaders in the scientific community who are available to our scientific advisory committee, a standing committee of our Board, which we refer to as the Board, for consultation and advice. The Scientific Advisory Board does not have, and will not have, any decision-making authority with respect to the Board or management. It is anticipated that the Scientific Advisory Board will meet on a regular basis following consummation of this offering. The following individuals are members of our Scientific Advisory Board:

Leroy Hood, M.D., Ph.D. is the chairman of the Scientific Advisory Board and has been a member of the Board since January 2007. Since 1999, Dr. Hood has been the co-founder and president of the Institute for Systems Biology in Seattle, Washington, a research institute dedicated to the integration of technology, computation, biology and medicine. He previously founded and was chairman of the cross-disciplinary Department of Molecular Biotechnology at the University of Washington. Dr. Hood was awarded the Lasker Prize in 1987 for his studies on the mechanism of immune diversity, the 2002 Kyoto Prize in Advanced Technology, the 2003 Lemelson–MIT Prize for Innovation and Invention for the development of the DNA sequencer, the 2004 Biotechnology Heritage Award for his pioneering efforts in molecular diagnostics the Association for Molecular Pathology Award for Excellence in Molecular Diagnostics, and in 2006 he received the Heinz Award in Technology, the Economy and Employment for his extraordinary breakthroughs in biomedical science at the genetic level.

Dr. Hood has received 14 honorary degrees from institutions such as Johns Hopkins, UCLA and Whitman College. He has published more than 600 peer-reviewed papers, received 14 patents and has co-authored textbooks in biochemistry, immunology, molecular biology and genetics, and is completing a textbook on systems biology. He is a member of the National Academy of Sciences, the American Philosophical Society, the American Association of Arts and Sciences and the Institute of Medicine. Dr. Hood has also played a role in founding more than 14 biotechnology companies, including Amgen Inc., Applied Biosystems, Inc., SystemsX Institute, Darwin and Rosetta Biosoftware. He is also a director of Accelarator Corp., Omeros Corporation and Roberts & Company Publishers, Inc. and a member of board of managers of Intelligent Medical Devices LLC. He is currently pioneering systems medicine and the systems approach to disease. Dr. Hood holds an M.D. from Johns Hopkins School of Medicine and a Ph.D. degree in biochemistry and a B.S. in biology from California Institute of Technology.

Fred Blattner, Ph.D. is one of our founders and is also a co-inventor of the MAS technology. Dr. Blattner serves as the Romnes Professor of Genetics and the director of the UW Genome Center at the University of Wisconsin—Madison. He completed his doctoral program at The Johns Hopkins University. Dr. Blattner’s postdoctoral research was conducted at McArdle Laboratory for Cancer Research at the University of Wisconsin—Madison. His research is focused on bacterial genomics where he was first to complete the sequence for E. coli strain 0157:H7, commonly referred to as the “hamburger strain” and highly pathogenic in man. His laboratory has also sequenced several other important bacterial organisms including the E. coli K-1 strain, responsible for neonatal sepsis and meningitis, as well as a widely used research strain of E. coli, the K-12 strain. By studying the virulence determinants of these and other bacteria, a common “pathosphere” of virulence genes will emerge determining the pathogenic potential of known and unknown bacterial species and strains.

Francesco Cerrina, Ph.D. has been a member of the Board since August 2000. It is anticipated that Dr. Cerrina will resign from the Board upon consummation of the offering. Dr. Cerrina is the John Bascom Professor of Electrical and Chemical Engineering and Director of the Center for NanoTechnology, at the University of Wisconsin—Madison, which he joined in 1984. He is one of our founders and is also a co-inventor of the MAS technology. Dr. Cerrina was also a founder, president and chief executive officer of Genetic Assemblies, Inc. (which was acquired by Codon Devices, Inc.). Dr. Cerrina completed his doctoral program at the University of Rome, Italy, in 1974 with the title of doctor of physics. Dr. Cerrina is a leader in lithography, where he has authored more than 200 papers. He is also an expert in more general semiconductor fabrication processes and in optics. His main research focus is in artificially engineered semiconductor micro and nano structures. Recently, Dr. Cerrina has begun research activity in the de-novo synthesis of DNA, extending the MAS technology platform to novel applications in the life sciences.

Harold “Skip” Garner, Ph.D. serves as a professor of biochemistry and internal medicine at the University of Texas Southwestern. Dr. Garner has over 15 years experience in the biotechnology arena. He holds the P. O’B. Montgomery, M.D., Distinguished Chair, is a member of the McDermott Center for Human Growth and Development (Human Genetics Center) and is a founding member of the Center for Biomedical Inventions. In addition, Dr. Garner initiated the University of Texas Southwestern microarray core facility and serves on numerous government committees and as a reviewer for many scientific journals. He received his B.S. in Nuclear Engineering at the University of Missouri—Rolla and a Ph.D. in plasma/high temperature matter physics from the University of Wisconsin—Madison in 1982. Dr. Garner also holds an honorary professional engineering degree.

Michael Sussman, Ph.D. is one of our founders and is also a co-inventor of the MAS technology. Dr. Sussman serves as a professor and is the director of the Biotechnology Center at the University of Wisconsin—Madison. He completed his doctoral program at Michigan State University. Dr. Sussman conducted his postdoctoral research work at Yale University and Yale Medical School. His main research focus is in signal transduction and bioenergetics of plant and fungi. Dr. Sussman’s laboratory was the first to report the discovery of a unique family of calcium sensitive protein kinases found only in plants and in particular Arabidopsis. To help understand and study this class of enzymes in plants, he has developed a method of insertional mutagenesis to “knock out” genes in Arabidopsis. This molecular method can be applied to eliminating any gene in plants for studying individual genes as well as pathway metabolism.

Properties and facilities

Our corporate headquarters, principal R&D facilities, and sales and marketing groups are located in Madison, Wisconsin, where we lease 20,696 square feet of combined office and manufacturing space. Our lease expires on August 31, 2007. We are currently negotiating to occupy 27,000 square feet of space that we hope to occupy prior to the expiration of our lease.

Our core laboratory and manufacturing facility is located in an industrial park in Reykjavik, Iceland. This facility, which we lease, was expanded in 2005 and comprises approximately 15,510 square feet of combined office, laboratory and production space. Our lease expires on September 14, 2013.

We also have a facility in Waldkraiburg, Germany, which is leased by our wholly-owned subsidiary, NimbleGen Systems GmbH. This facility was built specifically for chemical research and manufacturing, and consists of 1,850 square feet of laboratory, office and manufacturing space. Our lease has no expiration but can be terminated by either party upon at least six months notice.

We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

Legal proceedings

As of the date of this prospectus, we are not the subject of any material claims or legal proceedings. We are currently seeking resolution to an administrative action with the U.S. Patent and Trademark Office, or U.S. PTO, to determine the scope of third party protection for related technologies, as described in the “Risk factors—Risks relating to our intellectual property” section. The subject matter of this administrative action is a patent interference to determine the priority of invention between U. S. Patent Application No. 09/998,341 owned by us and U.S. Patent No. 6,480,324 owned by Affymetrix, Inc. The administrative action was instituted on September 6, 2006 by the Board of Patent Appeals and Interferences (BPAI) of the U.S. PTO. On December 14, 2006, the BPAI entered a decision adverse to us and we are currently in the process of appealing the decision in the U.S. Court of Appeals for the Federal Circuit. If the outcome of this administrative action proves to be adverse to us, we will still retain the rights to the technology embraced by these patent documents by virtue of our license agreement with Affymetrix, Inc. Such license agreement is described in the “Intellectual property” section.

Management

Directors and executive officers

Name	Age	Position

Robert J. Palay	51	Founder, Chairman of the Board

Thomas M. Palay, Ph.D.	54	Founder, Vice Chairman of the Board and Vice President

Stanley D. Rose, Ph.D.(4)	51	President, Chief Executive Officer and Director

David S. Snyder	46	Vice President—Finance and Chief Financial Officer

Emile F. Nuwaysir, Ph.D.	38	Vice President—Business Development

Roland Green, Ph.D.	42	Vice President—Research & Development and Chief Technology Officer

Daniel B. Clutter, Ph.D.	48	Vice President—Sales

Steven W. Smith	42	Vice President—Bioinformatics

Sanjiv Arora(1)(2)(3)	41	Director

Francesco Cerrina, Ph.D.(5)	59	Founder and Director

Gregg C. Fergus	43	Director

Leroy Hood, M.D., Ph.D.(3)(4)	68	Director

Gerhard Kiewel(1)	39	Director

David G. Lowe, Ph.D.(2)(3)(4)	50	Director

Frank Mohler(5)	38	Director

John Neis(1)(2)	51	Director

Peter K. Shagory(5)	38	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and governance committee.

(4)	Member of the scientific advisory committee.

(5)	It is anticipated that this member will resign from the Board upon consummation of the offering.

Robert J. Palay is one of our founders and has been chairman of the Board since our inception in 1999. From September 1999 through September 2000, he also served as our initial chief executive officer. Mr. Palay is a managing member of Tactics II General Partner LLC, the general partner of Tactics II Ventures, L.P., which specializes in early stage genomic, biomedical tools and developmental biology companies. He holds the position of chairman of the board of directors for two of Tactics II Venture’s portfolio companies, Cellular Dynamics, Inc. and Stem Cell Products, Inc. From 1985 through 1991, Mr. Palay worked for Sam Zell and Equity Group Investments, a privately-held investment company, where he served as vice president in both the acquisitions and asset management areas. Prior to that, he practiced law at Rudnick & Wolfe, n/k/a DLA Piper. He received an A.B., magna cum laude, from Harvard College, an M.B.A. from the J.L. Kellogg Graduate School of Management and a J.D. from the Northwestern University School of Law. Robert Palay is Thomas Palay’s brother.

Thomas M. Palay is one of our founders, a vice president, has been vice chairman of the Board since our inception in 1999. He has been actively employed with us since March 2003 as a senior executive on a part-time basis. Dr. Palay is a managing member of Tactics II General Partner LLC, the general partner of Tactics II Ventures, L.P., which specializes in early stage genomic, biomedical tools and developmental biology companies. He holds the positions of president and chief executive officer for two of Tactics II Venture’s portfolio companies, Cellular Dynamics, Inc. and Stem Cell Products, Inc. Dr. Palay is also the Foley & Lardner-Bascom Professor of Law at the University of Wisconsin Law School. Prior to joining the faculty of the University of Wisconsin in 1980, he was a research fellow at the Brookings Institution in Washington, D.C. from 1979 to 1980. Dr. Palay has a B.A., summa cum laude, from Tufts University, a J.D. from the University of Pennsylvania and a Ph.D. from the University of Pennsylvania. Thomas Palay is Robert Palay’s brother.

Stanley D. Rose, Ph.D. has been president and chief executive officer and a member of the Board since September 2003. Dr. Rose was previously a founder, chairman and director of OpGen, a Madison, Wisconsin, based biotechnology company commercializing optical mapping technology for DNA analysis (from 2000 to 2005), and director of GenTel Biosciences, a Madison, Wisconsin, based biotechnology company focused on developing and commercializing multiplex immunoassays (from 2001 to 2005). Until the end of 2001, Dr. Rose was a fellow at Affymetrix, Inc., working on special projects in new business development. Prior to that, he was vice president of Affymetrix and general manager of a division created in February 2000 following the merger of Affymetrix and Genetic MicroSystems Inc., or GMS. Dr. Rose was co-founder, vice president and chief operating officer of GMS, a company that made instruments for creating and analyzing DNA microarrays. Prior to founding GMS in 1997, he served in various positions of senior management within the Perkin-Elmer Corporation, or PE, a major diversified life sciences analytical tool company, dating back to 1989. During this period, Dr. Rose played key roles in PE’s life science businesses, first as director of the polymerase chain reaction, or PCR, reagents business for the Perkin-Elmer Cetus joint venture (1989-1991), then as director of PE’s PCR business (1992-1994) during its most dynamic growth phase, then as director of new business development for the company’s Applied Biosystems division (1994-1995), and then as general manager of PE’s UV/fluorescence business (1996-1997). Prior to joining PE, Dr. Rose served as director of DNA products and services at Collaborative Research Inc., one of the original genomics research products companies, during a period when that company was making the first commercial efforts aimed at mapping and sequencing the human genome. Dr. Rose received a B.A. from Cornell University and a Ph.D. from the Massachusetts Institute of Technology.

David S. Snyder has been vice president—finance and chief financial officer since January 2006. From May 2005 to January 2006, Mr. Snyder served as chief financial officer of CompassCare, Inc., an early-stage company supplying enterprise-class software to the healthcare industry. Prior to CompassCare, he served from June 2003 to January 2005 as chief financial officer of Viking Acquisition, LLC, an investment company with interests in real estate and manufacturing. Prior to Viking Acquisition, he was engaged in non-profit and other consulting ventures (2001-2003). Mr. Snyder served as the chief financial officer for The Cobalt Group, Inc., a publicly-traded internet software company (2000-2001). He was also the chief financial officer for Strategic Hotel Capital, LLC, a real estate company sponsored by Goldman, Sachs & Co. (1997-2000), the chief financial officer of Mark Controls, Inc., a publicly-traded manufacturer of industrial equipment (1992-1994), and vice president of financial and strategic planning for Eagle Industries, Inc., a manufacturing company sponsored by Sam Zell and Equity Group Investments (1988-1992). In addition to his experience in the position of chief financial officer, he has held positions of corporate strategy and business unit operations and has served as a consultant to a number of entrepreneurial ventures. Mr. Snyder received a B.A., summa cum laude, from Ottawa University and an M.B.A., with high distinction, from the Harvard Business School and was designated a George Fisher Baker Scholar.

Emile F. Nuwaysir, Ph.D. has been vice president—business development since November 2003. As one of our initial employees, he has served in both research and managerial positions and played a critical role in the development of the NimbleGen technology platform. Dr. Nuwaysir was initially hired as our molecular research and development group leader, was promoted to senior manager of technical and customer services in 2001 and later promoted to vice president—business development in 2003. He has seven patents pending or issued through these efforts. Dr. Nuwaysir held a postdoctoral fellowship with the National Institute of Environmental Health Sciences (NIEHS) within the National Institutes of Health, where he helped coordinate the development of the NIEHS Microarray Core Facility and developed ToxChip, a microarray used by the NIEHS and the National Center for Toxicogenomics in their human toxicology studies. He has also held a postdoctoral fellowship at the University of North Carolina-Chapel Hill, a research position at EI DuPont de Nemours, and a science consultant position with the law firm of Quarles and Brady LLP. He earned his Ph.D. in environmental toxicology with a focus in oncology from the University of Wisconsin—Madison in the McArdle Laboratory for Cancer Research.

Roland Green, Ph.D. has been vice president—research and development and chief technology officer since October 1999. Dr. Green is one of our founders and was our first employee. He is also a co-inventor of the MAS technology used by the company. Previously, Dr. Green was at the University of Wisconsin-Madison from 1994 to 1999 where he developed the MAS technology. Dr. Green has an interdisciplinary background that includes chemistry, molecular biology and genomics. He holds a B.S. from Colorado State University and a Ph.D. from the University of Wisconsin—Madison.

Daniel B. Clutter, Ph.D. has been vice president—sales since January 2004. From May 2002 until August 2003, Dr. Clutter served as director of sales for PanVera/Invitrogen Corporation, where he led the high throughput drug development assay sales team. From 2001 to 2002, Dr. Clutter was vice president of business development for Asterand, a provider of clinical tissue samples and tissue microarrays. Prior to Asterand, he served as account manager for Celera, a business group of Applera Corporation, a company providing early access to the privately sequenced genomes of human and mouse via subscription and proprietary software (2000-2001). Prior to Applera, Dr. Clutter served for 11 years (1988-2000) in various positions within PE, including director of Midwest sales and service, national sales manager, account manager, national support manager, western U.S. support manager, northern California branch sales manager and application specialist. After receiving a B.S. in biochemistry from Purdue University and a Ph.D. from the Pennsylvania State University, Dr. Clutter joined the faculty at Stockton State College where he taught chemistry and biochemistry (1986-1988).

Steven W. Smith has been vice president—bioinformatics since November 2001. Mr. Smith was previously the owner of Genesmith Informatics, a consulting firm assisting small biotech companies with their informatics needs (2000-2001). From 1994 to 2000, Mr. Smith worked for the Wisconsin-based Genetics Computer Group. In 1996, he became manager of research and development, where he led the development and direction of the Wisconsin Sequence Analysis Package and related products. From 1990 to 1992, Mr. Smith was director of computation at the Harvard Genome Laboratory. There, he led the assembly and analysis of the Mycoplasma capricolum genome under the direction of Dr. Walter Gilbert. Mr. Smith holds a B.S. in computer science engineering from the School of Engineering, University of Illinois at Champaign—Urbana.

Sanjiv Arora has been a member of the Board since October 2004. He is a managing director with Cargill Ventures, the venture capital arm of Cargill, Incorporated, a privately-held company with operations in 63 countries. At Cargill Ventures, he focuses on life sciences investments, including medical devices, therapeutics and diagnostics. Mr. Arora has extensive experience in the medical device and healthcare industry. Prior to joining Cargill Ventures, he spent eight years as an equity analyst covering the medical technology industry for both UBS Warburg (2001-2003) and RBC Capital Markets (1996-2001). He was recognized as an industry expert in the cardiovascular, orthopedic, neuro and blood processing markets and his research coverage spanned the range of large-cap, small-cap and private companies. He began his career in the medical device industry and spent ten years in a variety of roles ranging from product design engineering and product planning for Guidant Corporation, a medical device company focused on cardiovascular disease; business development for St. Jude Medical, a medical device company focused on cardiovascular disease; and corporate development/product management for Boston Scientific Corporation, a diversified medical products company. Mr. Arora serves on the board of directors of Emphasis Medical, Inc. and holds a board observer seat for Sirtris Pharmaceuticals, Inc. Mr. Arora holds a B.S. in chemical engineering from the University of Minnesota, a M.S. in biomedical engineering from Duke University and an M.B.A. from Duke University.

Francesco Cerrina, Ph.D. has been a member of the Board since August 2000. It is anticipated that Dr. Cerrina will resign from the Board upon consummation of the offering. Dr. Cerrina is the John Bascom Professor of Electrical and Chemical Engineering and Director of the Center for NanoTechnology, at the University of Wisconsin—Madison, which he joined in 1984. He is one of our founders and is also a co-inventor of the MAS technology. Dr. Cerrina was also a founder, president and chief executive officer of Genetic Assemblies, Inc., (which was acquired by Codon Devices, Inc.). Dr. Cerrina completed his doctoral program at the University of Rome, Italy, in 1974, with the title of doctor of physics. Dr. Cerrina is a leader in lithography, where he has authored more than 200 papers. He is also an expert in more general semiconductor fabrication processes and in optics. His main research focus is in artificially engineered semiconductor micro and nano structures. Recently, Dr. Cerrina has begun research activity in the de-novo synthesis of DNA, extending the MAS technology platform to novel applications in the life sciences.

Gregg C. Fergus has been a member of the Board since March 2007. Since January 2007, Mr. Fergus has served as the chief commercial officer of Cellular Dynamics International, Inc., a privately-held drug screening company. Since January 2007, he has also served as the chief commercial officer of Stem Cell Products, Inc., a privately-held stem-cell technology company. Cellular Dynamics, Inc. and Stem Cell Products, Inc. are two portfolio companies of Tactics II Ventures, L.P. In addition, since January 2007, Mr. Fergus has served in a consulting role as an executive-in-residence for Baird Venture Partners, the U.S.-based venture capital arm of Baird Private Equity. Since January 2007, he has also served as a consultant with Caden Biosciences, Inc., a life sciences tools and services company. From 2005 to 2007, Mr. Fergus served as senior vice president of sales and global operations for Affymetrix, Inc., a manufacturer of consumables and systems for genetic analysis in the life sciences and clinical healthcare markets, where he was responsible for worldwide commercial development. At Affymetrix, he also held the positions of vice president/general manager of North America (2002-2005) and vice president of worldwide sales (1998-2002) . Prior to Affymetrix, Mr. Fergus held high-level commercial roles at Covance and Amersham, now GE Healthcare (1988-1998). Mr. Fergus earned a B.S. in bacteriology from the University of Wisconsin—Madison.

Leroy Hood, M.D., Ph.D. has been a member of the Board since January 2007 and he serves as the chair of our Scientific Advisory Board. Since 1999, Dr. Hood has been the co-founder and president of the Institute for Systems Biology in Seattle, Washington, a research institute dedicated to the integration of technology, computation, biology and medicine. He previously founded and was chairman of the cross-disciplinary Department of Molecular Biotechnology at the University of Washington. Dr. Hood was awarded the Lasker Prize in 1987 for his studies on the mechanism of immune diversity, the 2002 Kyoto Prize in Advanced Technology, the 2003 Lemelson–MIT Prize for Innovation and Invention for the development of the DNA sequencer, the 2004 Biotechnology Heritage Award for his pioneering efforts in molecular diagnostics the Association for Molecular Pathology Award for Excellence in Molecular Diagnostics, and in 2006 he received the Heinz Award in Technology, the Economy and Employment for his extraordinary breakthroughs in biomedical science at the genetic level.

Dr. Hood has received 14 honorary degrees from institutions such as Johns Hopkins, UCLA and Whitman College. He has published more than 600 peer-reviewed papers, received 14 patents and has co-authored textbooks in biochemistry, immunology, molecular biology and genetics, and is completing a textbook on systems biology. He is a member of the National Academy of Sciences, the American Philosophical Society, the American Association of Arts and Sciences and the Institute of Medicine. Dr. Hood has also played a role in founding more than 14 biotechnology companies, including Amgen Inc., Applied Biosystems, Inc., SystemsX Institute, Darwin and Rosetta Biosoftware. He is also a director of Accelerator Corp., Omeros Corporation and Roberts & Company Publishers, Inc., and a member of the board of managers of Intelligent Medical Devices LLC. He is currently pioneering systems medicine and the systems approach to disease. Dr. Hood holds an M.D. from Johns Hopkins School of Medicine and a Ph.D. degree in biochemistry and a B.S. in biology from California Institute of Technology.

Gerhard Kiewel has been a member of the Board since January 2005. As vice president-finance, controlling and treasury and chief financial officer of the German-based SCHOTT AG, an international group providing innovative special glass products, he has headed the financial organization of SCHOTT in North America since 2003. Mr. Kiewel as a member of the board of directors of SCHOTT Scientific Glass, Inc. and SCHOTT Lithotec, Inc., and holds the position of treasurer of SCHOTT’s activities in North America. Mr. Kiewel started his career with SCHOTT in 1994, and has worked in different financial positions in Germany, Switzerland and the U.S. Prior to SCHOTT, he worked for British Airways, London, as well as for a German-based wholesaler of food. He studied international finance in Osnabrueck, Germany and finished his studies with a masters degree in strategic management and export marketing management from Brunel University, West—London.

David G. Lowe, Ph.D. has been a member of the Board since January 2005. Dr. Lowe has been involved as a research scientist, managing and leading drug discovery programs, and advising and investing in life sciences companies since 1985. He joined Skyline Ventures, a life sciences venture capital partnership in June 2002 as a Kauffman Fellow and as a partner in December 2003. He is a molecular biologist and was director of Cardiovascular Research at Genentech, Inc., a biotechnology company, where he worked for 16 years. At Genentech, Dr. Lowe led drug discovery activities in biologics and small molecule therapeutics. He was responsible for drug discovery efforts that resulted in eight drug candidates taken into clinical development, including the successful cancer therapy Avastin™. Dr. Lowe was a member of the therapeutic area team responsible for cardiovascular strategic planning and product portfolio management, and worked extensively with business development on in-licensing of early and late-stage therapeutics, and technology access.

Dr. Lowe holds B.S. and Ph.D. degrees in biochemistry from the University of Toronto, Canada. He has authored over 60 peer-reviewed scientific publications and is an inventor on seven issued or pending U.S. patents. Dr. Lowe is also a director of NovaCardia, Proteon Therapeutics and Applied Genetic Technologies Inc., each a privately-held biotechnology company.

Frank Mohler has been a member of the Board since June 2006. It is anticipated that Mr. Mohler will resign from the Board upon consummation of the offering. Since April 2006, he has been a member of the corporate mergers and acquisitions team of the German-based SCHOTT AG, an international group providing innovative special glass products. Mr. Mohler is responsible for a large variety of strategic topics and different mergers and acquisitions activities. Prior to SCHOTT, he worked in the mergers and acquisitions team for Hauck & Aufthaeuser Corporate Finance GmbH, a privately-held German investment bank (November 2001-March 2006). He started his career with PricewaterhouseCoopers LLP in the field of corporate finance with a focus on the financial services industry. He studied at Johann Wolfgang Goethe-University, Frankfurt, Germany, and holds a degree in business administration.

John Neis has been a member of the Board since 2001. Mr. Neis is co-founder and managing director of Venture Investors LLC, a venture capital management company that serves as general partner or contract manager of five venture capital funds, and he serves as vice president, secretary, and is a member of the board of directors for Venture Investors of Wisconsin, Inc., one of the four funds under management which he joined in 1985. He also serves as a director of TomoTherapy, Inc. and Deltanoid Pharmaceuticals, Inc., both of which are portfolio companies of the funds managed by Venture Investors LLC. Mr. Neis serves on the board of directors of the Wisconsin Technology Council, Inc., an independent non-profit formed by bi-partisan legislation in Wisconsin to serve as a science and technology advisor to the governor and legislature. He is a member of the board of advisors for the Weinert Applied Ventures and Entrepreneurship Program in the School of Business and Tandem Press in the School of Education at the University of Wisconsin-Madison. Mr. Neis has a B.S. in finance from the University of Utah, an M.S. in marketing and finance from the University of Wisconsin—Madison and he is a chartered financial analyst (CFA).

Peter K. Shagory has been a member of the Board since January 2005. It is anticipated that Mr. Shagory will resign from the Board upon consummation of the offering. He is a partner in Baird Venture Partners, the U.S.-based venture capital arm of Baird Private Equity, and oversees its healthcare and life sciences investment effort. Prior to joining Baird Venture Partners in 2004, Mr. Shagory spent five years at Vector Fund Management, L.P. (VFM), a life-sciences venture capital firm, investing broadly across the medical device and biotechnology fields. Prior to VFM, Mr. Shagory spent over six years in corporate finance, mergers and acquisitions and merchant banking at J.P. Morgan & Co. and Banc One Capital Corporation. He is a member of the board of directors of Accuri Cytometers, Inc., Arbor Surgical Technologies, Inc., Caden Biosciences, Inc. and PharMEDium Healthcare Corporation. Mr. Shagory received his B.A. in finance from Miami University (Ohio) and his M.B.A. from the Amos Tuck School at Dartmouth College.

Board composition

Our Board may establish from time to time by resolution the authorized number of directors. Twelve directors are currently authorized. In accordance with our restated certificate of incorporation to be in effect upon the consummation of this offering, our Board will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. Sanjiv Arora, Gerhard Kiewel and John Neis, and their terms will expire at the annual meeting of stockholders to be held in 2008;

•	the Class II directors will be Mr. Robert J. Palay and Drs. David G. Lowe and Thomas M. Palay, and their terms will expire at the annual meeting of stockholders to be held in 2009; and

•	the Class III directors will be Mr. Gregg C. Fergus and Drs. Leroy Hood and Stanley D. Rose, and their terms will expire at the annual meeting of stockholders to be held in 2010.

Our restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the Board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our Board into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control at our company.

Our Board has determined that the following members of the Board are independent under the applicable rules and regulations of the SEC and Nasdaq: Mr. Sanjiv Arora, Dr. Leroy Hood, Mr. Gerhard Kiewel, Dr. David G. Lowe and Mr. John Neis.

Board committees

Our Board has an audit committee, compensation committee and a scientific advisory committee. Upon the consummation of this offering, our board will also have a nominating and governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent auditors’ qualifications, independence and performance; determines the engagement of the independent auditors; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent auditors the results of the annual audit and the review of our quarterly consolidated financial statements; approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the NimbleGen engagement team as required by law; reviews our critical accounting policies and estimates; oversees our internal audit function and annually reviews the audit committee charter and the committee’s performance. The current members of our audit committee are Mr. John Neis, who is the chair of the committee, and Messrs. Sanjiv Arora and Gerhard Kiewel. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our board has determined that Mr. Neis is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Messrs. Neis, Arora and Kiewel are independent directors as defined under the applicable rules and regulations of the SEC and Nasdaq. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq.

Compensation committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. Upon consummation of this offering, the members of our compensation committee will be Mr. Sanjiv Arora, who will be chair of the committee, Mr. John Neis and Dr. David G. Lowe. The composition of our compensation committee will meet the criteria for independence under, and the functioning of our compensation committee will comply with, the applicable rules and regulations of the SEC and Nasdaq.

Nominating and governance committee

Upon the consummation of this offering, our Board will form a nominating and governance committee. The nominating and governance committee will be responsible for making recommendations to our Board regarding candidates for directorships and the size and composition of our board. In addition, the nominating and governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board concerning governance matters. Upon consummation of this offering, the members of the nominating and governance committee will be Dr. David G. Lowe, who will be the chair of the committee, Mr. Sanjiv Arora and Dr. Leroy Hood. The composition of our nominating and governance committee will meet the criteria for independence under, and the functioning of our nominating and governance committee will comply with, the applicable rules and regulations of the SEC and Nasdaq.

Scientific advisory committee

Our scientific advisory committee monitors and advises our Board on scientific developments relating to our business to help ensure that we maintain and build our leadership positions in important emerging life sciences markets. The scientific advisory committee is charged with establishing and maintaining a Scientific Advisory Board comprised of thought-leaders in the scientific community to consult with and advise the committee in carrying out its responsibilities. The members of the scientific advisory committee are Dr. Leroy Hood, who is the chair of both the committee and the Scientific Advisory Board, and Drs. David G. Lowe and Stanley D. Rose.

Compensation committee interlocks and insider participation

Dr. Thomas M. Palay, the chairman of our compensation committee, is also one of our executive officers, serving as vice chairman of the board and a vice president of our company. Dr. Palay was paid $110,000 and $176,200 for his employment during 2004 and 2005, respectively. His compensation during 2005 included a cash bonus of $23,250. For information relating to Dr. Palay’s compensation in 2006, see the “Director compensation for fiscal 2006” table in the “Executive and director compensation” section. Upon the consummation of this offering, none of the members of our compensation committee will have at any time during the prior three years been an officer or employee of ours. None of our executive officers currently serves or in the prior three years has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or compensation committee.

Executive and director compensation

Compensation discussion and analysis

Overview

Our Board appoints the members of its compensation committee and delegates to the compensation committee the responsibility for overseeing the design and administration of our executive compensation program. The principal elements of our executive compensation program are base salary, annual bonus, and equity incentives in the form of stock options. Certain of our executive officers are also entitled to a value-sharing bonus in the event we are sold or we consummate a qualifying initial public offering. Our chief financial officer, vice president—business development and vice president—research and development and chief technology officer are also entitled to post-termination severance upon certain termination events.

Objectives of our executive compensation program

The objectives of our executive compensation program are to:

•	attract, motivate and retain executive officers with the knowledge, skills and experience that are critical to our success;

•	provide our executive officers with both cash and equity incentives that will promote strong individual and company performance; and

•	enhance stockholder value by aligning the interests of our executive officers with those of our stockholders.

Process for executive compensation program

While our compensation committee has the authority to approve compensation paid under our executive compensation program, in practice our compensation committee generally makes recommendations to our Board based upon management’s requests and recommendations to it by our chief executive officer. Our Board considers and exercises final approval over the recommendations of the compensation committee regarding the compensation of our named executive officers, including the terms of their employment agreements. The employment agreements with each of our named executive officers and the value-sharing bonus agreements with our executive officers were negotiated by members of our compensation committee, the chairman of the board or our chief executive officer.

The compensation committee meets periodically to make recommendations for base salaries, bonuses and stock option awards to be paid or granted to our named executive officers. In making recommendations for base salary, bonus structure, and option grants for our named executive officers in 2006, our compensation committee considered (i) our historical and expected performance, (ii) alignment of individual performance with our goals and operational priorities and (iii) the anticipated level of difficulty in replacing our chief executive officer, chief financial officer and other officers with persons of comparable experience, skill and knowledge. The compensation committee used our historical and expected performance to set the revenue, EBITDA and personal goals described below. The compensation committee concluded that individual performance by Mr. Snyder and Drs. Nuwaysir, Green and Clutter in 2006 should be closely aligned with our goals and operational priorities relating to the areas over which they had responsibility.

Based on this conclusion, the compensation committee decided to give the personal goals equal weighting with the financial goals in the annual bonus calculation. Finally, the compensation committee concluded that it would be very difficult to replace any of our named executive officers with persons of comparable experience, skill and knowledge. As a result, the compensation committee recommended, and the board of directors approved, salary increases for each of the named executive officers in 2006. The relative size of the salary increases for each of the named executive officers was based on the desire of the compensation committee and the Board to promote the efficient functioning of management by maintaining internal equity among these officers, which means that comparably positioned officers should generally have comparable compensation. In addition, the committee and the Board also took into account the high quality of Mr. Snyder’s performance in determining the size of his salary increase. As noted below, this conclusion also influenced the size of the option grants made to Drs. Nuwaysir and Green. The compensation committee will have the right to hire a compensation consultant in the future, but has not yet made any decisions to do so.

Each component of our executive compensation program is considered separately and the Board and compensation committee do not generally take into account amounts realized from prior compensation in establishing other elements of compensation. The compensation committee and the Board consider the compensation of each named executive officer relative to each other named executive officer so that the executive compensation program is applied consistently among our executives. This is not a mechanical process, and our compensation committee and our Board has used their judgment and experience and worked with our chief executive officer to determine the appropriate mix of compensation for each individual. In his capacity as a director, our chief executive officer participated in the compensation decisions made by the Board for 2006. One of our other officers, Dr. Thomas Palay, also a director, served as the chairman of the compensation committee of the Board for 2006. Dr. Palay will resign as a member of the compensation committee of the Board upon consummation of this offering.

General compensation philosophy

Our compensation program is designed to drive shareholder value by fostering teamwork throughout our company by tying incentive compensation to company-wide financial performance measures. All senior management members, including the named executive officers, have a significant element of compensation at risk in the form of equity compensation and bonuses tied to the creation of shareholder value. Each year our incentive plans are established to ensure that the specific criteria and measures for awards are based on relevant market-driven needs, as well as driving continued improvement in the creation of shareholder value.

Components of our executive compensation program

Salary.    Each named executive officer’s salary varies with the scope of his respective responsibilities and is intended to provide a basic level of compensation for performing the job expected of him. The compensation committee and the Board believe that the named executive officers’ annual salaries must be above the median for the life sciences tools and service sector and with the market generally with respect to the knowledge, skills and experience that are necessary to meet the requirements of the named executive officers’ positions with us. To that end, our Board may, in its discretion, grant salary raises.

Annual bonus.    Each of our named executive officers is eligible to receive an annual cash bonus as determined in the discretion of our Board, after taking into consideration the recommendation of the compensation committee. We provide an opportunity for our executives to earn annual cash bonuses as an incentive and timely reward for exemplary corporate and individual performance in a given year.

The compensation committee made its recommendation with respect to the annual bonus for 2006 based on the following formula:

Annual Bonus = (25% x Base Salary) x Revenue Multiplier x EBITDA Multiplier x Personal Multiplier

The following table shows the goals established by the compensation committee for 2006 and the associated multiplier.

Goals	Threshold	Threshold Multiplier	Outstanding		Outstanding Multiplier

Revenue	$12.5	60%	over $	21.5	120%
EBITDA	$(3.0)	60%	over $	1.5	120%
Personal	*	N/A		*	100%

*	At the beginning of 2006, each of our named executive officers other than Dr. Rose were assigned between five and ten personal goals which were each assigned a specific weighting. These goals, the weighting of each goal and the assessment of the extent to which each goal was achieved were based on the recommendation of Dr. Rose. The personal goals for 2006 were based on our goals and operational priorities for 2006. The general nature of the personal goals for our named executive officers, other than Dr. Rose, were as follows: Mr. Snyder—departmental improvements and upgrades and achievement of 2006 budget objectives; Dr. Nuwaysir—business development and product development and marketing; Dr. Green—product research and development, engineering and production improvements and achievement of 2006 budget objectives; and Dr. Clutter—achievement of sales targets and organizational development. Dr. Rose’s compensation for 2006 did not include a component based on the achievement of personal goals. We believe that to disclose the personal goals for our named executive officers, even after the end of the year, would expose us to competitive harm. In establishing the personal goals for 2006, the compensation committee believed that it was probable that some but not all personal goals would be achieved in whole or in part and that it was unlikely that all of the personal goals would be achieved in whole.

Because the threshold EBITDA goal established by the compensation committee was not achieved, no annual bonuses were awarded for 2006.

Commissions.    Dr. Clutter is eligible to receive a commission based on the commission program contained in his employment agreement. Under the commission program, we have agreed to pay Dr. Clutter a percentage of the net sales of our products and services during each calendar year that are in excess of a threshold amount. For 2006, the threshold was $2 million in the first quarter, $2.5 million in the second quarter, $3 million in the third quarter and $3.5 million in the fourth quarter. Dr. Clutter was eligible to receive a commission at a rate of 2% of net sales in excess of these amounts.

Stock options.    We award stock options to our named executive officers based on various factors, including the responsibilities of the individual executive officer, his past performance, anticipated future contributions, prior stock option grants, share ownership levels, retention concerns and the executive’s total compensation. We use stock options as a component of our executive compensation program to provide an incentive to our executives to focus on long-term performance, as the primary method for our executives to acquire an equity interest in our company and to align the interests of our executives with those of our stockholders. In February 2006, as part of the negotiations to hire Mr. Snyder, the Board determined to grant him an option to purchase 80,017 shares of Series E Preferred Stock and an option to purchase 32,006 shares of common stock. In December 2006, the Board determined to grant stock options to Mr. Snyder and Drs. Nuwaysir, Green and Clutter. The Board decided to grant to Mr. Snyder an option to purchase 37,341 shares in order to maintain his beneficial ownership of common stock on a fully diluted basis at approximately the level at which it was immediately after he was hired. The Board decided to grant Drs. Nuwaysir and Green each an option to purchase 32,006 shares in order to increase the unvested portion of their total option holdings, thereby providing a greater incentive to focus on long-term growth, and as a retention incentive. The Board decided to grant to Dr. Clutter an option to purchase 21,337 shares based on its assessment of the award opportunities available to Dr. Clutter relative to our other senior executives. Specifically, the Board determined that, unlike the other named executive officers, Dr. Clutter had an opportunity to earn a significant amount of incentive-based compensation in 2006 as a result of the commission component of his annual compensation package. Therefore, the Board determined to grant Dr. Clutter an option over a fewer number of shares in 2006 than the other named executive officers. Because the Board determined the size of each grant based on different factors, the size of the grant made to each named executive officer differed. In light of the prior grants made and anticipated grants to be made to Dr. Rose, the Board determined not to grant any stock options to Dr. Rose in 2006. In January 2007, following discussions with Dr. Rose regarding the terms of the grants and based upon the recommendation of the compensation committee, the Board determined to grant Dr. Rose an option to purchase 240,051 shares of common stock and an option to purchase 96,020 shares of common stock, both with an exercise price of $3.26 per share. The option grant over 240,051 shares vests based on Dr. Rose’s continued employment over a four-year period, with one-fourth of the shares vesting on January 1, 2008 and one-sixteenth of the shares vesting quarterly thereafter. The option grant over 96,020 shares vests over the same period based on both the continued employment of Dr. Rose and the achievement of performance goals consisting of annual revenue and earnings targets set forth by the Board each year at the time it approves the annual budget. The stock option granted to Dr. Rose in January 2007 was granted to him with an exercise price that was higher than it would have been had the stock option been granted in December 2006. To compensate him for the increase in the exercise price between December and January, we entered into a deferred compensation agreement with Dr. Rose entitling him to a maximum payment of $371,700. The deferred compensation is tied to the value of our common stock and vests on the same terms and conditions as the stock options (with up to $265,500 based on his continued employment and the remaining amount of up to $106,200 based on both his continued employment and the attainment of performance goals).

All stock options granted to our executive officers in 2006 were granted at exercise prices at or above the fair market value of our common stock on the date of grant as determined by independent appraisals obtained at the direction of the compensation committee. All of these options are subject to a four-year vesting schedule. It is the intention of the compensation committee to award long-term equity incentives to our executives following the consummation of this offering on an annual basis, although more frequent awards may be made at the discretion of the compensation committee, such as in the case of promotions or newly hired executives. It is also our intention to set the exercise price of options at the closing market price of our common stock on the grant date of those options.

Value-sharing bonus.    In recognition of their past contributions and in exchange for their ongoing services and contributions to our company, we agreed in October 2005 to pay a value-sharing bonus to our chief executive officer, our vice president of business development, our vice president of research and development and chief technology officer, and our vice president of sales if there is a “triggering company transaction.” A “triggering company transaction” means:

•

a qualified initial public offering, which means the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offering and sale of our common stock in which the per share price reflects a pre-money offering valuation of our company of at least $150 million; or

•

a sale of our company, either through another person’s acquisition of our securities, or a merger or consolidation, or a sale of all or substantially all of our assets, following which our stockholders own less than a majority of the voting power represented by the acquiring person’s outstanding voting securities.

The value-sharing bonus for the participating named executive officers will be an amount equal to between 0.1% percent and 4% of the lesser of:

•

the “net company value,” which is based on the price at which our common stock is sold in a qualified initial public offering or stock acquisition or the consideration received by our stockholders in a stock or asset sale, less $20 million; and

•	$22 million.

We anticipate that this offering will be a qualified initial public offering for purposes of this agreement.

Post-termination severance.    As part of the negotiated employment agreement with our chief financial officer, we have agreed to provide benefits to him in the event he is involuntarily terminated not for “cause” or if he voluntarily terminates his employment for “good reason” prior to September 18, 2009. We agreed to this provision because we believed, in light of the nature of our business and industry, it was necessary in order to attract an individual with his knowledge, skills and experience to this position. We recognized from his perspective that even in a competitive market for individuals with the knowledge, skills and experience to serve as a company’s chief financial officer, the number of comparable positions at comparable companies is limited and finding a replacement position following a termination may take a substantial amount of time. Furthermore, this provision expires after a limited term.

We agreed to these events as triggering a payment because they involve an involuntary termination or constructive termination that do not arise from misconduct or similar grounds and that, in the absence of the provision, could result in the loss of substantial benefits that the chief financial officer would otherwise have earned.

As part of negotiated letter agreements with our vice president of business development and our vice president of research and development and chief technology officer, we have agreed to provide benefits to each of them in the event their employment is terminated by the company, other than for cause, and the termination occurs within a specified time frame after either a change in control of the company or the hiring of a new chief executive officer by the company. We entered into these letter agreements for the same substantive reasons specified above with respect to the employment agreement with our chief financial officer.

Other compensation.    Our named executive officers receive the same general health and welfare benefits and participate in our 401(k) plan on the same basis as all of our other full-time employees. We did not provide any personal benefits or perquisites or pension, deferred compensation or other retirement benefits to our named executive officers in 2006. The compensation and benefits we offer under our executive compensation program may change over time as the compensation committee and the Board determines is appropriate.

Stock ownership guidelines

We have not implemented any stock ownership guidelines for our named executive officers. The compensation committee will continue to periodically re-evaluate whether it would be appropriate for us to adopt stock ownership guidelines for our named executive officers. As noted above, we have issued stock options to our named executive officers and have an equity incentive plan in place pursuant to which more stock options and other equity incentives can be issued in the future, which we believe will allow our executives to own equity in our company and accordingly align their interests with those of our other stockholders.

Tax implications of our executive compensation program

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation over $1 million for any fiscal year paid to the corporation’s chief executive officer and four other most highly compensated executive officers in service as of the end of any fiscal year. Because we did not have a class of publicly traded stock in 2006, Section 162(m) did not affect the deductibility of the compensation we paid to our named executive officers in 2006, but it could do so following the consummation of this offering.

Section 162(m) also provides that qualifying performance-based compensation will not be subject to the limits on deductibility if certain requirements are met. Where necessary for covered executives, the committee intends to seek to structure compensation amounts and plans that meet the requirements for deductibility under this provision. However, the compensation committee may implement compensation arrangements that do not satisfy these requirements for deductibility if it determines that such arrangements are appropriate under the circumstances. In addition, because of uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, the compensation committee cannot assure that the compensation intended by the compensation committee to satisfy the requirements for deductibility under Section 162(m) will in fact be deductible.

Summary compensation table for fiscal year 2006

Name and Principal Position	Year	Salary($)	Bonus($)		Option Awards(1)($)	All Other Compensation($)		Total($)

Stanley D. Rose, Ph.D. President and Chief Executive Officer	2006	$330,116	$—		$—	$481,000	(2)	$811,116

David S. Snyder Vice President–Finance and Chief Financial Officer	2006	195,817	—		26,156	—		221,973

Emile F. Nuwaysir, Ph.D. Vice President–Business Development	2006	182,081	—		22,429	—		204,510

Roland Green, Ph.D. Vice President–Research and Development and Chief Technology Officer	2006	182,154	—		21,742	—		203,896

Daniel B. Clutter, Ph.D. Vice President–Sales	2006	141,188	107,156	(3)	11,695	—		260,039

(1)	The value of options in this table reflects the expense calculated for financial reporting purposes for 2006, in accordance with FAS 123R for awards of stock options subject to vesting, except that the impact of expected forfeitures has been excluded from this table. The value of options in this table reflects the actual expense recognized for stock options granted in 2006 and the expense that would have been recognized by us for options granted prior to 2006 if we had been required to expense such amounts. For a discussion of the valuation assumptions used to value the options for financial reporting purposes, see note 2 to our consolidated financial statements included elsewhere in this prospectus regarding stock compensation. These amounts reflect our expense for these awards calculated in accordance with FAS 123R and do not correspond to the actual value that may be recognized by the executive officers.
(2)	In 2005, Dr. Rose exercised a stock option over 240,051 shares of the company’s Series E Preferred Stock with a note from the company. The shares he purchased were restricted and vested over the period between grant and December 31, 2006. Because Dr. Rose exercised the stock option by issuing a note to us, we were required to determine, for accounting purposes, if there was in substance an exercise of the stock option. We concluded, under relevant accounting principles, that there was not in substance an exercise of the option; as a result, we were required to treat the stock option as if it was not exercised and record changes in the underlying value of the Series E Preferred Stock to compensation expense to the extent the shares have vested. Due to the increase in value of the vested shares underlying the stock option, for accounting purposes, we recorded compensation expense of $481,000 in 2006. For further information regarding the restricted stock that vested in 2006 for Dr. Rose, see footnote (2) to the “Options exercised and stock vested for fiscal year 2006” table, below
(3)	This amount reflects the payment to Dr. Clutter under his commission program.

Grants of plan-based awards for fiscal year 2006(1)

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options(#)		Exercise or Base Price of Option Awards($/Sh)	Grant Date Fair Value of Stock and Option Awards(2)($)

Stanley D. Rose, Ph.D.	—	—		$—	$—

David S. Snyder	2/9/06	32,006		0.04	966
	2/9/06	80,017	(3)	0.85	45,855
	12/26/06	37,341		2.15	53,725

Emile F. Nuwaysir, Ph.D.	12/26/06	32,006		2.15	46,050

Roland Green, Ph.D.	12/26/06	32,006		2.15	46,050

Daniel B. Clutter, Ph.D.	12/26/06	21,337		2.15	30,700

(1)	Except as otherwise indicated, all option grants are over shares of our common stock. Further details regarding our option awards in 2006 can be found in the “Compensation Discussion & Analysis” section above and in footnote (1) to the “Outstanding equity awards at fiscal year-end for fiscal year 2006” table, below.
(2)	Reflects the grant date fair value of option awards granted in 2006, computed in accordance with FAS 123R.
(3)	Reflects an option over shares of our Series E Preferred Stock.

Outstanding equity awards at fiscal year-end for fiscal year 2006

Name	Option Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)		Option Exercise Price($)	Option Expiration Date

Stanley D. Rose, Ph.D.	96,020			$2.40	9/9/13
David S. Snyder	6,668	25,338	(2)	0.04	2/9/16
	16,670	63,346	(3)	0.85	2/9/16
		37,341	(4)	2.15	12/26/16

Emile F. Nuwaysir, Ph.D.	2,667			0.56	11/22/10
	1,333			0.56	1/23/11
	533			1.41	5/31/11
	8,001	2,667	(5)	2.40	5/10/13
	43,342	36,674	(3)	0.85	10/7/15
		32,006	(4)	2.15	12/26/16

Roland Green, Ph.D.	20,004			0.56	11/22/10
	4,000			2.40	11/22/10
	533			1.41	5/31/11
	1,667			2.40	4/2/12
	1,440	480	(6)	2.40	4/30/13
	43,342	36,674	(3)	0.85	10/7/15
		32,006	(4)	2.15	12/26/16

Daniel B. Clutter, Ph.D.	13,336	13,336	(7)	2.40	1/1/14
	11,558	9,779	(8)	0.85	10/7/15
		21,337	(4)	2.15	12/26/16

(1)	While all options in this table are immediately exercisable, to the extent they are listed in the “unexercisable” column, the option only entitles the executive to purchase shares of restricted stock. Thus, until the relevant vesting requirements are met for each award, the options are over restricted stock. All shares of options have been granted as incentive stock options and, unless otherwise indicated, entitle the executive to purchase shares of our common stock. Under the option award agreements, if an executive exercises the option before the shares vest, the executive would be purchasing shares of restricted stock. The executive is not entitled to vote any of the restricted shares, but instead, is required to execute a proxy appointing an agent designated by the Board to vote the restricted shares. An executive is entitled to receive dividends on the restricted shares. If an executive terminates employment while holding restricted shares, we have a six-month call right following such termination to purchase the executive’s restricted shares at the option exercise price paid by the executive for the restricted shares. Under the option award agreements, an executive is required to sign a stockholders agreement with respect to the shares he purchases upon the exercise of the option. The substantive provisions of the stockholders agreement will terminate upon the consummation of the offering and it is anticipated that we will waive the requirement for an executive to sign such a stockholders agreement upon the exercise of the options after the consummation of the offering.

(2)	Options under this award vest at a rate of 667 on the first day of each calendar month until the option is fully vested.

(3)	Options under this award vest at a rate of 1,667 shares on the first day of each calendar month until the option is fully vested. Options under this award entitle the executive to purchase shares of our Series E Preferred Stock.

(4)	25% of the options under this award will vest on each of 12/26/07, 12/26/08, 12/26/09 and 12/26/10.

(5)	The remaining options under this award vested on 5/10/07.

(6)	The remaining options under this award will vested on 4/30/07.

(7)	6,668 of the options under this award vested on 1/1/07, with the remaining 6,668 vesting on 1/1/08.

(8)	Options under this award vest at a rate of 445 shares on the first day of each calendar month until the option is fully vested. Options under this award entitle the executive to purchase shares of our Series E Preferred Stock.

Options exercised and stock vested for fiscal year 2006

Name	Option Awards(1)		Stock Awards(2)
	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise($)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)

Stanley D. Rose, Ph.D.	—	$—	160,034	$328,500

David S. Snyder	—	—	—	—

Emile F. Nuwaysir, Ph.D.	—	—	—	—

Roland Green, Ph.D.	—	—	—	—

Daniel B. Clutter, Ph.D.	—	—	—	—

(1)	No stock options were exercised by any of the executives in fiscal year 2006.

(2)	A portion of the Restricted Series E Preferred Stock purchased by Mr. Rose in 2005 upon exercise of the stock option granted to him in 2005 vested on a monthly basis during 2006 and has been valued for the purpose of this table based upon an independent appraisal of such shares performed as of December 19, 2006 ($2.91 per share) less the purchase price he paid for such shares of $0.85 per share. This value has also been disclosed in the “All Other Compensation” in the “Summary compensation table for fiscal year 2006,” above. However, the value disclosed here is limited to the value of the shares that vested in 2006, while the amount disclosed in the “Summary compensation table for fiscal year 2006” also includes the increase in value of the shares that had vested in 2005.

Director compensation for fiscal 2006

Name	Fees Earned or Paid in Cash($)		Option Awards(1)($)	All Other Compensation($)		Total($)

Robert J. Palay	$137,500	(2)	$9,859	$—		$147,359

Dr. Thomas M. Palay	$—		$9,859	$193,750	(3)	$203,609

(1)	The value of options in this table reflects the expense calculated for financial reporting purposes for 2006, in accordance with FAS 123R for awards of stock options subject to vesting, except that the impact of expected forfeitures has been excluded from this table. The value of options in this table reflects the expense that would have been recognized by us as a result of the options held by Mr. Robert Palay and Dr. Thomas Palay that were granted in 2003 if we had been required to expense such amounts to the extent the options became vested in 2006. For a discussion of the valuation assumptions used to value the options for financial reporting purposes, see note 2 to our consolidated financial statements included elsewhere in this prospectus regarding stock compensation. These amounts reflect our expense for these awards calculated in accordance with FAS 123R and do not correspond to the actual value that may be recognized by the directors.

(2)	Mr. Robert Palay was compensated for his service as chairman of the Board in 2006. For the period from January 1, 2006 through June 30, 2006, Mr. Palay was paid $37,500 for part-time service. Effective July 1, 2006, Mr. Palay increased his commitment to two-thirds of his time, and was paid $100,000 on this basis for the period from July 1, 2006 through December 31, 2006.

(3)	Dr. Thomas Palay is an employee and director of the company, serving as vice president of the company and vice chairman of the Board. Of the $193,750 paid to Dr. Palay in 2006, approximately $77,000 is attributable to services he performed from January 1, 2006 through June 30, 2006, payable at the rate of $155,000 annually for a commitment of three-quarters of his time. Effective July 1, 2006, the Board increased Dr. Palay’s salary to an annual rate of $232,500, for the same time commitment. Accordingly, Dr. Palay was paid $116,250 for the period from July 1, 2006 through December 31, 2006. Dr. Palay was not one of our named executive officers in 2006 and his salary has not been reported in the “Summary compensation table for fiscal year 2006,” above.

While our seventh amended and restated stockholders agreement in effect during 2006 did not permit non-employee members of the Board to receive compensation from us for their service as directors in 2006, it did permit the payment of employment compensation to Drs. Rose and Palay and the payment of compensation to Mr. Palay for his additional service. While many of our directors who serve on the Board at the request of a stockholder receive compensation from such stockholders in their capacity as employees of such stockholders, none of the directors received additional compensation from any such stockholder for service on the Board. As of December 31, 2006, the following directors had, in the aggregate, outstanding stock option awards for the following number of shares of our common stock: Mr. Robert J. Palay—68,571; Dr. Thomas M. Palay—68,571; Mr. Sanjiv Arora—0; Dr. Francesco Cerrina—7,784; Mr. Gregg C. Fergus—0; Dr. Leroy Hood—0; Mr. Gerhard Kiewel—0; Dr. David G. Lowe—0; Mr. Frank Mohler—0; Mr. John Neis—0; and Mr. Peter K. Shagory—0. With the exception of 2,857 shares under each of Mr. Robert Palay’s and Dr. Thomas Palay’s options, all such options were fully vested as of December 31, 2006. During 2006, 16,609 shares of common stock vested under each of the options held by Mr. Robert Palay and Dr. Thomas Palay which created the compensation amounts reflected in the table above. The unvested portion of Mr. Robert Palay’s and Dr. Thomas Palay’s options were fully vested as of February 5, 2007.

Upon consummation of the offering, non-employee members of the Board will receive compensation for their service on the Board. Each non-employee member of the Board will be paid: (i) an annual cash retainer of $25,000 per year; (ii) an additional cash retainer for committee service of $3,000 per year for each committee on which the director serves, unless the director chairs the committee, in which case the director will be paid $5,000 per year for each committee chaired; and (iii) additional fees and expenses totaling $1,500 per Board or committee meeting attended in person or telephonically, plus expenses for attending the meeting. In addition, upon consummation of the offering, each non-employee member of the Board will be granted an option to purchase 13,336 shares of our common stock under our 2007 equity incentive plan (except for Dr. Hood who in January 2007 received an option for 13,336 shares of common stock for his Board services and 5,334 shares of common stock for his service as chairman of the scientific advisory committee and Mr. Fergus who in March 2007 received an option for 13,336 shares of common stock). On the third anniversary of their initial date of grant, and thereafter on each succeeding third anniversary, each non-employee member of the Board who is still a non-employee member of the Board at that time will be granted another option to purchase 13,336 shares of our common stock. Each such option will vest proportionately over the three years following the date of grant in installments on the last day of each calendar quarter during the three-year period. Upon a member of the Board’s termination of service as a director, an option will be forfeited to the extent unvested at that time. In the future, any newly appointed non-employee members of the Board will receive this same compensation package described above.

Employment, change of control and severance agreement

Employment or severance agreements

In connection with his employment as president and chief executive officer of the company in 2003, we entered into an employment agreement with Dr. Rose whereby we agreed to employ him and he, in turn, agreed to certain nondisclosure, nonsolicitation and noncompetition restrictions for the benefit of the company. Dr. Rose’s employment agreement does not contain any severance protection in the event of his termination of employment.

Upon the commencement of their employment in 1999, we entered into employment agreements with Drs. Nuwaysir and Green whereby we agreed to employ each of them and they, in turn, agreed to certain nondisclosure and nonsolicitation restrictions for the benefit of the company. Later, in 2003, we entered into letter agreements with both executives which provide for three months of severance benefits, in the event their employment is terminated, other than for “cause” (as defined in the 2000 stock option and restricted stock plan) and the termination occurs within 90 days (or 180 days for Dr. Green) after either (i) a “change in control” of the company or (ii) a new chief executive officer is hired by the company. The severance benefits would be based upon Dr. Nuwaysir’s and Dr. Green’s salary in effect as of the date of such a termination, would be payable over the three-month period following the termination, and would be conditioned upon their execution of a release for the benefit of the company. The amount of severance benefits payable to Dr. Nuwasyir or Dr. Green upon such a termination, if it had occurred on December 31, 2006, would have been $50,000 each.

We entered into an employment agreement with Mr. Snyder in September 2006. Mr. Snyder’s employment agreement provides for reimbursement of relocation and/or commuting expenses attributable to Mr. Snyder’s move and/or commute from his home in Illinois. Mr. Snyder, in the agreement, agreed to certain noncompetition and nonsolicitation covenants in favor of the company. Under the agreement, in the event Mr. Snyder’s employment is terminated by the company, other than for “cause” (as defined in his employment agreement) or by Mr. Snyder for “good reason” (as defined in his employment agreement) before September 18, 2009, Mr. Snyder will receive a severance benefit, payable to him in a lump sum, equal to his base salary in effect at the time of the termination plus his target bonus for that year, conditioned upon his execution of a release for the benefit of the company. The amount of the severance benefit payable to Mr. Snyder under his employment agreement upon such a termination, if it had occurred on December 31, 2006, would have been $343,750.

In connection with his employment as vice president-sales in 2004, we entered into an employment agreement with Dr. Clutter whereby we agreed to employ him and he, in turn, agreed to certain nondisclosure, nonsolicitation and noncompetition restrictions for the benefit of the company. Dr. Clutter’s employment agreement does not contain any severance protection in the event of his termination of employment.

Value-sharing bonuses

As described in the “Compensation discussion and analysis” section above, we entered into value-sharing bonus arrangements with certain of the named executives officers in October 2005 that will result in payments to those executives if there is a “triggering company transaction” (generally, a qualified IPO or a sale of a majority of the company). In addition, the value-sharing bonus would also be paid if an executive’s employment is terminated by the company, other than for “cause” or, for Dr. Rose, upon his voluntary termination for “good reason” (as defined in his value-sharing bonus arrangement) within the 180 day period preceding a “triggering company transaction.” The amount of the value-sharing bonus that would be received by each participating executive is based on a percentage of the lesser of (i) the “net company value” (the company value determined under the terms of the relevant triggering event) or (ii) $22 million. If a triggering company transaction had occurred on December 31, 2006 and the net company value was at least $22 million at such time, each of the following executives would have been entitled to receive the following amounts: Dr. Rose—$880,000 (4%); Dr. Nuwaysir—$330,000 (1.5%); Dr. Green—$330,000 (1.5%); and Dr. Clutter—$22,000 (0.1%).

Acceleration of stock options

Shares of common stock (and in certain cases, Series E Preferred Stock) underlying the stock options granted to the executives under our 2000 stock option and restricted stock plan (the “Option Plan”) will become vested upon certain events set forth in the stock option agreements entered into between the company and each executive or, for certain of the options held by Drs.

Nuwaysir and Green, as set forth in each of their letter agreements with the company. For purpose of this discussion, the vesting of the underlying shares of a stock option is referred to as the vesting of the option. For each of the following executives, certain of their unvested options will become vested upon the occurrence of one or more of the following events, among others:

David Snyder—Vice President—Finance and Chief Financial Officer

•

for all awards, upon a termination of his employment due to death or disability, or upon an involuntary termination of his employment, other than for “cause” or upon a voluntary termination of his employment for “good reason” (as both terms are defined in his option agreement) within 180 days prior to or two years following a “change of control” (as defined in the Option Plan).

In the event each of his unvested options were accelerated for any of the above-described reasons on December 31, 2006, Mr. Snyder would have realized a benefit equal to as much as $183,469 attributable to the acceleration of his unvested options (based on the difference between an estimated fair market value of the common stock of $2.15 per share on such date or $2.91 per share for the Series E Preferred Stock on such date (both according to an independent appraisal performed as of December 26, 2006) and the exercise price of each option).

Emile Nuwaysir, Ph.D.—Vice President—Business Development

•	for all awards, upon a termination of his employment due to death or disability;

•

for the award granted to him in 2003, upon a termination of his employment by the company, other than for “cause,” within 90 days after a “change in control” of the company (as such terms are defined in the Option Plan) or within 90 days after the Company hires a new chief executive officer, conditioned on his execution of a release for the benefit of the company;

•

for the award granted to him in 2005, upon a “change of control” of the company or a “qualified IPO” (as defined in his option agreement) or upon a termination of his employment within 180 days prior to a “change of control” of the company or a “qualified IPO,” conditioned on his execution of a release for the benefit of the company; and

•

for the award granted to him in 2006, upon an involuntary termination of his employment, other than for “cause” or upon a voluntary termination of his employment for “good reason” (as both terms are defined in his option agreement) within 180 days prior to or two years following a “change of control” (as defined in the Option Plan).

In the event each of his unvested options were accelerated for any of the above-described reasons on December 31, 2006, Dr. Nuwaysir would have realized a benefit equal to as much as $75,281 attributable to the acceleration of his unvested options (based on the difference between an estimated fair market value of the common stock of $2.15 per share on such date or $2.91 per share for the Series E Preferred Stock on such date (both according to an independent appraisal performed as of December 26, 2006) and the exercise price of each option).

Roland Green, Ph.D.—Vice President—Research & Development and Chief Technology Officer

•	for all awards, upon a termination of his employment due to death or disability;

•

for the award granted to him in 2003, upon a termination of his employment within 12 months after a “change in control” of the company (as defined in the Option Plan) or within 180 days after the company hires a new chief executive officer, conditioned on his execution of a release for the benefit of the company;

•

for the award granted to him in 2005, upon a “change of control” of the company or a “qualified IPO” (as defined in his option agreement) or upon a termination of his employment within 180 days prior to a “change of control” of the company or a “qualified IPO,” conditioned on his execution of a release for the benefit of the company; and

•

for the award granted to him in 2006, upon an involuntary termination of his employment, other than for “cause” or upon a voluntary termination of his employment for “good reason” (as both terms are defined in his option agreement) within 180 days prior to or two years following a “change of control” (as defined in the Option Plan).

In the event each of his unvested options were accelerated for any of the above-described reasons on December 31, 2006, Dr. Green would have realized a benefit equal to as much as $75,281 attributable to the acceleration of his unvested options (based on the difference between an estimated fair market value of the common stock of $2.15 share on such date or $2.91 per share for the Series E Preferred Stock on such date (both according to an independent appraisal performed as of December 26, 2006) and the exercise price of each option).

Daniel Clutter, Ph.D.—Vice President—Sales

•	for all awards, upon a termination of his employment due to death or disability;

•

for the award granted to him in 2005, upon a “change of control” of the company or a “qualified IPO” (as defined in his option agreement) or upon a termination of his employment within 180 days prior to a “change of control” of the company, conditioned on his execution of a release for the benefit of the company; and

•

for the award granted to him in 2006, upon an involuntary termination of his employment, other than for “cause” or upon a voluntary termination of his employment for “good reason” (as both terms are defined in his option agreement) within 180 days prior to or two years following a “change of control” (as defined in the Option Plan).

In the event each of his unvested options were accelerated for any of the above-described reasons on December 31, 2006, Dr. Clutter would have realized a benefit equal to as much as $20,075 attributable to the acceleration of his unvested options (based on the difference between an estimated fair market value of the common stock of $2.15 per share on such date or $2.91 per share for the Series E Preferred Stock on such date (both according to an independent appraisal performed as of December 26, 2006) and the exercise price of each option).

2000 stock option and restricted stock plan

The following is a description of the material features and provisions of our 2000 stock option and restricted stock plan, as amended effective April 12, 2005.

Objectives

The 2000 stock option and restricted stock plan is designed to attract and retain certain selected officers, key employees, non-employee directors and consultants whose skills and talents are important to our operations and to the operations of our subsidiaries, and to reward them for making major contributions to our success. These objectives are accomplished by making awards under the plan, thereby providing participants with a proprietary interest in our growth and performance.

Administration

The 2000 stock option and restricted stock plan is administered by a committee appointed by our Board for such purpose. If at any time no such committee is appointed, the plan will be administered by our board.

The plan administrator has full and exclusive power to interpret the plan, to determine which current and prospective employees, non-employee directors and consultants participate in the plan, to grant waivers of award restrictions, to determine the provisions of award agreements and to adopt such rules, regulations and guidelines for carrying out the plan as it may deem necessary or proper.

Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the administrator may delegate to the chief executive officer and to our other senior officers its duties under the plan pursuant to any conditions or limitations the administrator may establish. The administrator may revoke any such delegation at any time.

Eligibility

Current and prospective employees, non-employee directors, consultants or other persons who provide services to us or to any of our subsidiaries, who hold, or will hold, positions of responsibility and whose performance, in the judgment of the plan administrator or our management, as applicable, can have a significant effect on our success, are eligible for an award under the plan. Effective upon consummation of the offering, no further awards will be authorized under the plan.

Stock available for awards

Subject to certain adjustments (see “—Adjustments,” below), the number of shares of our common stock that may be issued for awards during the term of the plan is 933,532 shares (not counting, for purposes of determining the maximum number of shares, common stock issued upon the conversion of Series E Preferred Stock acquired pursuant to an award under the plan) and 712,152 shares of Series E Preferred Stock, all of which may be in the form of incentive stock options. Any shares subject to an award that are used in settlement of tax withholding obligations will be deemed not to have been issued for purposes of determining the maximum number of shares available for issuance under the plan. Likewise, if a stock option is exercised by tendering shares, either actually or by attestation, to us as full or partial payment for such exercise under the plan, only the number of shares issued net of the shares tendered will be deemed issued for purposes of determining the maximum number of shares available for issuance under the plan. Effective upon consummation of the offering, only those shares of our common stock subject to awards previously authorized will be available under the plan.

Awards

Awards available under the plan include grants of stock options or shares of restricted stock pursuant to such terms, conditions, performance requirements and limitations as the administrator may establish in order to fulfill the objectives of the plan. Stock options are a grant of a right to purchase of number of shares of our common stock or Series E Preferred Stock pursuant to the terms of the plan. A stock option under the plan may be in the form of a nonqualified stock option or an incentive stock option. Restricted stock is an award of common stock or Series E Preferred Stock for such consideration as the administrator may specify and which may contain transferability or forfeiture provisions, including a requirement of future services and other restrictions and conditions as may be established with the administrator and set forth in the award agreement.

The terms, conditions, performance requirements and limitations applicable to each award under the plan are set forth in the related award agreement. Such terms, conditions, requirements and limitations may include, but are not limited to, continuous service with us or our subsidiaries, conditions under which acceleration of vesting will occur, and achievement of specific vesting conditions.

The price at which shares of common stock or Series E Preferred Stock may be purchased under a stock option will be paid in full at the time of exercise in cash or by other means, including by means of tendering shares of common stock or Series E Preferred Stock valued at fair market value on the date of exercise, if permitted by the administrator, or any combination thereof.

We have the right to deduct applicable taxes from any award payment and to withhold, at the time of delivery or vesting of shares under the plan, an appropriate number of shares for payment of taxes required by law or to take such other action as may be necessary in our opinion to satisfy all obligations for the withholding of such taxes. We may defer delivery with respect to common stock or Series E Preferred Stock obtained pursuant to an award under the plan until arrangement satisfactory to us have been made with respect to any such withholding obligation. If our common stock or Series E Preferred Stock is used to satisfy withholding, such stock will be valued based on the fair market value on the date the shares are withheld.

Amendment or termination

Our Board may, at any time, amend or terminate the plan. However, no amendment or termination may, in the absence of written consent to the change by the affected plan participant, adversely affect the rights of the participant or beneficiary under any award granted under the plan prior to the date such amendment is adopted. In addition, no amendment may increase the number of shares of our common stock or Series E Preferred Stock that may be delivered pursuant to awards under the plan without the approval of our shareholders, except for certain adjustments as set forth in the plan.

Termination of employment

If the employment of a participant terminates, or service to us by any non-employee participant terminates, other than due to death or disability of such participant, all unvested awards held by such participant (except as otherwise provided in the related award agreement) will immediately terminate, and all awards to the extent vested but unexercised will terminate three months after such termination of employment or service and will be exercisable during the three-month period, unless the award agreement provides otherwise. Notwithstanding the foregoing, if a participant’s termination of employment is a termination for cause, as defined in the plan, to the extent any award is not effectively exercised or has not vested prior to such termination, it will lapse or be forfeited immediately upon such termination. However, in all events, an award will not be exercisable after the end of its term as set forth in the related award agreement.

If the employment of a participant terminates, or service to us by any non-employee participant terminates, due to death or following a participant’s disability, all unvested awards then held by the participant (except as otherwise provided in the related award agreement) will immediately terminate, and all awards to the extent vested but unexercised will terminate one year after such termination of employment or service, and will be exercisable during the one-year period, unless the award agreement provides otherwise. However, in all events, an award will not be exercisable after the end of its term as set forth in the related award agreement.

Adjustments

In the event of any change in our outstanding common stock or Series E Preferred Stock by reason of a stock split, stock dividend, combination or reclassification of shares, recapitalization, merger, or similar event, the administrator may adjust proportionally the number of shares of common stock or Series E Preferred Stock reserved under the plan and covered by outstanding awards denominated in stock, and the appropriate fair market value and other price determinations for such awards. In the event of any other change affecting the common stock or Series E Preferred Stock or any distribution (other than normal cash dividends) to holders of our common stock or Series E Preferred Stock, such adjustments as may be deemed equitable by the administrator, including adjustments to avoid fractional shares, will be made to give proper effect to such event.

In the event that we merge or consolidate with another corporation and we are not the survivor, or in the event of a sale or disposition of all or substantially all of our assets to another entity, an equivalent option or right applicable to the stock or other equity interests in the surviving or acquiring corporation or entity may be substituted for each outstanding award in lieu of such award, on such terms as are determined by the administrator exercising its reasonable judgment. If an equivalent option or right is not so substituted for any outstanding award, such award will become fully vested and exercisable and will be exercisable for a period of 15 days from the date the administrator gives written notice to the participant stating that a substituted option or right will not be issued and that the award is therefore fully vested and exercisable. If not exercised, the award will terminate at the end of this 15-day period.

2007 equity incentive plan

Our Board has adopted, subject to stockholder approval, our 2007 equity incentive plan, which will become effective upon stockholder approval. The following is a description of the material features and provisions of our 2007 equity incentive plan.

Objectives

Our 2007 equity incentive plan permits us to provide compensation alternatives such as incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, and performance share awards, using or based on our common stock.

Administration and eligibility

The 2007 equity incentive plan will be administered by our compensation committee. The compensation committee will have full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2007 equity incentive plan.

Stock available for awards

We have reserved 1,100,000 shares of our common stock for the issuance of awards under the 2007 equity incentive plan, which may be treasury stock or authorized but unissued stock.

Awards

The exercise price of stock options awarded under the 2007 equity incentive plan may not be less than the fair market value of the common stock on the date of the option grant and the term of each option granted under the 2007 equity incentive plan will not exceed ten years from the date of grant. The compensation committee will determine at what time or times each option may be exercised (provided that in no event may it exceed ten years from the date of grant) and, subject to the provisions of the 2007 equity incentive plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

Stock appreciation rights may be granted under our 2007 equity incentive plan that allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The compensation committee determines the terms of stock appreciation rights, including when such rights become exercisable. When such rights become exercisable, the participant is entitled to shares of our common stock with a value equal to the excess of the fair market value of one share of common stock on the date of exercise over the grant value for such stock appreciation right, multiplied by the number of stock appreciation rights exercised.

Restricted stock, restricted stock unit awards, deferred stock awards, and performance share awards may also be granted under our 2007 equity incentive plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the compensation committee. The compensation committee may impose whatever conditions to vesting it determines to be appropriate. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture. Restricted stock unit awards are units entitling the recipient to receive shares of stock upon the lapse of vesting conditions, and subject to such restrictions and other conditions, as the compensation committee shall determine. Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and subject to such restrictions and conditions, as the compensation committee shall determine. Performance share awards are units entitling the recipient to receive shares of stock upon the attainment of specified performance goals, and subject to such restrictions and conditions, as the compensation committee shall determine. The compensation committee will determine the number of shares of restricted stock, restricted stock unit awards, deferred stock awards, or performance share awards granted to a participant in the 2007 equity incentive plan.

2007 employee stock purchase plan

Our Board has adopted, subject to stockholder approval, our 2007 employee stock purchase plan. The 2007 employee stock purchase plan is designed to comply with the requirements of Section 423 of the Internal Revenue Code of 1986. The 2007 employee stock purchase plan will become effective upon stockholder approval. The following is a description of the material features and provisions of the 2007 employee stock purchase plan.

Share reserve

A total of 250,000 shares of our common stock will be made available for sale. In addition, our 2007 employee stock purchase plan provides for annual increases in the number of shares available for issuance under the 2007 employee stock purchase plan on the first day of each calendar year, beginning with the first calendar year after the year in which the initial public offering of our stock occurs, equal to the lesser of:

•	the number of shares purchased hereunder in the previous year; or

•	such lesser amount as our Board may determine.

Administration

Our compensation committee administers the 2007 employee stock purchase plan. Our compensation committee has full and exclusive authority to interpret the terms of the 2007 employee stock purchase plan and determine eligibility, which determinations are final and binding on all participants, their successors and beneficiaries and us.

Eligibility

All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least twenty hours per week. However, an employee may not be granted rights to purchase stock if:

•	such employee immediately after the grant would own stock or options possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•

such employee’s rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 worth of our stock (determined at the fair market value of the shares at the time such right is granted) for each calendar year in which such rights are outstanding.

Plan years

Our 2007 employee stock purchase plan is intended to qualify under Section 423 of the Internal Revenue Code of 1986, and provides for consecutive twelve-month plan years, each of which begins on the first business day after January 1st, with the exception of the first plan year which will commence on the first business day of the calendar quarter after the quarter in which this offering occurs.

Limitations

Our 2007 employee stock purchase plan permits participants to purchase common stock through payroll deductions, with a minimum deduction of $10 per pay period and a maximum which will be determined consistent with the parameters of Section 423 of the Internal Revenue Code of 1986. No interest is paid on payroll deductions. In addition, prior to the beginning of each plan year, the compensation committee will establish a maximum number of shares which can be purchased during the plan year.

Purchase of shares

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock on the last business day of each calendar quarter. The purchase price is 85% of the fair market value of our common stock on the last business day of the applicable calendar quarter. Participants may end their participation at any time during a plan year, and will be paid their payroll deductions since the last purchase date. However, a participant cannot re-enroll in the 2007 employee stock purchase plan until a subsequent plan year. Participation ends automatically upon termination of employment with us.

Transferability

A participant may not transfer rights granted under the 2007 employee stock purchase plan other than by will, the laws of descent and distribution or as otherwise provided under the 2007 employee stock purchase plan.

Change in control transaction

In the event of a change in control, as defined under the 2007 employee stock purchase plan, the Committee will shorten the plan year then in effect and will use the payroll deductions to purchase shares of our stock at 85% of their then fair market value.

Plan amendment and termination

Our 2007 employee stock purchase plan will automatically terminate in 2017, unless we terminate it sooner. In addition, our Board has the authority to amend, suspend or terminate our 2007 employee stock purchase plan, except that no amendment shall be made without shareholder consent to increase the shares in the 2007 employee stock purchase plan in excess of the automatic increases set forth above, or as otherwise required by applicable law.

Registration of shares on Form S-8

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock issuable under the 2000 stock option and restricted stock plan, the 2007 equity incentive plan and the 2007 employee stock purchase plan.

401(k) plan

We sponsor a defined contribution plan intended to qualify under Section 401 of the Code, or a 401(k) plan. Employees who are at least 18 years of age are generally eligible to participate and may enter the plan on the first day of the plan quarter coinciding with or next following the date they become eligible. Participants may make pre-tax contributions to the plan of up to 15% of their eligible compensation, subject to a statutorily prescribed annual limit. Each participant is fully vested in his or her contributions and the investment earnings. Contributions by the participants to the plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

Limitations of liability and indemnification

Our restated certificate of incorporation and amended and restated bylaws, each to be effective upon the consummation of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we are also empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our restated certificate of incorporation and amended and restated bylaws, we entered into indemnification agreements with each of our current directors, officers, and some employees before the consummation of this offering. These agreements provide for the indemnification of our directors, officers, and some employees for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Certain relationships and related transactions

Other than compensation arrangements which are described in “Executive and director compensation” and the transactions described below, since January 1, 2004, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related party, including any holder of five percent or more of any class of our capital stock, any director or any executive officer had or will have a direct or indirect material interest. Under its written charter, the audit committee of the Board is responsible for reviewing all related party transactions for potential conflict of interest situations, and approving such transactions. Because such transactions are expected to be infrequent following the consummation of this offering, the audit committee has not adopted specific standards for approval or disapproval of related party transactions, but rather will consider whether to approve or disapprove such transactions on a case-by-case basis.

Private placements and reclassification of securities

Between May 2004 and January 2007, we engaged in several private placements of our securities to accredited investors and reclassified our Series F Preferred Stock.

In May and June of 2004, we raised approximately $2.8 million through the issuance of subordinated convertible promissory notes and warrants to purchase up to approximately 487,000 shares of our common stock. In September and October of 2004, we raised approximately $10 million through the issuance of approximately 1.2 million shares of our Series F Preferred Stock. In September 2004, we also issued approximately 330,000 shares of our Series F Preferred Stock in exchange for the subordinated convertible promissory notes issued in May and June of 2004 and the interest accrued on the notes, and we issued approximately 3.6 million shares of our Series E Preferred Stock in exchange for all of our outstanding Series A, Series B, Series C and Series D Preferred Stock.

In June 2005, we raised approximately $305,000 through the issuance of approximately 36,000 shares of our Series F Preferred Stock. In November and December of 2005, we raised approximately $8.4 million through the issuance of approximately 1.03 million shares of our Series F Preferred Stock.

In December 2006, we reclassified the approximately 2.6 million shares of our outstanding Series F Preferred Stock into approximately 4.2 million shares of our Series F Preferred Stock and approximately 255,000 shares of our Series E Preferred Stock. The main purpose of the December 2006 reclassification was to lessen the divergence of interests among our stockholders with regard to the relative advantage of an initial public offering of our common stock versus our sale in a transaction that is deemed to be a liquidation under our amended and restated certificate of incorporation, which we refer to as a deemed liquidation, to better position us for this offering or such a sale. Prior to the reclassification, the holders of our Series F Preferred Stock, due to their stated preferential return and participating preferential return in the event of our liquidation or deemed liquidation, would have enjoyed a greater return if they sold their stock in a deemed liquidation than if they sold their stock in an initial public offering such as this offering; conversely, the holders of our common stock and our Series E Preferred Stock would have enjoyed a lesser return if they sold their stock in a deemed liquidation than if they sold their stock in an initial public offering such as this offering. In the December 2006 reclassification, the stated preferential return of our Series F Preferred Stock was reduced from approximately $25.32 per share to approximately $11.25 per share and the participating preferential return of our Series F Preferred Stock was eliminated, and each outstanding share of our Series F Preferred Stock was reclassified into approximately 0.10 of a share of our Series E Preferred Stock and approximately 1.65 of a share of our Series F Preferred Stock. Reducing the stated preferential return of our Series F Preferred Stock and eliminating the participating preferential return of our Series F Preferred Stock had the effect of reducing the preferential return that our Series F Preferred Stock would enjoy relative to the holders of our common stock and the holders of our Series E Preferred Stock in the event of a deemed liquidation. This made the respective relative returns that the holders of our common stock, the holders of our Series E Preferred Stock and the holders of our Series F Preferred Stock would receive in the event of our liquidation or deemed liquidation closer to the respective relative returns that they would receive in the event of an initial public offering such as this offering.

The definition in our amended and restated certificate of incorporation of an initial public offering of our common stock that will result in the automatic conversion of our preferred stock into common stock was amended so that this conversion would occur upon such an offering that reflects a pre-money offering valuation of the company of at least $150,000,000. Prior to the December 2006 reclassification, our amended and restated certificate of incorporation defined an initial public offering of our common stock that would have resulted in the automatic conversion of our preferred stock into our common stock as one in which (i) the per share price was at least $25.31 and (ii) the gross proceeds to us before underwriting discounts, commissions and fees were at least $25,000,000. Amending this definition in connection with the December 2006 reclassification eliminated the right of the holders of more than 50% of our outstanding Series F Preferred Stock or the holders of more than 50% of our outstanding Series E Preferred Stock to prevent an initial public offering of our common stock so long as the offering reflected a pre-money offering valuation of the company of at least $150,000,000.

In addition to those changes, which were intended to eliminate the divergence of stockholder interests described above, other related amendments to our amended and restated certificate of incorporation and our stockholders agreement applicable to certain of our stock (generally stock other than that acquired pursuant to our 2000 stock option and restricted stock plan) were made. Our amended and restated certificate of incorporation was also amended to provide that:

•

No adjustment or readjustment to either of the Series E conversion price or the Series F conversion price, if any otherwise would have applied, would be made in respect of the December 2006 reclassification and issuance of stock pursuant to the December 2006 reclassification. The Series E conversion price and the Series F conversion price are used in our amended and restated certificate of incorporation to determine the number of shares of our common stock into which our Series E Preferred Stock and our Series F Preferred Stock from time to time are convertible.

•

Adjustments to be made to the Series F conversion price in the event of a sale or issuance of additional shares of common stock would be based on a broad based weighted average adjustment price rather than a full-ratchet adjustment. The Series F conversion price also was amended to initially be $9.37.

The other related amendments made to our fourth amended and restated stockholders agreement included the following:

•

The individuals whom the parties to the stockholders agreement agreed to elect and maintain in office as our Board was amended to increase from one to two the number of individuals to be designated as directors by our Board.

•

The description of a firm commitment underwritten public offering of our common stock the consummation of which will terminate our stockholders agreement was amended to be consistent with our amended and restated certificate of incorporation.

This stockholders agreement will terminate upon consummation of this offering.

In December of 2006 and January of 2007, we raised approximately $20 million through the issuance of approximately 2.1 million shares of our Series F Preferred Stock.

In connection with each of these private placements and the reclassification, we entered into agreements with the purchasers, or in the case of the reclassification, our stockholders, that provided for, among other things, registration rights, pre-emptive rights, rights of first refusal, co-sale rights, agreements regarding the number and election of our directors, market stand-off obligations and various reporting obligations. Upon the consummation of this offering, our ongoing obligations under these agreements, except for our obligations regarding registration rights, which are described in the section entitled “Description of capital stock,” will terminate.

The following tables summarize the participation by our five percent stockholders, executive officers and directors in these private placements and the reclassification:

Name	May/June 2004(1)		September/October 2004
	Notes ($)	Warrants (#)	Series E Preferred Stock(2) (#)	Series E Preferred Stock(3)(#)	Series F Preferred Stock(4) (#)

5% Stockholders

Skyline Entities(5)	$366,648	64,003	558,849	20,347	335,712

Cargill, Incorporated	—	—	—	47,442	782,400

Schott AG	—	—	1,435,227		—

Brookside Capital Partners Fund, L.P.	—	—	—		—

Venture Investors Early Stage Fund III Limited Partnership	509,234	88,901	208,552	20,856	344,106

Executive Officers and Directors

Robert J. Palay(6)	152,770	26,666	12,573	5,960	98,341

Thomas M. Palay, Ph.D.(6)	152,770	26,666	12,573	5,960	98,341

Stanley D. Rose, Ph.D.	50,850	8,896	—	602	9,946

David S. Snyder	—	—	—		—

Emile F. Nuwaysir, Ph.D.	4,583	791	1,904	54	896

Roland Green, Ph.D.	18,332	3,206	—	217	3,585

Daniel B. Clutter, Ph.D.	12,204	2,135	—	144	2,387

Steven W. Smith	6,102	1,067	—	72	1,193

Sanjiv Arora(7)	—	—	—	47,422	782,400

Francesco Cerrina, Ph.D.(8)	—	—	—		—

Gregg C. Fergus	—	—	—		—

Leroy Hood, M.D., Ph.D.	—	—	—		—

Gerhard Kiewel(9)	—	—	1,435,227		—

David G. Lowe, Ph.D.(5)	366,648	64,003	558,849	20,347	335,712

Frank Mohler(9)	—	—	1,435,227		—

John Neis(10)	509,234	88,901	208,552	20,856	344,106

Peter K. Shagory(11)	305,540	53,351	138,950	11,921	196,682

(1)	Represents principal of and interest accrued through the date of exchange in September 2004 on subordinated convertible promissory notes convertible into Series F Preferred Stock and shares of common stock and warrants to purchase common stock for an exercise price of $0.02 per share issued by us in May and June of 2004.

(2)	Represents Series E Preferred Stock issued by us in exchange for outstanding shares of Series A, B, C and D Preferred Stock.

(3)	Represents Series E Preferred Stock issued pursuant to the reclassification of each outstanding share of our Series F Preferred Stock into approximately 0.10 shares of our Series E Preferred Stock and approximately 1.65 shares of our Series F Preferred Stock effected in December 2006 and includes the following approximate number of shares of Series E Preferred Stock issued by us with respect to shares of Series F Preferred Stock issued in exchange for the subordinated convertible promissory notes issued in May and June 2004: 4,003 shares to Skyline Venture Partners Qualified Purchaser Fund II, L.P., 343 shares to Skyline Venture Partners II, L.P., 6,037 shares to Venture Investors Early Stage Fund III Limited Partnership, 1,811 shares to Tactics II LLC, 602 shares to Stanley B. Rose, 54 shares to Emile F. Nuwaysir, Ph.D., 217 shares to Roland Green, Ph.D., 144 shares to Daniel B. Clutter, Ph.D., 72 shares to Steven W. Smith, 2,130 shares to Baird Venture Partners I Limited Partnership and 1,491 shares to BVP I Affiliates Fund Limited Partnership. Also includes the following approximate number of shares of Series E Preferred Stock issued by us with respect to shares of Series F Preferred Stock issued by us at a purchase price of $8.44 per share: 14,736 shares to Skyline Venture Partners Qualified Purchaser Fund II, L.P., 1,264 shares to Skyline Venture Partners II, L.P., 47,422 shares to Cargill, Incorporated, 14,819 shares to Venture Investors Early Stage Fund III Limited Partnership, 4,149 shares to Tactics II LLC, 4,880 shares to Baird Venture Partners I Limited Partnership and 3,417 shares to BVP I Affiliates Fund Limited Partnership.

(4)

Includes the following approximate number of shares of Series F Preferred Stock issued by us in exchange for the subordinated convertible promissory notes issued in May and June of 2004: 66,045 shares to Skyline Venture Partners Qualified Purchaser Fund II, L.P., 5,669 shares to Skyline Venture Partners II, L.P., 99,606 shares to Venture Investors Early Stage Fund III Limited Partnership, 29,881 shares to Tactics II LLC, 9,946 shares to Stanley B. Rose, Ph.D., 896 shares to Emile F. Nuwaysir, Ph.D., 3,585 shares to Roland Green, Ph.D., 2,387 shares to Daniel B. Clutter, Ph.D., 1,193 shares to Steven W. Smith, 35,149 shares to Baird Venture Partners I Limited Partnership and 24,613 shares to BVP I Affiliates Fund Limited Partnership. Also includes the following approximate number of shares of Series F Preferred Stock issued by us at a purchase price of $8.44 per share: 243,127 shares to Skyline Venture Partners Qualified Purchaser Fund II, L.P., 20,870 shares to Skyline Venture Partners II, L.P., 782,400 shares to Cargill, Incorporated, 244,500 shares to Venture Investors Early Stage Fund III Limited Partnership, 68,460 shares to Tactics II LLC, 80,527 shares to Baird Venture Partners I Limited Partnership and 56,391 shares to BVP I Affiliates Fund Limited Partnership.

(5)	Includes the holdings of Skyline Venture Partners Qualified Purchaser Fund II, L.P., Skyline Venture Partners II, L.P. and Skyline Expansion Fund, L.P.

(6)	Includes the holdings of Tactics II Investments LLC and Tactics II LLC.

(7)	Includes the holdings of Cargill, Incorporated.

(8)	Includes the holdings of NimbleGen, Inc.

(9)	Includes the holdings of Schott AG.

(10)	Includes the holdings of Venture Investors Early Stage Fund III Limited Partnership.

(11)	Includes the holdings of Baird Venture Partners I Limited Partnership and BVP I Affiliates Fund Limited Partnership.

Name	June 2005		November 2005
	Series E Preferred Stock(1)	Series F Preferred Stock(2)	Series E Preferred Stock(1)	Series F Preferred Stock(3)

5% Stockholders

Skyline Entities(4)	—	—	17,783	293,400

Cargill, Incorporated	246	4,059	35,566	586,800

Schott AG	—	—	—	—

Brookside Capital Partners Fund, L.P.	—	—	—	—

Venture Investors Early Stage Fund III Limited Partnership	—	—	4,742	78,240

Executive Officers and Directors

Robert J. Palay(5)	—	—	2,963	48,900

Thomas M. Palay, Ph.D.(5)	—	—	2,963	48,900

Stanley D. Rose, Ph.D.	—	—	5,927	97,800

David S. Snyder	—	—	—	—

Emile F. Nuwaysir, Ph.D.	—	—	—	—

Roland Green, Ph.D.	—	—	—	—

Daniel B. Clutter, Ph.D.	—	—	59	978

Steven W. Smith	—	—	—	—

Sanjiv Arora(6)	—	—	35,566	586,800

Francesco Cerrina, Ph.D.	—	—	—	—

Gregg C. Fergus	—	—	—	—

Leroy Hood, M.D., Ph.D.	—	—	—	—

Gerhard Kiewel	—	—	—	—

David G. Lowe, Ph.D.(4)	—	—	17,783	293,400

Frank Mohler	—	—	—	—

John Neis(7)	—	—	4,742	78,240

Peter K. Shagory(8)	—	—	4,742	78,240

(1)	Represents Series E Preferred Stock issued pursuant to the reclassification of each outstanding share of our Series F Preferred Stock into approximately 0.10 shares of our Series E Preferred Stock and approximately 1.65 shares of our Series F Preferred Stock effected in December 2006.

(2)	Represents shares of Series F Preferred Stock issued by us at a purchase price of $8.44 per share in June 2005.

(3)	Represents shares of Series F Preferred Stock issued by us at a purchase price of $8.44 per share in November 2005.

(4)	Includes the holdings of Skyline Venture Partners Qualified Purchaser Fund II, L.P., Skyline Venture Partners II, L.P. and Skyline Expansion Fund, L.P.

(5)	Includes the holdings of Tactics II Investments LLC and Tactics II LLC.

(6)	Includes the holdings of Cargill, Incorporated.

(7)	Includes the holdings of Venture Investors Early Stage Fund III Limited Partnership.

(8)	Includes the holdings of Baird Venture Partners I Limited Partnership and BVP I Affiliates Fund Limited Partnership.

	December 2006(1)		December 2006(2)	January 2007(3)
	Series E Preferred Stock	Series F Preferred Stock	Series F Preferred Stock	Series F Preferred Stock

5% Stockholders
Skyline Entities(4)	38,127	629,104	207,445	43,666
Cargill, Incorporated	83,226	1,373,240	53,345	—
Schott AG	—	—	—	—
Brookside Capital Partners Fund, L.P.	—	—	640,137	237,280
Venture Investors Early Stage Fund III Limited Partnership	25,596	422,340	—	—
Executive Officers and Directors
Robert J. Palay(5)	8,923	147,239	—	—
Thomas M. Palay, Ph.D.(5)	8,923	147,239	—	—
Stanley D. Rose, Ph.D.	6,529	107,745	—	—
David S. Snyder	—	—	—	—
Emile F. Nuwaysir, Ph.D.	54	896	—	—
Roland Green, Ph.D.	217	3,584	—	—
Daniel B. Clutter, Ph.D.	203	3,366	—	—
Steven W. Smith	72	1,193	—	—
Sanjiv Arora(6)	83,226	1,373,240	53,345	—
Francesco Cerrina, Ph.D.	—	—	—	—
Gregg C. Fergus	—	—	—	—
Leroy Hood, M.D., Ph.D.	—	—	—	—
Gerhard Kiewel	—	—	—	—
David G. Lowe, Ph.D.(4)	38,127	629,104	207,445	43,666
Frank Mohler	—	—	—	—
John Neis(7)	25,596	422,340	—	—
Peter K. Shagory(8)	16,661	274,918	—	—

(1)	Represents shares of Series E Preferred Stock and shares of Series F Preferred Stock issued by us in December 2006 in exchange for outstanding shares of Series F Preferred Stock as part of a reclassification.

(2)	Represents shares of Series F Preferred Stock issued by us at a purchase price of $9.373 per share in December 2006.

(3)	Represents shares of Series F Preferred Stock issued by us at a purchase price of $9.373 per share in January 2007.

(4)	Includes the holdings of Skyline Venture Partners Qualified Purchaser Fund II, L.P., Skyline Venture Partners II, L.P. and Skyline Expansion Fund, L.P.

(5)	Includes the holdings of Tactics II Investments LLC and Tactics II LLC.

(6)	Includes the holdings of Cargill, Incorporated.

(7)	Includes the holdings of Venture Investors Early Stage Fund III Limited Partnership.

(8)	Includes the holdings of Baird Venture Partners I Limited Partnership and BVP I Affiliates Fund Limited Partnership.

Transactions with our executive officers and directors

From time to time, we have issued options to purchase shares of our common stock and our Series E Preferred Stock under our 2000 stock option and restricted stock plan to our executive officers and directors.

Prior to the consummation of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors, providing for indemnification against certain reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them. For more information regarding these agreements, see “Executive and director compensation.”

In October 2005, Dr. Stanley D. Rose, our president and chief executive officer, exercised an option to purchase 240,051 shares of our Series E Preferred Stock. He paid the exercise price by delivering a promissory note payable to us in the principal amount of $205,200. The note bears interest on the unpaid principal balance from the date of issue at a fluctuating rate equal to the Federal long-term rate under Section 1274(d) of the Internal Revenue Code, compounded annually. Principal and all interest accrued on the note is payable in one lump-sum payment due on the first to occur of October 7, 2015, a change in control of the company, a public offering of our common stock in which the per share price reflects a pre-money offering valuation of the company of at least $150 million, or the 90th day after Dr. Rose’s termination of employment with us. The note is secured by a pledge of the stock acquired pursuant to the exercise of the option.

Mr. Robert J. Palay was compensated for his services as chairman of the Board in 2004, 2005 and 2006. Mr. Palay was paid $110,000 and $58,500 for services he performed during 2004 and 2005, respectively. For information relating to Mr. Palay’s compensation in 2006, see the “Director compensation for fiscal 2006” table in the “Executive and director compensation” section.

Dr. Thomas M. Palay is an employee and director of the company, serving as our vice president and vice chairman of the Board. Dr. Palay was paid $110,000 and $176,200 for his employment during 2004 and 2005, respectively. His compensation during 2005 included a cash bonus of $23,250. For information relating to Dr. Palay’s compensation in 2006, see the “Director compensation for fiscal 2006” table in the “Executive and director compensation” section.

Principal stockholders

The following table presents information as to the beneficial ownership of our common stock as of March 31, 2007 by:

•	each of the executive officers listed in the summary compensation table;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of March 31, 2007 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

This table lists applicable percentage ownership based on 828,888 shares of common stock outstanding as of March 31, 2007 and after giving effect to the conversion of our outstanding preferred stock into 10,462,665 shares of common stock immediately prior to the consummation of this offering.

Unless otherwise indicated, the address for each of the stockholders in the table below is c/o NimbleGen Systems, Inc., One Science Drive, Madison, Wisconsin 53711.

	Beneficial Ownership Prior to the Offering
Name and Address of Beneficial Owner	Shares Beneficially Owned(1)	Options or Warrants Exercisable Within 60 Days of March 31, 2007	Percent before the Offering(2)	Percent after the Offering

5% Stockholders

Skyline Entities(3) c/o Skyline Venture Partners II, L.P. 525 University Avenue, #520
Palo Alto, CA 94301	1,594,541	64,005	14.04%

Cargill, Incorporated(4) 1200 Park Place, Suite 300
San Mateo, CA 94403	1,509,812	—	13.37%

Schott AG(5) Hattenbergstrasse 10
Mainz, Germany D-55122	1,435,227	—	12.71%

Brookside Capital Partners Fund, L.P.(6) c/o Brookside Capital 111 Huntington Avenue
Boston, MA 02199	877,417	—	7.77%

Venture Investors Early Stage Fund III Limited Partnership(7) 505 South Rosa Road
Madison, WI 53719.	745,391	88,902	6.55%

Executive Officers and Directors

Robert J. Palay(8)	672,061	175,254	5.86%

Thomas M. Palay, Ph.D.(9)	672,061	175,254	5.86%

Stanley D. Rose, Ph.D.(10) 70 Chocolate Hole St John, VI 00830.	795,315	440,988	6.78%

David S. Snyder(11)	149,365	149,364	1.31%

Emile F. Nuwaysir, Ph.D.(12) 2022 Madison Street Madison, WI 53711	136,208	128,015	1.19%

Roland Green, Ph.D.(13) 506 Ozark Trail Madison, WI 53705	183,165	143,354	1.60%

Daniel B. Clutter, Ph.D.(14) 517 Vanderbilt Drive Waunakee, WI 53597	75,053	71,481	*

	Beneficial Ownership Prior to the Offering
Name and Address of Beneficial Owner	Shares Beneficially Owned(1)	Options or Warrants Exercisable Within 60 Days of March 31, 2007	Percent before the Offering(2)	Percent after the Offering

Steven W. Smith(15) 2854 Richardson Street Fitchburg, WI 53711	57,811	56,543	*

Sanjiv Arora(16) c/o Cargill Ventures 15407 McGinty Road West Wayzata, MN 55391	1,509,812	—	13.37%

Francesco Cerrina, Ph.D.(17)	235,832	7,784	2.09%

Gregg C. Fergus(18) University Research Park 525 Science Drive, Suite 200 Madison, WI 53711	13,336	13,336	*

Leroy Hood, M.D., Ph.D.(19) c/o Institute for Systems Biology 1441 North 34th Street Seattle, WA 98103	18,670	18,670	*

Gerhard Kiewel(20) c/o SCHOTT North America, Inc. 555 Taxler Road Elmsford, NY 10523	1,435,227	—	12.71%

David G. Lowe, Ph.D.(21) c/o Skyline Ventures 525 University Avenue, Suite 520 Palo Alto, CA 94301	1,594,541	64,005	14.04%

Frank Mohler(22) c/o SCHOTT AG Hatlenbergstrasse 10 Mainz, Germany B-55122	1,435,227	—	12.71%

John Neis(23) 505 South Rosa Road Madison, WI 53719	745,391	88,902	6.55%

Peter K. Shagory(24) c/o Baird Venture Partners 510 Charmany Drive, Suite 172 Madison, WI 53719	483,882	53,352	4.27%

All executive officers and directors as a group (17 persons)	8,254,258	1,559,636	64.23%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1)	Includes shares of common stock issuable pursuant to stock options or warrants exercisable within 60 days of March 31, 2007.

(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, using 11,291,553 shares of common stock, which includes 828,888 shares of our common stock outstanding on March 12, 2007, and the conversion of our outstanding preferred stock into 10,462,665 shares of common stock immediately prior to the consummation of this offering.

(3)	Includes 49,127 shares of common stock, 538,864 shares of Series E Preferred Stock, which will be converted into 538,864 shares of common stock immediately prior to the consummation of the offering, and 483,112 shares of Series F Preferred Stock, which will be converted into 483,112 shares of common stock immediately prior to the consummation of the offering, held by Skyline Venture Partners Qualified Purchaser Fund II, L.P.; 4,217 shares of common stock, 46,258 shares of Series E Preferred Stock, which will be converted into 46,258 shares of common stock immediately prior to the consummation of the offering, and 41,471 shares of Series F Preferred Stock, which will be converted into 41,471 shares of common stock immediately prior to the consummation of the offering, held by Skyline Venture Partners II, L.P.; and 11,854 shares of Series E Preferred Stock, which will be converted into 11,854 shares of common stock immediately prior to the consummation of the offering, and 355,631 shares of Series F Preferred Stock, which will be converted into 355,631 shares of common stock immediately prior to the consummation of the offering, held by Skyline Expansion Fund, L.P. Also includes 58,955 shares of common stock issuable pursuant to warrants held by Skyline Venture Partners Qualified Purchaser Fund II, L.P. and 5,050 shares of common stock issuable pursuant to warrants held by Skyline Venture Partners II, L.P. Skyline Venture Management II, LLC is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund II, L.P. and Skyline Venture Partners II, L.P. Skyline Venture Management III, LLC is the managing member of Skyline Expansion Fund Management, LLC, which is the sole general partner of Skyline Expansion Fund, L.P. John G. Freund and Yasunori Kaneko are managing directors of Skyline Venture Management II, LLC and Skyline Venture Management III, LLC and share voting and dispositive power over the shares held by the Skyline Entities. Each of Messrs. Freund and Kaneko disclaims beneficial ownership of the shares held by the foregoing entities except to the extent of his pecuniary interest therein.

(4)	Includes 83,226 shares of Series E Preferred Stock, which will be converted into 83,226 shares of common stock immediately prior to the consummation of the offering, and 1,426,585 shares of Series F Preferred Stock, which will be converted into 1,426,585 shares of common stock immediately prior to the consummation of the offering. Jim Sayre, Monica Morse, Deepak Malik, Paul Bieganski and Sanjiv Arora, officers of Cargill Ventures, share voting and dispositive power over the shares held by Cargill, Incorporated. Each such officer disclaims beneficial ownership of the shares held by the foregoing entities except to the extent of his pecuniary interest therein.

(5)	Includes 1,435,227 shares of Series E Preferred Stock, which will be converted into 1,435,227 shares of common stock immediately prior to the consummation of the offering. Udo Ungeheuer and Klaus Ruebenthaler are members of the board of management of Schott AG and share voting and dispositive power over the shares held by Schott AG. Each of Prof. Dr. Ungeheuer and Mr. Ruebenthaler disclaims beneficial ownership of the shares held by Schott AG except to the extent of his pecuniary interest therein.

(6)	Includes 877,417 shares of Series E Preferred Stock, which will be converted into 877,417 shares of common stock immediately prior to the consummation of the offering. Brookside Capital Management, LLC is the sole general partner of Brookside Capital Investors, L.P., which is the sole general partner of Brookside Capital Partners Fund, L.P. Mr. Domenic J. Ferrante is the sole managing member of Brookside Capital Management, LLC. Mr. Ferrante disclaims beneficial ownership of the shares held by the foregoing entities except to the extent of his pecuniary interest therein.

(7)	Includes 234,149 shares of Series E Preferred Stock, which will be converted into 234,149 shares of common stock immediately prior to the consummation of the offering, and 422,340 shares of Series F Preferred Stock, which will be converted into 422,340 shares of common stock immediately prior to the consummation of the offering. Venture Investors, LLC is the general partner of Venture Investors Early Stage Fund III Limited Partnership. The investment decisions of Venture Investors, LLC are generally made collectively by its managers John Neis, Roger Ganser, Scott Button, George Arida, Winslow Sargeant and Paul Weiss. Each such manager disclaims beneficial ownership of the shares held by the foregoing entities except to the extent of his pecuniary interest therein.

(8)	Includes 216,046 shares of common stock held by Tactics II Investments LLC and 133,521 shares of Series E Preferred Stock, which will be converted into 133,521 shares of common stock immediately prior to the consummation of the offering, 147,239 shares of Series F Preferred Stock, which will be converted into 147,239 shares of common stock immediately prior to the consummation of the offering, and 26,667 shares of common stock issuable pursuant to warrants held by Tactics II LLC. Also includes 148,587 shares of common stock issuable pursuant to stock options.

(9)	Includes 216,046 shares of common stock held by Tactics II Investments LLC and 133,521 shares of Series E Preferred Stock, which will be converted into 133,521 shares of common stock immediately prior to the consummation of the offering, 147,239 shares of Series F Preferred Stock, which will be converted into 147,239 shares of common stock immediately prior to the consummation of the offering, and 26,667 shares of common stock issuable pursuant to warrants held by Tactics II LLC. Also includes 148,587 shares of common stock issuable pursuant to stock options.

(10)	Includes 246,581 shares of Series E Preferred Stock, which will be converted into 246,581 shares of common stock immediately prior to the consummation of the offering, and 107,745 shares of Series F Preferred Stock, which will be converted into 107,745 shares of common stock immediately prior to the consummation of the offering. Also includes 432,091 shares of common stock issuable pursuant to stock options.

(11)	Includes 80,017 shares of Series E Preferred Stock, which will be converted into 80,017 shares of common stock immediately prior to the consummation of the offering, issuable pursuant to stock options. Also includes 69,347 shares of common stock issuable pursuant to stock options.

(12)

Includes 1,959 shares of Series E Preferred Stock, which will be converted into 1,959 shares of common stock immediately prior to the consummation of the offering, and 896 shares of Series F Preferred Stock, which will be converted into 896 shares of common stock immediately prior to the consummation of the offering. Also includes 80,017 shares of Series E Preferred Stock, which will be converted into 80,017 shares of common stock immediately prior to the consummation of the offering, issuable pursuant to stock options, and 47,207 shares of common stock issuable pursuant to stock options.

(13)	Includes 217 shares of Series E Preferred Stock, which will be converted into 217 shares of common stock immediately prior to the consummation of the offering, and 3,584 shares of Series F Preferred Stock, which will be converted into 3,584 shares of common stock immediately prior to the consummation of the offering. Also includes 80,017 shares of Series E Preferred Stock, which will be converted into 80,017 shares of common stock immediately prior to the consummation of the offering, issuable pursuant to stock options, and 60,130 shares of common stock issuable pursuant to stock options.

(14)	Includes 203 shares of Series E Preferred Stock, which will be converted into 203 shares of common stock immediately prior to the consummation of the offering, and 3,366 shares of Series F Preferred Stock, which will be converted into 3,366 shares of common stock immediately prior to the consummation of the offering. Also includes 21,337 shares of Series E Preferred Stock, which will be converted into 21,337 shares of common stock immediately prior to the consummation of the offering, issuable pursuant to stock options, and 48,009 shares of common stock issuable pursuant to stock options.

(15)	Includes 72 shares of Series E Preferred Stock, which will be converted into 72 shares of common stock immediately prior to the consummation of the offering, and 1,193 shares of Series F Preferred Stock, which will be converted into 1,193 shares of common stock immediately prior to the consummation of the offering. Also includes 21,337 shares of Series E Preferred Stock, which will be converted into 21,337 shares of common stock immediately prior to the consummation of the offering, issuable pursuant to stock options, and 34,139 shares of common stock issuable pursuant to stock options.

(16)	Includes 83,226 shares of Series E Preferred Stock, which will be converted into 83,226 shares of common stock immediately prior to the consummation of the offering, and 1,426,585 shares of Series F Preferred Stock, which will be converted into 1,426,585 shares of common stock immediately prior to the consummation of the offering, held by Cargill, Incorporated. Jim Sayre, Monica Morse, Deepak Malik, Paul Bieganski and Sanjiv Arora, officers of Cargill Ventures, share voting and dispositive power over the shares held by Cargill, Incorporated. Each such officer disclaims beneficial ownership of the shares held by the foregoing entities except to the extent of his pecuniary interest therein.

(17)	Includes 228,048 shares of common stock held by NimbleGen, Inc., a shareholder of the company. Frederick Blattner, Francesco Cerrina and Michael Sussman share voting and dispositive power over the shares held by NimbleGen, Inc. Mr. Cerrina disclaims beneficial ownership of the shares held by NimbleGen, Inc. except to the extent of his pecuniary interest therein.

(18)	Includes 13,336 shares of common stock issuable pursuant to stock options.

(19)	Includes 18,670 shares of common stock issuable pursuant to stock options.

(20)	Includes 1,435,227 shares of Series E Preferred Stock, which will be converted into 1,435,227 shares of common stock immediately prior to the consummation of the offering, held by Schott AG. Udo Ungeheuer and Klaus Ruebenthaler are members of the board of management of Schott AG and share voting and dispositive power over the shares held by Schott AG. Mr. Kiewel disclaims beneficial ownership of the shares held by Schott AG except to the extent of his pecuniary interest therein.

(21)	Includes 49,127 shares of common stock, 538,864 shares of Series E Preferred Stock, which will be converted into 538,864 shares of common stock immediately prior to the consummation of the offering, and 483,112 shares of Series F Preferred Stock, which will be converted into 483,112 shares of common stock immediately prior to the consummation of the offering, held by Skyline Venture Partners Qualified Purchaser Fund II, L.P.; 4,217 shares of common stock, 46,258 shares of Series E Preferred Stock, which will be converted into 46,258 shares of common stock immediately prior to the consummation of the offering, and 41,471 shares of Series F Preferred Stock, which will be converted into 41,471 shares of common stock immediately prior to the consummation of the offering, held by Skyline Venture Partners II, L.P.; and 11,854 shares of Series E Preferred Stock, which will be converted into 11,854 shares of common stock immediately prior to the consummation of the offering, and 355,631 shares of Series F Preferred Stock, which will be converted into 355,631 shares of common stock immediately prior to the consummation of the offering, held by Skyline Expansion Fund, L.P. Also includes warrants to purchase 58,955 shares of common stock held by Skyline Venture Partners Qualified Purchaser Fund II, L.P. and warrants to purchase 5,050 shares of common stock held by Skyline Venture Partners II, L.P. Dr. Lowe disclaims beneficial ownership of the shares held by the foregoing entities except to the extent of his pecuniary interest therein.

(22)	Includes 1,435,227 shares of Series E Preferred Stock, which will be converted into 1,435,227 shares of common stock immediately prior to the consummation of the offering, held by Schott AG. Udo Ungeheuer and Klaus Ruebenthaler are members of the board of management of Schott AG and share voting and dispositive power over the shares held by Schott AG. Mr. Mohler disclaims beneficial ownership of the shares held by Schott AG except to the extent of his pecuniary interest therein.

(23)	Includes 234,149 shares of Series E Preferred Stock, which will be converted into 234,149 shares of common stock immediately prior to the consummation of the offering, and 422,340 shares of Series F Preferred Stock, which will be converted into 422,340 shares of common stock immediately prior to the consummation of the offering, held by Venture Investors Early Stage Fund III Limited Partnership. Also includes 88,902 shares of common stock issuable pursuant to the exercise of warrants held by Venture Investors Early Stage Fund III Limited Partnership. Venture Investors, LLC is the general partner of Venture Investors Early Stage Fund III Limited Partnership. The investment decisions of Venture Investors, LLC are generally made collectively by its managers John Neis, Roger Ganser, Scott Button, George Arida, Winslow Sargeant and Paul Weiss. Each such manager disclaims beneficial ownership of the shares held by the foregoing entities except to the extent of his pecuniary interest therein.

(24)

Includes 91,520 shares of Series E Preferred Stock, which will be converted into 91,520 shares of common stock immediately prior to the consummation of the offering, 161,690 shares of Series F Preferred Stock, which will be converted into 161,690 shares of common stock immediately prior to the consummation of the offering, and 31,380 shares of common stock issuable pursuant to warrants held by Baird Venture Partners I Limited Partnership and 64,091 shares of Series E Preferred Stock, which will be converted into 64,091 shares of common stock immediately prior to the consummation of the offering, 113,228 shares of Series F Preferred Stock, which will be converted into 113,228 shares of common stock immediately prior to the consummation of the offering, and 21,972 shares of common stock issuable pursuant to warrants held by BVP I Affiliates Fund Limited Partnership. The investment decisions of Baird Venture Partners I Limited Partnership and BVP I Affiliates Fund Limited Partnership are made by Paul Purcell, Paul Carbone, Bob Venable, Peter Shagory and William Filip. Each of the foregoing individuals disclaims beneficial ownership of the shares held by the foregoing entities except to the extent of his pecuniary interest therein.

Description of capital stock

General

Upon the consummation of this offering, our restated certificate of incorporation will authorize us to issue up to 50,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following information assumes the filing of our restated certificate of incorporation and the conversion of all outstanding shares of our preferred stock into shares of common stock upon the consummation of this offering.

As of March 31, 2007, and assuming the conversion of all outstanding preferred stock into common stock immediately prior to the consummation of this offering, there were outstanding:

•	shares of our common stock held by approximately stockholders; and
•	shares issuable upon exercise of outstanding stock options.

Common stock

Dividend rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our Board may determine.

Voting rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors will not be provided for in our restated certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No preemptive or similar rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to receive liquidation distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred stock

Upon the consummation of this offering, our Board will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Anti-takeover provisions

Certificate of incorporation and bylaws to be in effect upon the consummation of this offering

Our restated certificate of incorporation to be in effect upon the consummation of this offering will provide for our Board to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our restated certificate of incorporation and amended and restated bylaws to be effective upon the consummation of this offering will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our Board, chairman of the Board, president and chief executive officer may call a special meeting of stockholders.

Our restated certificate of incorporation will require a 75% stockholder vote for the amendment, repeal or modification of certain provisions of our restated certificate of incorporation and amended and restated bylaws relating to the classification of our Board, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders. The combination of the classification of our Board, the lack of cumulative voting and the 75% stockholder voting requirements will make it more difficult for our existing stockholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Since our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of our company.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware general corporation law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition (in one transaction or a series of transactions) of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Acceleration of options upon change of control

Under our 2000 stock option and restricted stock plan and 2007 equity incentive plan, in the event of certain mergers, a reorganization or consolidation of our company with or into another corporation or the sale of all or substantially all of our assets or all of our capital stock wherein the successor corporation does not assume outstanding options or issue equivalent options, our Board is required to accelerate vesting of options outstanding under that plan.

Registration rights

Demand registration rights

After the consummation of this offering, the holders of 19,613,310 shares of our common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of the registration statement of which this prospectus is a part, two different groups of holders of these shares, by demand of the holders of at least 50% of these shares held by either such group, can request that we register all or a portion of their shares. At the election of holders of either group, a combination of holders from both such groups, by demand of the holders of at least 50% of these shares, may exercise the requesting group’s demand registration rights. We will be required to file only two registration statements pursuant to the exercise by each such group of its demand registration rights. We will not be required to effect a demand registration during the period beginning 60 days prior to the filing, and ending six months following the effectiveness, of a registration statement relating to a public offering of our securities.

Piggyback registration rights

After the consummation of this offering, the holders of 19,613,310 shares of common stock will be entitled to certain piggyback registration rights. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans or corporate reorganizations, the holders of registrable securities are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their registrable shares in the registration. It is anticipated that the agreement affording holders piggyback registration rights will be amended to eliminate such registration rights with respect to this offering.

Form S-3 registration rights

After the consummation of this offering, the holders of 19,613,310 shares of our common stock will be entitled to request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $5.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 during the period starting with the filing of and ending on the date six months following the effective date of registration statement pertaining to a public offering.

Except in certain circumstances with respect to the exercise of demand registration rights, we will pay the registration expenses of the holders of registrable securities for the demand, piggyback or S-3 registrations.

The registration rights described above will expire, with respect to any particular stockholder, after our initial public offering, when that stockholder can sell its shares under Rule 144 of the Securities Act during any 90-day period.

In connection with this offering, substantially all the stockholders that have registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent the underwriters for a period of 180 days, which may be extended in certain circumstances. See the “Underwriting” section.

WARF

In addition to the registration rights described above, after the consummation of this offering, WARF will be entitled to certain registration rights with respect to its shares of our common stock under the Standard Equity Agreement dated September 27, 1999, as amended August 30, 2000. As of March 31, 2007, WARF held 53,344 shares of our common stock and warrants to purchase up to 34,684 shares of our common stock for a purchase price of $0.02 per share.

Listing

We have applied to list our common stock on The Nasdaq Global Market under the symbol “NMBL.”

Transfer agent and registrar

After the consummation of this offering the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company.

Certain material United States federal income and

estate tax consequences to non-United States holders of

our common stock

The following discussion describes certain material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any estate or gift tax consequences (except to the limited extent provided below under “U.S. federal estate tax”) or any tax consequences arising under any state, local or foreign tax laws or any other U.S. federal tax laws. This discussion is for general information only and does not constitute tax advice. This discussion is based on the Internal Revenue Code of 1986 (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as in effect as of the date of this offering. These authorities may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences different from those discussed below. We have not sought, nor do we plan to seek a ruling from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER U.S. FEDERAL ESTATE AND GIFT TAX LAWS, ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of non-U.S. holder

For purposes of this discussion (except as otherwise provided in the estate tax discussion), a non-U.S. holder is any beneficial owner of our common stock that is an individual, corporation, estate or trust and is not a “United States Person.” A United States Person is any of the following:

•	an individual who is a citizen or resident of the United States for federal income tax purposes;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

Distributions on our common stock

Payments on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as capital gain.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a United States trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s United States trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or other applicable form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a United States Person, unless an applicable tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

A non-U.S. holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on disposition of our common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange, redemption or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a “United States Real Property Interest” by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock (the “applicable period”).

Generally, a corporation is a USRPHC if the fair market value of its United States Real Property Interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we currently are not and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as United States Real Property Interests only with respect to a non-U.S. holder that actually or constructively holds more than 5% of our common stock at some time during the applicable period.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a United States Person. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses.

Gain described in the third bullet point above generally will be taxed in the same manner as gain described in the first bullet point above, except that the branch profits tax will not apply.

U.S. federal estate tax

Any of our common stock that is owned or treated as owned by an individual who is a non-U.S. holder (as defined for estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the amount of tax, if any, withheld with respect to such dividends. The IRS may make the information returns reporting such dividends and withholding available to the tax authorities in the country in which the non-U.S. holder is resident.

In addition, a non-U.S. holder may be subject to information reporting requirements and backup withholding tax (currently at a 28% rate) with respect to dividends paid on, and the proceeds of disposition of (including a redemption), shares of our common stock, unless, generally, such holder certifies under penalties of perjury (usually on IRS Form W-8BEN) that such holder is not a United States person or such holder otherwise establishes an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares (including a redemption) of our common stock are as follows:

•

If the proceeds are paid to or through the United States office of a broker, they generally will be subject to backup withholding tax and information reporting, unless the non-U.S. holder certifies under penalties of perjury (usually on IRS Form W-8BEN) that such holder is not a United States person or such holder otherwise establishes an exemption.

•

If the proceeds are paid to or through a non-United States office of a broker that is not a United States person and is not a foreign person with certain specified United States connections (a “United States-related person”), information reporting and backup withholding tax will not apply.

•

If the proceeds are paid to or through a non-United States office of a broker that is a United States person or a United States related person, they generally will be subject to information reporting (but not to backup withholding tax), unless the non-U.S. holder certifies under penalties of perjury (usually on IRS Form W-8BEN) that such holder is not a United States person or such holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished by such holder to the IRS.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding warrants or options, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the consummation of this offering, based on the number of shares outstanding as of March 31, 2007, we will have                      shares of common stock outstanding. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining                      shares of common stock will be deemed restricted securities as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below, all of these restricted securities will be available for sale in the public market beginning 180 days after the date of this prospectus or shortly thereafter under Rule 144, subject in some cases to volume limitations, Rule 144(k) or Rule 701.

Lock-up agreements

All of our directors and officers and substantially all of our stockholders have signed lock-up agreements under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities into or exercisable or exchangeable for shares of our common stock without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days, subject to a possible extension under certain circumstances, after the date of this prospectus. These agreements are described below under “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, a person, or group of persons whose shares are required to be aggregated, who has beneficially owned shares that are restricted securities as defined in Rule 144 for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, which will be approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

In addition, a person who is not deemed to have been an affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144. However, substantially all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale at the expiration of such agreements.

Registration rights

On the date beginning 180 days after the date of this prospectus, the holders of 4,125,062 shares of our Series E Preferred Stock and 6,337,603 shares of our Series F Preferred Stock, which will be converted into an aggregate of 10,462,664 shares of our common stock immediately prior to the consummation of the offering, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. In addition, WARF is entitled to certain rights with respect to the registration of its shares of our common stock under the Securities Act of 1933, as amended, pursuant to the Standard Equity Agreement dated September 27, 1999, as amended August 30, 2000. As of March 31, 2007, WARF held 53,344 shares of our common stock and warrants to purchase up to 34,684 shares of our common stock for a purchase price of $0.02 per share. For a description of these registration rights, please see “Description of capital stock—Registration rights.” After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock options

As of March 31, 2007, options to purchase a total of 1,453,820 shares of our common stock and options to purchase a total of 325,402 shares of our Series E Preferred Stock, which will be converted into options to purchase a total of 1,779,222 shares of our common stock immediately prior to the consummation of the offering, were outstanding. We intend to file a registration statement on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options, all shares of our common stock issued upon exercise of stock options and all shares of our common stock issuable under our stock option and employee stock purchase plans. Accordingly, shares of our common stock issued under these plans will be eligible for sale in the public markets, subject to vesting restrictions and the lock-up agreements described above.

Warrants

As of March 31, 2007, warrants to purchase a total of 486,498 shares of our common stock, warrants to purchase a total of 9,119 shares of our Series E Preferred Stock, and warrants to purchase a total of 51,210 shares of our Series F Preferred Stock were outstanding. The warrants provide for adjustments in the event of stock dividends, stock splits, reclassifications or other changes in our corporate structure. Immediately prior to the consummation of the offering, the warrants to purchase our Series E Preferred Stock will be exercisable for common stock and the warrants to purchase our Series F Preferred Stock will be exercisable for common stock.

Underwriting

J.P. Morgan Securities Inc. is acting as sole bookrunner and lead manager for this offering and Thomas Weisel Partners LLC, Leerink Swann & Co., Inc. and Robert W. Baird & Co. Incorporated are acting as co-managers.

We and the underwriters named below have entered into an underwriting agreement covering the common stock to be sold in this offering. Each underwriter has severally agreed to purchase, and we have agreed to sell to each underwriter, the number of shares of common stock set forth opposite its name in the following table.

Name	Number of shares

J.P. Morgan Securities Inc.
Thomas Weisel Partners LLC
Leerink Swann & Co., Inc.
Robert W. Baird & Co. Incorporated

Total

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of the shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors.

The underwriters are offering the shares of common stock, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the initial public offering price shown on the front cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $             per share from the initial public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering, the underwriters may vary the public offering price and other selling terms.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional                      shares of common stock from us to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased under this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The following table shows the per share and total underwriting discounts that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without overallotment exercise	With full overallotment exercise

Per share	$	$
Total	$	$

The underwriters have advised us that they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a “covered” short position to the extent that it does not exceed the shares subject to the underwriters’ overallotment option and will be deemed a “naked” short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the overallotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Any naked short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

The underwriters have advised us that, pursuant to Rule 104 under Regulation M, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A “penalty bid” is an arrangement permitting the underwriters to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the underwriters in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriters have advised us that stabilizing bids and open market purchases may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor.

We estimate that our total expenses for this offering, excluding underwriting discounts, will be approximately $            .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We and our executive officers and directors and the holders of substantially all of our outstanding common stock and common stock equivalents have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, none of them will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock without the prior written consent of J.P. Morgan Securities Inc., except in limited circumstances.

We may issue shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for the benefit of our employees, directors and officers under benefit plans described in this prospectus. We intend to file a registration statement covering shares of our common stock issuable under these benefit plans upon consummation of this offering.

We have applied to list our common stock on The Nasdaq Global Market under the symbol “NMBL.”

There has been no public market for the common stock prior to this offering. We and the underwriters will negotiate the initial public offering price. In determining the initial public offering price, we and the underwriters expect to consider a number of factors in addition to prevailing market conditions, including:

•	the history of and prospects for our industry;
•	an assessment of our management;
•	our present operations;
•	our historical results of operations;
•	the trend of our revenues and earnings; and
•	our earnings prospects.

We and the underwriters will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither the Company nor the underwriters can assure investors that an active trading market will develop for the common stock, or that the common stock will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates may perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates in the ordinary course of their business for which they may receive customary fees and commissions in the future.

Baird Venture Partners I Limited Partnership and BVP I Affiliates Fund Limited Partnership are affiliated with Robert W. Baird & Co. Incorporated and collectively beneficially own 4.27% of the company in preferred stock and warrants as of March 31, 2007. These entities are currently entitled to have one board seat on our Board, which seat is currently held by Peter K. Shagory. This Board seat is not compensated for any attendance. The right to this Board seat terminates when these entities and their affiliates no longer own any of our outstanding common stock or preferred stock or when the company’s stockholders agreement terminates (such agreement will terminate upon the consummation of this offering). In addition, Robert W. Baird & Co. Incorporated (directly and through an affiliate) is a limited partner of Venture Investors Early Stage Fund III Limited Partnership, or VIES Fund. As a limited partner, it has no control (voting or otherwise) of the preferred stock and warrants held by the VIES Fund.

Legal matters

Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Godfrey & Kahn, S.C., Milwaukee, Wisconsin. Various shareholders of Godfrey & Kahn, S.C. currently beneficially own 133,520 shares of our Series E Preferred Stock and 147,238 shares of our Series F Preferred Stock and warrants to purchase 26,666 shares of our common stock as of March 31, 2007. Certain legal matters in connection with the offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

Experts

Our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 were audited by Grant Thornton LLP. The consolidated financial statements as of December 31, 2004, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, included in this prospectus have been so included in reliance on the reports of Grant Thornton LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Business Appraisal Services, LLC acted as an independent third party evaluator and provided valuation analyses of our common stock and Series E Preferred Stock as of December 31, 2004 and December 19, 2006.

Change in accountants

On July 25, 2006, with the approval of our Board, we dismissed Virchow, Krause & Company, LLP as our independent registered public accounting firm previously engaged as the principal accountant to audit our consolidated financial statements and engaged Grant Thornton LLP as our independent registered public accounting firm.

Our consolidated balance sheets as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended were previously audited by Virchow, Krause & Company, LLP, an independent registered public accounting firm. The report of Virchow, Krause & Company, LLP on the Company’s financial statements for the years ended December 31, 2004 and 2005 did not contain an adverse opinion or disclaimer opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the same period, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K) or disagreements with Virchow, Krause & Company, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which reportable events or disagreements, if not resolved to the satisfaction of Virchow, Krause & Company, LLP, would have caused it to make reference to the subject matter of the reportable events or disagreements in connection with its reports.

Virchow, Krause & Company, LLP was provided with a copy of the above statements and we requested that it furnish a letter addressed to the Commission stating whether it agrees with these statements. A copy of Virchow, Krause & Company LLP’s letter, if any, will be included as an exhibit to the registration statement of which this prospectus is a part.

During the 2004 and 2005 fiscal years, and the subsequent interim period prior to engaging Grant Thornton LLP, neither we nor anyone on our behalf consulted Grant Thornton LLP regarding either (1) the application of accounting principles to a specified transaction regarding us, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or (2) any matter regarding us that was a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K. Grant Thornton LLP has reported on the consolidated financial statements for each of the fiscal years ended December 31, 2004, 2005 and 2006.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the Commission. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the Commission’s public reference facilities and the website of the SEC referred to above. We maintain a website at www.nimblegen.com where these periodic reports, proxy statements and other information will be available in the future; however, the information on our website is not included or incorporated by reference into this prospectus.

Glossary

Algorithms	Mathematical formulae that form the basis for computer programs designed to achieve particular objectives.

BAC clone arrays

Bacterial artificial chromosomes (BAC) clones are large segments of DNA, typically hundreds of kilobases in length, that are inserted into bacteria and replicated (or cloned) as the host bacteria are grown and go through generations of cell division. Purified BAC clones can be used as probes to detect the presence of complementary DNA sequences in DNA derived from biological samples. Many different BAC clones may be placed on a surface in a two-dimensional arrangement, with each BAC clone present in an individual spot or feature, to make a BAC clone array. Such arrays can be used to detect and measure the quantity of many different target DNA sequences simultaneously.

Bases	The four chemical constituents of DNA, known as nucleotides, that are represented by the symbols A (for adenine), T (for thymine), C (for cytosine), and G (for guanine).

cDNA	Complementary DNA is a portion of DNA that has a sequence that is complementary to either DNA or RNA, and will therefore hybridize with DNA or RNA of the appropriate sequence.

ChIP-chip

A method for determining whether proteins or other factors are binding to DNA at many locations throughout entire genomes, involving use of a DNA microarray to detect many different chromatin immunoprecipitation events simultaneously.

Chromium masks	Metal stencils used in photolithography to create a pattern of light on a surface.

Comparative genomic hybridization

A method for determining the number of copies of specific segments of DNA present in an individual by analyzing one sample of test DNA from that individual with respect to a second sample of reference DNA in which the number of copies of all segments of the genome are known.

Complementary sequence	Two single-stranded nucleic acid base sequences can form a double-stranded structure by matching base pairs, with A aligning with T, and C aligning with G. The complementary sequence to ATCG is therefore TAGC.

Copy number polymorphism

Normal variation in the number of copies of specific segments of DNA that may occur at many locations throughout the genome, in a manner directly analogous to the way in which normal variants of single nucleotide bases (SNPs) are present at many locations throughout the genome.

Chromatin immunoprecipitation assay	A method for determining whether proteins or other factors are binding to DNA, generally at a single location in a genome.
DNA

Deoxyribonucleic acid is the molecule that encodes genetic information. It is the chemical material present in every living cell that contains instructions for making all of the components (such as proteins) of every cell in an individual. It is a double stranded molecule that is held together by weak bonds between complementary base pairs. The four nucleotide bases in DNA are adenine (A), guanine (G), cytosine (C) and thymine (T). In nature, base pairs only form between A and T and between G and C.

DNA sequence	The relative order of base pairs, whether in a fragment of DNA, a gene, a chromosome, or an entire genome.
DNA sequencing

An analytical method for determining the type and order of chemical bases comprising all or a portion of a genome. All DNA is comprised of four different types of bases, known by the symbols A, G, T and C. In human beings, every cell in the body contains a genome comprised of 3 billion bases, all arranged in a specific order. The order of bases in all or a portion of a genome is referred to as the DNA sequence.

Gene

The fundamental physical and functional unit of heredity. A gene is an ordered sequence of nucleotides located in a particular position on a particular chromosome that encodes a specific functional product. It is a portion of DNA that contains instructions for making a specific protein, or is involved in some other way in regulating the structure, function or activity of a cell.

Gene expression

The process by which a gene’s coded information creates the structures present and operating in the cell. Expressed genes include those that are transcribed into mRNA and then translated into protein, and those that are transcribed into RNA but not translated into protein. All genes are present in all cells, but only a subset of all genes are active at any given time in any particular cell. When a gene is active, it is said to be expressed. Gene expression is thus a measure of gene activity.

Gene expression monitoring	The process of correlating the level and timing of gene expression with an observed physical trait such as a disease.

Genome	The complete collection of an individual’s DNA, a copy of which is present in every cell of an individual.

Genomics	The study of genome structure, function and activity.

Hybridization	Binding of one piece of DNA to another piece of DNA or RNA that has a complementary sequence, forming a double-stranded molecule.

Karyotyping

A karyotype is a photomicrograph of an individual’s chromosomes arranged in a standard format showing the number, size and shape of each chromosome type. Each chromosome is characterized by the length of its arms and the location of its centromere, which appears as an indentation or a lightly stained region. Staining methods may result in banding on the chromosomal arms (chromatids); chromosomes can then be identified according to their banding pattern. Karyotypes are used in low-resolution physical mapping to correlate chromosomal abnormalities with the characteristics of specific diseases.

Methylation	A chemical modification to certain bases of DNA whereby a methyl group is present.

Nucleotide

A sub-unit of DNA or RNA consisting of a nitrogenous base (adenine, guanine, thymine, or cytosine in DNA; adenine, guanine, uracil, or thymine in RNA), a phosphate molecule and a sugar molecule (deoxyribose in DNA, ribose in RNA).

Photolithography

A light-directed chemical reaction, normally confined to specific locations on a surface. The pattern of light on a surface may be determined either through the use of physical masks that act like stencils, or through the use of a series of mirrors that are arranged at angles such that some beams of light will be directed onto specific locations on a surface while others will not.

Probe	A sequence of DNA that is used in an analytical process to identify the presence and quantity of complementary DNA or RNA sequences in a biological sample.

RNA	Ribonucleic acid is the chemical intermediary that cells produce from DNA through a process known as transcription, and which directs production of proteins.

RNA to cDNA conversion	cDNA can be produced from RNA through a process called reverse transcription, involving the use of an enzyme called reverse transcriptase.

SNP

An acronym that stands for single nucleotide polymorphism, an SNP is a particular location in a genome where there may be variation in the type of chemical base that is present in different individuals. SNPs occur at many locations throughout the genome, and each SNP variant has a particular frequency in the population. For example, at one particular genome location, 70% of people may have an A, while 30% may have a C. Each individual’s “SNP genotype” is therefore either A or C at that particular location.

SNP genotyping	A method for determining which of several possible chemical bases may be present at particular locations in the genome that display variation throughout a population of individuals.

Substrate	A surface on which a DNA microarray may be synthesized.

Transcription factors	Chemicals (generally proteins) that bind to DNA and regulate gene expression.

Report of independent registered public accounting firm

To the Board of Directors and Stockholders

NimbleGen Systems, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of NimbleGen Systems, Inc. and its Subsidiaries (the Company) as of December 31, 2005 and 2006, and the related consolidated statements of operations, temporary equity and stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2006, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Madison, Wisconsin

March 15, 2007 (except for the reverse stock split disclosure in Note 11, as to which the date is June     , 2007)

The foregoing auditor’s report is in the form that will be signed upon consummation of the transaction described in Note 11 to the consolidated financial statements.

/s/ GRANT THORNTON LLP

Madison, Wisconsin

May 28, 2007

NimbleGen Systems, Inc. consolidated balance sheets

	As of December 31,		As of March 31,
(in thousands, except share and per share amounts)	2005	2006	2007

			(unaudited)

Assets
Current assets:
Cash and cash equivalents	$ 9,273	$19,001	$17,198
Accounts receivable, net of allowance for doubtful accounts of $61, $317 and $403 (unaudited)	2,806	2,391	3,208
Inventories	961	1,243	1,462
Prepaid expenses and other current assets	334	371	636

Total current assets	13,374	23,006	22,504

Property and equipment, net	1,890	2,863	4,420
Acquired licenses and patents, net of amortization of $228, $758 and $1,645 (unaudited)	367	15,141	14,254
Debt issuance costs, net of amortization of $32 and $56 (unaudited)	—	232	232
Restricted cash	226	416	414
Other long-term assets	48	55	59

Total assets	$15,905	$41,713	$41,883

Liabilities, temporary equity and stockholders’ equity
Current liabilities:
Accounts payable	$ 1,149	$ 1,362	$ 2,108
License fee payable	—	6,000	—
Accrued liabilities	1,240	1,729	1,985
Deferred revenue	1,180	1,412	1,206
Current maturities of long-term debt	174	2,189	8,342

Total current liabilities	3,743	12,692	13,641

Long-term debt, less current portion of $174, $2,189 and $8,342 (unaudited)	—	10,605	6,377

Commitments and contingencies (see note 5)

Temporary equity:
Redeemable common stock, $0.001 par value;
53,344 shares issued and outstanding	2	115	217

Stockholders’ equity:
Series E Convertible Preferred Stock, $0.001 par value; authorized: 4,328,033 at December 31, 2005, and 4,459,583 shares at December 31, 2006 and March 31, 2007 (unaudited); issued and outstanding: 3,848,947 at December 31, 2005, and 4,125,062 shares at December 31, 2006 and March 31, 2007 (unaudited)	27,997	28,545	29,193
Series F Convertible Preferred Stock, $0.001 par value; authorized: 2,618,754 at December 31, 2005, 5,572,639 shares at December 31, 2006, and 6,388,813 shares at March 31, 2007 (unaudited); issued and outstanding: 2,547,765 at December 31, 2005, 5,537,431 shares at December 31, 2006 and 6,337,603 shares at March 31, 2007 (unaudited)	21,124	33,611	41,053
Common stock, $0.001 par value; authorized: 9,064,573 at December 31, 2005, and 13,069,454 shares at December 31, 2006 and March 31, 2007 (unaudited); issued and outstanding: 772,849 at December 31, 2005, and 775,543 shares at December 31, 2006 and March 31, 2007 (unaudited)	2	2	2
Additional paid-in capital	957	864	973
Notes receivable from stockholder	(219)	(219)	(221)
Unearned stock-based compensation	(5)	(1)	(1)
Accumulated deficit	(37,696)	(44,501)	(49,351)

Total stockholders’ equity	12,160	18,301	21,648

Total liabilities, temporary equity and stockholders’ equity	$15,905	$41,713	$41,883

See accompanying notes to consolidated financial statements.

NimbleGen Systems, Inc. consolidated statements of operations

	Years ended December 31,			Three months ended March 31,
(in thousands, except per share amounts)	2004	2005	2006	2006	2007

				(unaudited)
Revenue:
Microarray and other revenue	$ 3,121	$ 8,457	$ 12,561	$ 3,554	$ 4,056
Grant	1,353	1,017	945	164	40

Total revenue	4,474	9,474	13,506	3,718	4,096

Costs and expenses:
Cost of revenue	4,572	7,154	7,784	1,740	2,121
Research and development	3,415	1,911	2,637	333	1,174
Selling, general and administrative	4,624	5,618	9,288	1,861	4,522
Amortization of licenses and patents	109	119	530	30	888

Total costs and expenses	12,720	14,802	20,239	3,964	8,705

Loss from operations	(8,246)	(5,328)	(6,733)	(246)	(4,609)

Other income (expense):
Interest expense	(120)	(18)	(519)	—	(478)
Interest income	32	125	419	78	226
Other income	12	4	28	(27)	11

Total other income (expense)	(76)	111	(72)	51	(241)

Net loss	$ (8,322)	$ (5,217)	$ (6,805)	$ (195)	$ (4,850)

Net loss per common share, basic and diluted	$ (10.55)	$ (6.44)	$ (8.25)	$ (0.24)	$ (5.85)
Weighted average common shares outstanding used in computing net loss per share	788,823	810,315	825,232	820,946	828,888

See accompanying notes to consolidated financial statements.

NimbleGen Systems, Inc. consolidated statements of temporary equity and stockholders’ equity

(in thousands)	Temporary Equity		Preferred Stock Series A, B, C & D		Preferred Stock Series E		Preferred Stock Series F		Common Stock		Additional Paid-in Capital	Notes Receivable from Stockholder	Unearned Stock-Based Compensation	Accumulated Deficit	Total Temporary and Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balances at December 31, 2003	53	$128	3,373	$27,570	—	$—	—	$—	664	$1	$527	$(72)	$(10)	$(24,157)	$3,987
Issuance of Series C and common stock for patents	—	—	21	222	—	—	—	—	106	1	254	—	—	—	477
Conversion of Series A, B, C and D to Series E	—	—	(3,394)	(27,792)	3,609	27,792	—	—	—	—	—	—	—	—	—
Issuance of Series F:
Cash	—	—	—	—	—	—	1,186	9,718	—	—	—	—	—	—	9,718
Conversion of debt and accrued interest	—	—	—	—	—	—	330	2,787	—	—	—	—	—	—	2,787
Issuance of warrants	—	—	—	—	—	—	—	26	—	—	—	—	—	—	26
Deferred compensation on stock options	—	—	—	—	—	—	—	—	—	—	19	—	(19)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	15	—	15
Interest on note receivables from stockholders	—	—	—	—	—	—	—	—	—	—	—	(4)	—	—	(4)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	27	—	—	—	27
Repayment of notes receivable	—	—	—	—	—	—	—	—	—	—	—	65	—	—	65
Change in fair market value of temporary equity	—	(126)	—	—	—	—	—	—	—	—	126	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,322)	(8,322)

Balances at December 31, 2004	53	$2	—	$—	3,609	$27,792	1,516	$12,531	770	$2	$953	$(11)	$(14)	$(32,479)	$8,776

See accompanying notes to consolidated financial statements.

NimbleGen Systems, Inc. consolidated statements of temporary equity and stockholders’ equity—(Continued)

(in thousands)	Temporary Equity		Preferred Stock Series A, B, C & D		Preferred Stock Series E		Preferred Stock Series F		Common Stock		Additional Paid-in Capital	Notes Receivable from Stockholder	Unearned Stock-Based Compensation	Accumulated Deficit	Total Temporary and Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Issuance of Series F	—	$—	—	$—	—	$—	1,032	$8,593	—	$—	$—	$—	$—	$—	$8,593
Exercise of stock options	—	—	—	—	—	—	—	—	3	—	4	—	—	—	4
Note receivable for exercise of Series E stock options	—	—	—	—	240	205	—	—	—	—	—	(205)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	9	—	9
Interest on note receivable from stockholders	—	—	—	—	—	—	—	—	—	—	—	(3)	—	—	(3)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,217)	(5,217)

Balances at December 31, 2005	53	2	—	—	3,849	27,997	2,548	21,124	773	2	957	(219)	(5)	(37,696)	12,162
Recapitalization (see note 6)	—	—	—	—	255	1	1,656	(101)	—	—	—	—	—	—	(100)
Issuance of Series F	—	—	—	—	—	—	1,334	12,335	—	—	—	—	—	—	12,335
Stock-based compensation	—	—	—	—	—	521	—	—	—	—	16	—	—	—	537
Exercise of stock options	—	—	—	—	21	18	—	—	3	—	4	—	—	—	22
Issuance of warrants attached to debt	—	—	—	—	—	8	—	253	—	—	—	—	—	—	261
Satisfaction of note receivable from stockholder upon termination	—	—	—	—	—	—	—	—	—	—	—	12	—	—	12
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	4	—	4
Interest on note receivables from stockholders	—	—	—	—	—	—	—	—	—	—	—	(12)	—	—	(12)
Change in fair market value of temporary equity	—	113	—	—	—	—	—	—	—	—	(113)	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,805)	(6,805)

Balances at December 31, 2006	53	115	—	—	4,125	28,545	5,538	33,611	776	2	864	(219)	(1)	(44,501)	18,416
Issuance of Series F (unaudited)	—	—	—	—	—	—	800	7,442	—	—	—	—	—	—	7,442
Stock-based compensation (unaudited)	—	—	—	—	—	648	—	—	—	—	211	—	—	—	859
Interest on notes receivables from stockholder (unaudited)	—	—	—	—	—	—	—	—	—	—	—	(2)	—	—	(2)
Changes in fair market value of temporary equity (unaudited)	—	102	—	—	—	—	—	—	—	—	(102)	—	—	—	—
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,850)	(4,850)

Balances at March 31, 2007 (unaudited)	53	$217	—	$—	4,125	$29,193	6,338	$41,053	776	$2	$973	$(221)	$(1)	$(49,351)	$21,865

See accompanying notes to consolidated financial statements.

NimbleGen Systems, Inc. consolidated statements of cash flows

	Years ended December 31,			Three months ended March 31,
(in thousands)	2004	2005	2006	2006	2007

				(unaudited)

Cash flows from operating activities:
Net loss	$(8,322)	$(5,217)	$(6,805)	$(195)	$(4,850)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	791	725	608	136	226
Amortization of licenses and patents	109	119	530	28	887
Stock-based compensation	38	6	529	6	857
Non-cash interest expense	94	11	151	—	154
Allowance for doubtful accounts	—	—	256	—	(86)
Amortization of debt issuance costs	—	—	32	—	24
Changes in operating assets and liabilities:
Accounts receivable	(380)	(1,702)	159	133	(731)
Inventories	(121)	(592)	(282)	(166)	(219)
Prepaid expenses and other current assets	10	(71)	(37)	40	(265)
Other assets	(26)	44	(7)	5	(4)
Accounts payable	92	537	213	(531)	746
Accrued liabilities	(83)	463	489	54	256
Deferred revenue	269	854	232	29	(206)

Net cash used in operating activities	(7,529)	(4,823)	(3,932)	(461)	(3,211)

Cash flows from investing activities:
Purchases of property and equipment	(100)	(1,753)	(1,581)	(44)	(1,783)
Restricted cash	—	(226)	(190)	22	2
Payments to acquire licenses	—	—	(4,900)	—	(6,000)

Net cash used in investing activities	(100)	(1,979)	(6,671)	(22)	(7,781)

Cash flows from financing activities:
Proceeds from issuance of debt and warrants, net of debt issuance costs	2,736	—	8,248	—	2,476
Payment of debt	(244)	(200)	(174)	(165)	(729)
Proceeds from issuance of Series F Preferred Stock	9,718	8,593	12,335	—	7,442
Proceeds from exercise of stock options	—	4	22	—	—
Recapitalization of preferred stock	—	—	(100)	—	—
Payment of note receivable by stockholder	65	—	—

Net cash provided by (used in) financing activities	12,275	8,397	20,331	(165)	9,189
Net increase (decrease) in cash and cash equivalents	4,646	1,595	9,728	(648)	(1,803)

Cash and cash equivalents at beginning of period	3,032	7,678	9,273	9,273	19,001

Cash and cash equivalents at end of period	$7,678	$9,273	$19,001	$8,625	$17,198

Supplemental disclosure of cash flow information:
Cash paid for interest	36	17	332	14	302

Non-cash investing and financing activities:
Satisfaction of note receivable from stockholder	—	—	12	12	—
Changes in notes receivable from stockholders	(5)	—	(9)	—	2
Deferred compensation on stock options	19	—	—	—	—
Amount due on acquisition of licenses	—	—	6,000	—	—
Issuance of warrants attached to debt	—	—	261	—	—
Obligation incurred in license transaction	—	—	5,300	—	—
Imputed interest on license fee obligation	—	—	(896)	—	—
Issuance of preferred and common stock and debt to acquire patents	597	—	—	—	—
Debt and accrued interest converted to preferred stock	2,787	—	—	—	—
Exercise of options with notes	—	(205)	—	—	—
Change in fair market value of temporary equity	(126)	—	113	—	102

See accompanying notes to consolidated financial statements.

NimbleGen Systems, Inc.

Notes to consolidated financial statements

1. Description of business

NimbleGen Systems, Inc. (the “Company”) is currently incorporated in Delaware and commenced operations in 1999. The Company is a manufacturer and marketer of a proprietary suite of microarrays and related products and services, which the Company sells into the life sciences research market throughout the world.

2. Summary of significant accounting policies

Basis of presentation and principles of consolidation

The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States (U.S.) and include the accounts of the Company and its wholly-owned subsidiaries, NimbleGen Systems, GmbH and NimbleGen Systems of Iceland, LLC. All significant inter-company transactions and balances have been eliminated. In all years, net loss equaled comprehensive loss, as there were no items of comprehensive income.

Unaudited financial information

The accompanying unaudited consolidated balance sheet as of March 31, 2007, the consolidated statements of operations and cash flows for the three months ended March 31, 2006 and 2007 and the consolidated statements of temporary equity and stockholders’ equity for the three months ended March 31, 2007 are unaudited. The unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s consolidated financial position as of March 31, 2007 and consolidated results of operations and cash flows for the three months ended March 31, 2006 and 2007. The financial data and other information disclosed in these notes to the consolidated financial statements as of and related to the three months ended March 31, 2006 and 2007 are unaudited. The results for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any future year.

Foreign currency

The Company’s subsidiaries use the U.S. dollar as the functional currency. The assets, liabilities, revenue and expenses of the foreign subsidiaries are translated from the local currencies into the U.S. dollar for consolidation purposes using applicable rates. The related re-measurement gains or losses are recognized in the statements of operations in cost of revenue and research and development expenses and were $23,000, $42,000 and $73,000 for the years ended December 31, 2004, 2005 and 2006, and $49,000 and ($15,000) for the three months ended March 31, 2006 and 2007 (unaudited).

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly-liquid, short-term investments with original maturities of three months or less to be cash equivalents.

Restricted cash

Restricted cash includes amounts deposited as collateral to secure certain of the Company’s lease obligations and long-term debt agreements. Restricted cash amounts were $226,000 and $416,000 at December 31, 2005 and 2006, and $414,000 at March 31, 2007 (unaudited).

Fair value of financial instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, restricted cash, accounts receivable, and accounts payable, approximate their respective fair values due to the relatively short-term nature of these instruments. Based upon interest rates currently available to the Company for debt with similar terms, the carrying value of the Company’s long-term debt is also approximately equal to its fair value.

Concentration of credit risk and other risks and uncertainties

The Company’s cash and cash equivalents are deposited primarily with one major financial institution. At times, deposits in this institution exceed the amount of insurance provided on such deposits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant risk on these balances.

The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, new technological innovations, dependence on key personnel, dependence on key suppliers, protection of proprietary technology, the validity of our owned and licensed intellectual property, compliance with government regulations, uncertainty of widespread market acceptance of products, and the need to obtain additional financing. The Company’s products include components subject to rapid technological change. Certain components used in manufacturing have relatively few alternative sources of supply, and establishing additional or replacement suppliers for such components cannot be accomplished quickly. While the Company has ongoing programs to minimize the adverse effect of such uncertainty and considers technological change in estimating its allowances, uncertainty continues to exist.

The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company evaluates the collectibility of its accounts receivable based on combination of factors and maintains reserves for potential credit losses. Our allowance for doubtful accounts is recorded based on a customer’s ability and likelihood to pay.

The Company does not accrue interest on past due accounts receivable. Past due accounts are determined based on customer terms, the policy for write-offs, and collection efforts based upon individual account circumstances.

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

In 2004, 2005, and 2006, the Company had 28%, 19% and 15% of revenues from a single customer. For the three months ended March 31, 2006 and 2007, the Company had 13% and 19% of revenues (unaudited) from a single customer.

Inventories

Inventories are valued at lower of cost or market using the first-in, first-out (FIFO) method. Excess and obsolete inventories are written down generally based on historical sales and forecasted demand, as judged by management.

Inventories consisted of the following at:

	December 31,		March 31,
(in thousands)	2005	2006	2007

			(unaudited)
Raw materials	$670	$1,109	$1,125
Finished goods	323	137	340
Reserve for obsolescence	(32)	(3)	(3)

	$961	$1,243	$1,462

Property and equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over the useful life of the assets, which is three to seven years. Leasehold improvements are depreciated over the shorter of their estimated useful life or the lease term. Construction in progress consists of partially completed MAS production units and other internally built equipment. No interest was capitalized as it was not material for the year ended December 31, 2006 and the three months ended March 31, 2007 (unaudited). Property and equipment consisted of the following at:

	December 31,		March 31,
(in thousands)	2005	2006	2007

			(unaudited)
Leasehold improvements	$467	$475	$475
Production and lab equipment	4,351	4,914	5,021
Office and computer equipment	688	792	806
Construction in progress	—	906	2,569

	5,506	7,087	8,871
Less: Accumulated depreciation and amortization	(3,616)	(4,224)	(4,451)

	$1,890	$2,863	$4,420

Acquired licenses and patents

Purchased intangibles are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets which is one to six years.

In September 2006, the Company agreed to acquire a license to certain patent rights from Affymetrix, Inc. (Affymetrix) in exchange for $4.5 million of cash, and a license fee obligation of

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

$5.3 million that is due the earlier of March 2008 or 90 days following an initial public offering. The obligation has been valued at $4.4 million (see note 3), resulting in a total asset of $8.9 million at December 31, 2006.

In December 2006, the Company agreed to license certain additional patent rights from Affymetrix in exchange for a $5.0 million cash payment due in February 2007.

In December 2006, the Company agreed to license certain patent rights from Oxford Gene Technology IP Limited (OGT) in exchange for a $1.0 million cash payment due in January 2007.

In June 2006, the Company licensed certain patent rights from Invitrogen for a cash payment of $400,000.

In February 2004, the Company acquired certain assets from Light Biology for 21,337 shares of Series C preferred stock valued at $10.50 per share, 105,662 shares of common stock valued at $2.40 per share and the assumption of a note payable of $120,000 to the University of Texas System. The total cost of the transaction was $597,000.

Amortization expense recorded for license agreements was $109,000, $119,000 and $530,000 for the years ended December 31, 2004, 2005 and 2006, and $28,000 and $888,000 for the three months ended March 31, 2006 and 2007 (unaudited).

The following table summarizes future amortization expense for the Company’s acquired licenses and patents at December 31, 2006 (in thousands):

Year ended December 31,	Amortization

2007	$3,517
2008	2,517
2009	2,407
2010	2,397
2011	2,357
Thereafter	1,946

$15,141

Impairment of long-lived assets

In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment on Disposal of Long-Lived Assets, the Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. No impairment losses have been recognized through March 31, 2007 (unaudited).

Temporary equity

In September of 1999, the Wisconsin Alumni Research Foundation (WARF) (see note 8) was issued 53,344 shares of common stock subject to a put option requiring the Company to pay WARF fair

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

market value for the shares anytime after September 2004. The Company has recorded the fair market value of the shares as temporary equity as of December 31, 2004, 2005 and 2006, and as of March 31, 2007 (unaudited).

Revenue recognition

The Company recognizes revenue, including sales to distributors, in accordance with the SEC’s Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, or SAB 104. SAB 104 requires recognition of revenues that require no continuing performance on our part if four basic criteria have been met:

•	there is persuasive evidence of an arrangement;
•	delivery has occurred and title has passed to our customer;
•	the fee is fixed and determinable and no further obligation exists; and
•	collectibility is reasonably assured.

The Company derives the majority of its revenue from microarray and related product sales and the sales of data derived from such microarray and related products. Contract research services provided by the Company are recognized as revenues as the services are performed. Equipment manufactured by the Company for sale is recorded as revenue upon shipment to the customer. In certain circumstances, in order to expedite delivery, the Company may ship equipment currently being used in production in which case the remaining book value is recorded as cost of goods sold. The Company’s agreements with distributors do not include rights of return.

Revenue from transactions that include multiple elements such as microarrays, instruments, services or support is allocated to each element based on its relative fair value and recognized for each element when the revenue recognition criteria have been met for such element. Fair value is determined based on the price charged when the element is sold separately. In the absence of fair value of a delivered element, revenue is allocated first to the fair value of the undelivered elements and the residual revenue to the delivered elements. The Company recognizes revenue for delivered elements only when all of the following criteria are satisfied: undelivered elements are not essential to the functionality of delivered elements, uncertainties regarding customer acceptance are resolved, and the fair value for all undelivered elements is known.

Grant revenue results primarily from research grants received from U.S. government entities. Revenue from research contracts are generated from the efforts of the Company’s technical staff and include the costs for salaries, materials and subcontract efforts. The Company’s research grant contracts generally provide for the payment of negotiated fixed hourly rates for labor hours incurred plus reimbursement of other allowable costs. Research revenue is recorded in the period in which the associated costs are incurred, up to the limit of the prior approval funding amounts contained in each agreement. Grants are subject to financial and compliance regulations. To the extent that any expenditures are disallowed or other compliance features are not met, a liability to the respective grantor agencies could result. The costs associated with these grants are reported in cost of revenue and were $1.2 million, $1.1 million and $940,000 for the years ended December 31, 2004, 2005 and 2006, and $159,000 and $40,000 for the three months ended March 31, 2006 and 2007 (unaudited).

Deferred revenue consists of customer payments received in advance of delivery of products or services.

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

Research and development

The Company expenses research and development costs as incurred.

Advertising costs

The Company expenses advertising costs as incurred. Advertising expense was approximately $373,000, $247,000 and $338,000 for the years ended December 31, 2004, 2005 and 2006, and $66,000 and $155,000 for the three months ended March 31, 2006 and 2007 (unaudited).

Income taxes

Deferred tax assets and liabilities are provided for temporary differences between financial reporting and income tax bases of assets and liabilities, and are measured using the enacted tax rates and laws expected to be in effect when the differences will reverse. Deferred income taxes also arise from the future benefits of net operating loss carry-forwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. A valuation allowance equal to 100% of the net deferred tax assets has been recognized due to uncertainty regarding the future realization of these assets.

Stock-based compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS 123R, Share-Based Payment: An Amendment of FASB Statements No. 123 and 95 (SFAS 123R) for its stock option plans. The Company previously accounted for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations, Financial Accounting Standards Board’s (FASB) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB 25, and disclosure requirements established by SFAS 123, Accounting for Stock-Based Compensation (SFAS 123).

The Company adopted SFAS 123R using the prospective transition method. Under this transition method, compensation cost recognized for 2006 includes the cost for all new awards (or awards modified, repurchased, or cancelled) granted and vested in 2006. This cost was based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Compensation cost for options is recognized in earnings, net of estimated forfeitures, on a straight-line basis over the requisite service period. Awards granted prior to January 1, 2006 continue to be accounted for under the intrinsic value method of APB 25.

Upon the adoption of SFAS 123(R) on January 1, 2006, the Company began to use the Black-Scholes option pricing model to value stock options. The Company used historical stock prices of companies which it considered as a peer group as the basis for its volatility assumptions. The assumed risk-free rates were based on U.S. Treasury rates in effect at the time of grant with a term consistent with the expected option lives. The Company employed the plain-vanilla method of estimating the expected term of the options as prescribed by SAB 107 as the Company did not have significant historical experience. Prior to the adoption of FAS 123(R) on January 1, 2006, the Company used the minimum value method, which allowed for no volatility to be used in the Company’s Black-Scholes model to value the options.

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

The minimum value of each option grant in 2004 and 2005 and the fair value in 2006, and for the three months ended March 31, 2007 is determined using the assumptions in the following table:

	2004	2005	2006	2007
Method:	Minimum Value	Minimum Value	Fair Value	Fair Value

				(unaudited)
Expected term	5 years	5 years	6.25 years	6.25 years
Risk-free interest rate	4.8%	4.8%	4.27% to 5.0%	4.39%
Expected volatility	0%	0%	70%	70%
Expected dividend yield	0%	0%	0%	0%

The Company engaged Business Appraisal Services, LLC, an unrelated third-party appraisal firm, to perform a contemporaneous valuation analysis of the Company’s common stock and Series E Preferred Stock as of December 19, 2006. That analysis, prepared in accordance with the methodology prescribed by the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, estimated the fair market value of the Company’s common stock at $2.16 per share and its Series E Preferred Stock at $2.91 per share. Business Appraisal Services, LLC considered a variety of valuation methodologies and economic outcomes and calculated its final valuation using the Probability Weighted Expected Return Method. In accordance with the AICPA Practice Aid, the December 19th valuation gave recognition to the Company’s consideration of an initial public offering while also considering the economic value of other strategic alternatives or economic outcomes that might occur.

That same valuation firm also prepared a valuation report as of December 31, 2004 that valued the Company’s common stock at $0.045 per share and Series E Preferred Stock at $0.855 per share. That valuation was considered appropriate for option grants made from January 1, 2005 to September 2006. The Company does not believe that the value of its common stock and Series E Preferred Stock changed materially between December 31, 2004 and September 2006. In September 2004 and in November 2005, the Company issued Series F Preferred Stock at the same per share price of $8.44 (see Note 6). The Company determined that due to the lack of change in the value of the Series F Preferred Stock over this time (when established in an arms-length financing transaction) that there would also be no change in the value of the common stock or Series E Preferred Stock. The common stock and Series E Preferred Stock per share values remained low throughout this period because they were subordinated to the $25.31 per share liquidation preference attached to the Series F Preferred Stock. In addition, the Company incurred indebtedness in 2006, further reducing the economic claims of the common stock and the Series E Preferred Stock. Throughout this period, the Company was experiencing significant cash losses which remain ongoing.

As part of the Company’s strategy to expand direct product sales worldwide, it announced license agreements with Affymetrix, Inc. and Oxford Gene Technology IP Limited in late 2006 and early 2007, respectively. Additionally, the holders of the Series F Preferred Stock agreed to reduce their liquidation preference in a restructuring further described in Note 6. These factors combined with ongoing improvement in the business principally accounted for the increase in value of the common stock and Series E Preferred Stock at the October and December 2006 grant dates.

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

Using the same methodology described above, Business Appraisal Services, LLC also prepared valuations of the Company’s common stock and Series E Preferred Stock as of January 30, 2007, February 12, 2007 and March 6, 2007. The valuation conclusions as of March 6, 2007 were also used as of March 31, 2007 to value temporary equity and restricted stock.

The Company granted options to purchase 395,018 shares of common stock and 88,019 of shares of Series E Preferred Stock during fiscal 2006 and 598,733 shares of common stock during the three months ended March 31, 2007 (unaudited), summarized as follows:

Date of Grant	Number of Options Granted	Exercise Price	Fair Value Estimate Per Share	Intrinsic Value Per Share(1)

February 9, 2006 — Common Stock	47,477	$0.04	$0.04	$—
February 9, 2006 — Series E Preferred	88,019	$0.85	$0.85	$—
April 25, 2006 — Common Stock	14,510	$0.04	$0.04	$—
July 25, 2006 — Common Stock	9,602	$0.04	$0.04	$—
October 24, 2006 — Common Stock	80,817	$2.16	$2.16	$—
December 26, 2006 — Common Stock	242,612	$2.16	$2.16	$—
March 21, 2007 — Common Stock(2) (unaudited)	543,849	$3.26	$4.07	$0.81
March 21, 2007 — Common Stock(3) (unaudited)	41,548	$3.71	$4.07	$0.36
March 21, 2007 — Common Stock (unaudited)	13,336	$4.07	$4.07	$—

(1)	As determined at date of grant.
(2)	Contractual grant date was January 30, 2007, but strike price was not finalized until completion of appraisal on March 21, 2007. Pursuant to FAS 123 (R), date of grant for accounting purposes is March 21, 2007.
(3)	Contractual grant date was February 12, 2007, but strike price was not finalized until completion of appraisal on March 21, 2007. Pursuant to FAS 123 (R), date of grant for accounting purposes is March 21, 2007.

As a result of the fair value of options granted based upon the Black-Scholes model, the Company recorded stock-based compensation relative to these 2006 options of $45,000 for the year ended December 31, 2006, and $8,000 and $215,000 for the three months ended March 31, 2006 and 2007 (unaudited).

Prior to 2006, the Company recorded deferred stock compensation for the fair value of the total options granted to non-employees (in exchange for services) as calculated using the Black-Scholes option pricing model with the following assumptions as of December 31:

	2004	2005

Expected dividend yield	0.0%	0.0%
Risk free interest rate	4.8%	4.8%
Expected volatility	80%	80%
Expected term	10 years	10 years

Net loss per common share

Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted-average number of diluted common shares outstanding during the period.

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

Diluted shares outstanding are calculated by adding to the weighted shares outstanding any common stock equivalents from redeemable preferred stock, performance shares, outstanding stock options and warrants based on the treasury stock method.

Diluted net loss per share is the same as basic net loss per share in the years ended December 31, 2004, 2005 and 2006, and the three months ended March 31, 2006 and 2007 (unaudited) since the effects of potentially dilutive securities are anti-dilutive.

The number of anti-dilutive shares excluded from the calculation of diluted net loss per share is as follows:

	Years ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007

				(unaudited)
Series E preferred stock	3,608,896	3,848,947	4,125,061	3,848,947	4,125,061
Series F preferred stock	1,515,743	2,547,765	5,537,431	2,547,765	6,337,602
Series E preferred stock options	—	258,721	325,402	325,402	325,402
Series E preferred stock warrants	6,985	6,985	9,119	6,985	9,119
Series F preferred stock warrants	—	—	51,210	—	51,210
Common stock options	519,989	469,671	857,221	517,148	1,453,820
Common stock warrants	486,498	486,498	486,498	486,498	486,498

	6,138,111	7,618,587	11,391,942	7,732,745	12,788,712

Recent accounting pronouncements

In September 2006, the SEC issued SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), which states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating materiality of a misstatement. The interpretations in SAB 108 contain guidance on correcting errors under the dual approach as well as provide transition guidance for correcting errors. This interpretation does not change the requirements within SFAS 154 for the correction of an error in financial statements. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The Company adopted this interpretation in the fourth quarter of 2006 and it did not have a material impact on the consolidated financial statements.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements (SFAS 157). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Financial Accounting Standards Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS 157 in 2008 to have a material impact on its results of operations or financial position.

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the effect of implementing this guidance, which directly depends on the nature and extent of eligible items elected to be measured at fair value, upon initial application of the standard on January 1, 2008.

3. Long-term debt

Long-term debt consists of the following:

	December 31,		March 31,
(in thousands)	2005	2006	2007

			(unaudited)
GECC notes payable, net of unamortized discount of $241 at December 31, 2006 and $222 at March 31, 2007 (unaudited)	$—	$8,259	$10,049
Affymetrix license fee obligation, net of unamortized discount of $765 at December 31, 2006 and $630 at March 31, 2007 (unaudited)	—	4,535	4,670
Light Biology note payable	138	—	—
Wisconsin technology development loan	36	—	—

Total	174	12,794	14,719
Less: Current portion	(174)	(2,189)	(8,342)

Long-term portion	$—	$10,605	$6,377

Payments on long-term debt and amortization of debt discount for years ending after December 31, 2006 are as follows:

(in thousands)	Principal	Debt Discount	Total

2007	$2,831	$(642)	$2,189
2008	8,582	(292)	8,290
2009	2,387	(72)	2,315

	$13,800	$(1,006)	$12,794

General Electric Capital Corporation

In 2006, the Company entered into a credit facility, with GECC (the facility). Term A of the facility, which closed in June 2006, allows the Company to borrow up to $6 million. Term B of the facility closed in December 2006 allowing for an additional $2.5 million of borrowings. The facility also included a $4 million revolving credit line, which was undrawn at December 31, 2006 and at March 31, 2007.

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

The GECC debt is collateralized by a continuing first priority lien and security interest in substantially all the assets and interests of the Company.

From June to September 2006, the Company borrowed the $6 million of the Term A facility at a fixed interest rate of 11.96%, with monthly principal and interest payments over three years. Final payments are due in July and September 2010. As part of the Term A facility agreement, the Company issued detachable warrants for the purchase of 21,338 Series F Preferred Stock at $8.44 per share.

The warrants were valued at $143,000 using a Black-Scholes option pricing model with the following assumptions:

Fair value per share	$8.44
Expected dividend yield	0%
Risk free interest rate	5%
Expected volatility	70%
Term	10 years

The value of the warrants was recorded as a debt discount and is being amortized using the effective interest rate method over the term of the facility.

In December 2006, the Company completed a recapitalization of its Series F Preferred Stock (see note 6). Coincident with that transaction, the then existing warrant agreement with GECC, providing for 21,338 warrants at a strike price of $8.44 per share of Series F Preferred Stock (a total exercise price of $180,000), was cancelled and replaced by a new warrant on 35,208 shares of Series F Preferred Stock and 2,134 shares of Series E Preferred Stock. The additional shares provided for in the new warrant were in the same ratio as the new shares of Series F and Series E Preferred Stock provided to the existing holders of Series F Preferred Stock pursuant to the recapitalization. The aggregate strike price of $180,000 was unchanged. In consequence, GECC’s economic claim on the Company was not diluted by the recapitalization but remained unchanged and so the cancellation and re-issuance of the warrants did not require a revaluation of the original debt discount.

In late December 2006, the Company borrowed $2.5 million of the Term B facility at a fixed interest rate of 11.78% with monthly principal and interest payments over three years. Final payment due in December 2009. As part of the Term B and Term C facilities, the Company issued detachable warrants for the purchase of 16,003 Series F Preferred Stock at $9.37 per share.

An additional $2.5 million was borrowed in January 2007, after which $4 million of the facility remained. The available $4 million at December 31, 2006 is a separate component of the $15 million credit facility that is secured by working capital.

The warrants are exercisable at any time from ten years of issuance or at the time of an initial public offering. The value allocated to the warrants and recorded as a debt discount was measured at the dates of original borrowing and at the date of reissuance upon the Company’s recapitalization (see note 6). A value of $254,000 was determined at the date of issuance using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates of

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

4.45% to 5.00%; fair value of $8.44 and $9.37; dividend yield of 0%, volatility factor of 70%; and the contractual term of 10 years. The debt discount is being amortized using the effective interest rate method over the three year term of the borrowing.

In connection with the GECC transaction, the Company also incurred legal and commitment fees totaling $264,000 which have been recorded as debt issuance costs and amortized using the effective interest method over the term of each borrowing.

The GECC facility restricts the Company’s ability, among other things, from undertaking additional debt, establishing capital leases over a specified amount, investing in joint ventures and making distributions to stockholders, subject in each case to thresholds and exceptions. The working capital revolving credit facility, which has not been borrowed against as of December 31, 2006 and March 31, 2007, requires the Company to maintain a fixed charge coverage ratio based in part on EBITDA (as defined in the debt agreement) and required debt payments. The Company is in compliance with all debt covenants as of December 31, 2006 and March 31, 2007. The Company may be required to prepay amounts under the facility upon the occurrence of certain events, including a change of control.

Affymetrix

As part of the Affymetrix licensing agreement described in note 2, the Company incurred an obligation of $5.3 million due the earlier of March 2008 or 90 days following an initial public offering. The note has been valued at $4.4 million using an implied interest rate of 11.75%. The resulting debt discount of $896,000 is being amortized using the effective interest rate method over the 18-month term of the obligation.

Light Biology, Inc.

The 2004 acquisition of certain patents and patent applications from Light Biology, Inc. (see note 2) included an assumption of a $120,000 note payable bearing interest at 7% to the University of Texas System. The note was paid in full in February 2006.

Wisconsin technology development loan

The Company had a technology development loan with the Wisconsin Department of Commerce bearing interest at 4%. The note was paid in full in May 2006.

GATX Ventures, Inc. warrants

In connection with a 2002 equipment loan, the Company issued warrants for 7,859 shares of its Series C Preferred Stock at $10.50 per share. Subsequent recapitalizations in 2003 and 2004 resulted in the warrants being exchanged for warrants for 6,985 shares of Series E Preferred Stock at $7.87 per share. The warrants over shares of Series E Preferred Stock are exercisable at any time through the later of June 2012 or five years after the closing of an initial public offering. Upon issuance in 2002, the warrants were valued at $69,000 using the Black Scholes

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

option pricing model with the following assumptions: risk-free interest rate of 4.8%, dividend yield of 0%, volatility factor of 80% and an expected life of 10 years. The value allocated to the warrants was recorded as a debt discount and recognized over the term of the debt. As of December 31, 2005 the debt had been paid in full and the discount was fully amortized.

4. Income taxes

At December 31, 2006, the Company had net operating loss carry-forwards of approximately $42 million for U.S. federal and state income tax purposes that expire in various years beginning in 2020 for federal and 2015 for state. In the event of a change in ownership greater than 50% in a three-year period, utilization of the net operating losses may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions.

There was no provision for income taxes for the years ended 2004, 2005 or 2006, or for the three months ended March 31, 2006 and 2007, due to the Company’s net operating losses.

The types of temporary differences between tax bases of assets and liabilities and their financial reporting amounts that give rise to the deferred tax assets (liabilities) and their approximate tax effected amounts are as follows at December 31:

(in thousands)	2005	2006

Deferred tax assets:
Start-up costs	$271	$—
Fixed assets	313	297
Accrued liabilities	104	235
Investment in foreign subsidiary	273	175
Other	12	—
Net operating loss carryforwards	13,811	16,445

Total deferred tax assets	14,784	17,152
Valuation allowance	(14,640)	(17,055)

Net deferred tax assets	144	97

Deferred tax liabilities:
Patent fees	(144)	(97)

Deferred tax liabilities	$—	$—

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

The Company’s provision for income taxes differs from the expected tax benefit amount computed by applying the federal income tax rate to loss before taxes as a result of the following:

	2004		2005		2006

Federal statutory rate	(34.0%	)	(34.0%	)	(34.0%	)
State taxes	(5.2%	)	(5.2%	)	(5.2%	)
Permanent differences	0.1%		0.3%		3.3%
Valuation allowance	39.1%		38.9%		35.9%

	0.0%		0.0%		0.0%

The Company’s tax valuation allowance was determined in accordance with the provision of SFAS 109 (SFAS 109), Accounting for Income Taxes, which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. During the years ended 2004, 2005 and 2006, and the three months ended March 31, 2006 and 2007, the Company fully reserved all net deferred tax assets, which are predominantly net operating loss carryforwards. Cumulative losses incurred as of December 31, 2006 and 2005 represented sufficient negative evidence to record a valuation allowance under SFAS 109. As a result, the Company believes that it is more likely than not that the deferred tax assets are not realizable. The Company intends to maintain a full valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allocation.

The Company adopted the provisions of FIN No. 48 on January 1, 2007. The total amount of unrecognized tax benefits as of the date of adoption and as of March 31, 2007 was not significant. As such, there are no unrecognized tax benefits included in the balance sheet that would, if recognized, affect the effective tax rate.

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accruals for interest and penalties at December 31, 2006 and at March 31, 2007 (unaudited), and has not recognized any interest or penalties for the three months ended March 31, 2007 (unaudited).

The Company is subject to taxation in the U.S. and various state jurisdictions. All of the Company’s tax years are subject to examination by the U.S. and state tax authorities due to the carryforward of unutilized net operating losses and research and development credits.

5. Commitments and contingencies

The Company leases its corporate office space and production facilities under operating leases, which expire through 2013. The Company is required to pay maintenance, utilities and insurance on the leased building space. Other operating lease agreements pertain to leases for office equipment. Total rent expense was approximately $431,000, $675,000 and $695,000 for the years ended December 31, 2004, 2005 and 2006, and $165,000 and $180,000 for the three months ended March 31, 2006 and 2007 (unaudited).

In connection with the lease of the Iceland production facilities, the Company has a security deposit (see note 2) which expires September 14, 2013. The amount of the deposit is

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

approximately $215,000 and $226,000 at December 31, 2005 and 2006, and $211,000 at March 31, 2007 (unaudited).

At December 31, 2006, future minimum lease payments under operating leases with initial or remaining terms in excess of one year were as follows at December 31:

(in thousands)

2007	$540
2008	333
2009	333
2010	322
2011	298
Thereafter	508

Total future minimum lease payments	$2,334

Under the terms of the Affymetrix license agreement, the Company is required to pay a minimum annual royalty of $750,000 as long as the license is in effect. The license continues until the expiration of the last to expire of the licensed patent rights, unless the license is otherwise terminated under certain limited circumstances.

6. Stockholders’ equity

2004 Amended and Restated Articles of Incorporation

In 2004, the Company amended its Certificate of Incorporation and was authorized to issue two classes of stock designated as common stock and preferred stock. Subsequent to the amendment, all outstanding stockholders of Series A, B, C and D Preferred Stock exchanged their preferred shares for their allocable shares of Series E Preferred Stock and Series A, B, C and D were subsequently terminated.

2007 Issuance of Series F Preferred Stock

In January 2007, the Company authorized an additional 816,174 shares and issued 800,171 shares of Series F Preferred Stock. Proceeds from the issuance totaled $7.5 million, net of $58,000 of issuance costs.

2006 Recapitalization and issuance of Series F Preferred Stock

In December 2006, the Company amended its certificate of incorporation to (i) reduce the liquidation preference and modify certain other rights of the Series F Preferred Stock; (ii) reclassify each outstanding share of the Series F Preferred Stock into 0.10 shares of Series E Preferred Stock and 1.65 shares of Series F Preferred Stock and (iii) increase the number of authorized shares of common stock and the number of authorized shares of both Series E and Series F Preferred Stock. In connection with this transaction, the Company incurred $100,000 of legal fees.

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

Following the recapitalization, the Company again amended its certificate of incorporation to increase the number of authorized shares of Common Stock and number of authorized shares of both Series E and Series F Preferred Stock. Subsequent to this amendment, the Company issued 1,333,618 shares of Series F Preferred Stock for proceeds of $12.3 million, net of issuance costs of $165,000.

2005 issuance of Series F Preferred Stock

During 2005, the Company issued 1,032,023 shares of Series F Preferred Stock for proceeds of $8.6 million, net of issuance costs of $72,000.

2004 bridge financing and issuance of Series F Preferred Stock

During 2004, the Company received proceeds of $2.8 million from issuance of unsecured subordinated promissory notes (the “bridge notes”). On September 30, 2004, the Company converted the bridge notes, plus the accrued interest of $50,000 into 330,305 shares of Series F Preferred Stock.

The Company also issued detachable warrants to purchase 486,498 shares of common stock for $0.02 per share to the holders of the bridge notes. The warrants expire in 10 years. The fair value of the warrants was determined using the Black-Scholes option pricing model, with the following assumptions: fair value of a share of common stock equal to $0.045; expected term of 10 years; volatility of 80%; dividend rate of 0% and risk-free interest rate of 4.88%. The warrants and their associated embedded beneficial conversion feature were valued at $26,000 which was recorded as interest expense in 2004. The warrants terminate on a qualified initial public offering if the holders are given 20 days prior written notice of the offering and they have not exercised their options prior to the consummation of the offering.

On September 30, 2004, the Company issued 1,185,438 shares of Series F Preferred Stock for proceeds of $9.7 million, net of issuance costs of $281,000.

Rights and privileges

Each share of Series E and F Preferred Stock (collectively, the “preferred stock”) is convertible into 1.0 share of common stock at the option of the holders, subject to certain antidilutive adjustments. All preferred stock automatically converts to common stock in the event of an initial public offering of common stock at a price per share that reflects a company pre-money offering valuation of at least $150 million.

The Series F Preferred stockholders are entitled to ratable preference payments in the event of liquidation of the Company up to $11.25 per share, plus declared and unpaid dividends if any. After payment of Series F preference amounts, Series E Preferred stockholders receive up to $7.87 per share plus declared and unpaid dividends, if any. Remaining proceeds shall be distributed ratably to the common stockholders. At December 31, 2006, the liquidation preference of the Series F and Series E Preferred Stock was $62.3 million and $32.5 million. At March 31, 2007 (unaudited), the liquidation preference of the Series F and Series E Preferred Stock was $71.3 million and $32.5 million.

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

When and as declared by the Board, non-cumulative dividends to the Series F and E Preferred stockholders are payable at an annual rate of $0.68 and $0.63, respectively. Declared and unpaid dividends for each series of preferred stock are payable in cash upon a liquidation event or in shares upon conversion of the preferred shares. No cash dividends can be paid to Series E preferred stockholders unless the Series F annual dividend has been paid. No cash dividends may be paid to the common stockholders unless the annual dividend to the preferred stockholders has been paid. Through March 31, 2007, no dividends have been declared on the Company’s common or preferred stock.

Preferred stockholders are entitled to the number of votes equal to the number of shares of common stock into which the preferred shares could be converted. None of the Company’s preferred stock is redeemable at either the holders or the Company’s option.

7. Stock-based compensation

The Company sponsors a stock option plan (the plan) which allows for the grant of options for the purchase of common stock and Series E Preferred Stock. The exercise price of each option granted approximates the estimated fair value of the underlying common or preferred stock on the date of grant. Options are 100% exercisable upon grant and have a term of ten years. However, the underlying stock issued upon exercise of the options is restricted and subject to the Company’s right, but not the obligation, to repurchase the shares at cost within six months of an employee’s termination for a four-year period from the grant date. Shares repurchased by the Company are retired and again become available for issuance within the plan. The restrictions lapse 25% one year from the grant date and then 25% on each of the three succeeding anniversary dates. Certain stock options of key executives will become vested upon certain events set forth in the stock option agreements including termination, change in control and a qualified initial public offering.

In 2000 and 2005, the Company provided financing to three employees for the exercise of common and preferred stock options. The loans are non-recourse instruments and, therefore, have resulted in variable accounting of the underlying stock. The intrinsic value of the underlying shares has been recognized to the extent of vesting, and offset by accrued interest on the notes. Interest rates on two of the notes is 5.61% and the remaining note is variable based on the federal annual long term rate which was 4.79% at December 31, 2006. The treatment of these options as variable instruments resulted in compensation expense (income) of $23,000, $(3,000) and $481,000 in 2004, 2005 and 2006, and $0 and $641,000 for the three months ended March 31, 2006 and 2007 (unaudited).

In 2006, as a result of the adoption of FAS 123(R), $3,000, $2,000 and $40,000 of stock-based compensation was expensed to cost of revenues, research and development, and selling, general and administrative, respectively. For the three months ended March 31, 2006 and 2007 (unaudited), stock-based compensation was as follows: cost of revenues — $1,000 and $2,000; research and development — $0, and $22,000, and selling, general and administrative — $7,000 and $191,000.

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

The number of shares available for grant under the plan is as follows:

	Common	Series E

Available at December 31, 2003	66,705	—
Granted	(46,943)	—
Forfeited	4,748	—

Available at December 31, 2004	24,510	—

Amendment to increase shares available	266,724	712,152
Granted	(14,510)	(498,773)
Forfeited	58,693	—

Available at December 31, 2005	335,417	213,379

Amendment to increase shares available	919,452	—
Granted	(395,018)	(88,019)
Forfeited	4,774	—

Available at December 31, 2006	864,625	125,360
Granted (unaudited)	(598,733)	—
Forfeited (unaudited)	2,134	—

Available at March 31, 2007 (unaudited)	268,026	125,360

Common stock options

The following table summarizes information with respect to outstanding common stock options. As discussed previously, all outstanding options are exercisable with the underlying stock subject to vesting restrictions as of:

	December 31, 2004		December 31, 2005		December 31, 2006		March 31, 2006		March 31, 2007
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price

							(unaudited)		(unaudited)
Outstanding, beginning of period	477,954	$1.91	519,989	$1.95	469,671	$1.99	469,671	$1.99	857,221	$1.89
Granted	46,943	2.23	11,309	0.04	395,018	1.78	47,477	0.04	598,733	3.32
Exercised	(160)	1.41	(2,934)	1.41	(2,694)	1.39	—	—	—	—
Forfeited	(4,748)	2.31	(58,693)	1.20	(4,774)	1.07	—	—	(2,134)	2.16

Outstanding, end of period	519,989	$1.95	469,671	$1.99	857,221	$1.89	517,148	$1.81	1,453,820	$2.47

Weighted average fair value of options granted	$0.47		$0.02		$1.18			$0.04		$2.87

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

At December 31, 2006 and March 31, 2007 (unaudited), the range of exercise prices on outstanding common stock options is as follows:

	December 31, 2006					March 31, 2007 (unaudited)
Price	Outstanding	Weighted average remaining life (years)	Weighted average exercise price	Unrestricted (vested)	Weighted average exercise price	Outstanding	Weighted average remaining life (years)	Weighted average exercise price	Unrestricted (vested)	Weighted average exercise price

$0.04	84,925	9.13	$0.04	10,802	$0.04	84,925	8.88	$0.04	17,070	$0.04
0.56	46,299	3.97	0.56	46,299	0.56	46,299	3.72	0.56	46,299	0.56
1.41	65,987	4.78	1.41	65,987	1.41	65,987	4.53	1.41	65,987	1.41
2.16	323,429	9.97	2.16	—	—	321,295	9.72	2.16	0	2.16
2.40	336,581	6.65	2.40	281,302	2.40	336,581	6.40	2.40	298,742	2.40
3.26-4.08	—	—	—	—	—	598,733	9.86	3.32	43,385	3.64

	857,221	7.86	$1.89	404,390	$1.97	1,453,820	8.53	$2.47	471,483	$2.10

Aggregate intrinsic value	$221,000			$78,000		$2,327,000			$932,000

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the fair value of the Company’s common stock at December 31, 2006 and March 31, 2007 (unaudited).

A summary of the status of the Company’s outstanding, non-vested common stock options as of December 31, 2006 and March 31, 2007 (unaudited), and for the year and three months then ended, is presented below:

Options

Non-vested at December 31, 2005	131,129
Granted	395,018
Vested	(71,342)
Forfeited	(1,974)

Non-vested at December 31, 2006	452,831
Granted (unaudited)	598,733
Vested (unaudited)	(67,093)
Forfeited (unaudited)	(2,134)

Non-vested at March 31, 2007 (unaudited)	982,337

As of December 31, 2006 and March 31, 2007 (unaudited), there was $464,000 and $1,654,000 of total unrecognized compensation cost related to non-vested common stock-based compensation that is expected to be expensed over a weighted-average life of 2.36 and 2.29 years, respectively.

From 2002 to 2004, the Company granted stock options under the plan to non-employees in accordance with various service agreements. The options have the same restrictive provisions as employee options. Total deferred stock compensation is recorded as a reduction of stockholders’ equity and is amortized as the restrictions lapse using an accelerated method. Non-employee compensation expense of $15,000, $9,000 and $4,000 was recorded in 2004, 2005 and 2006 and $1,000 and $1,000 for the three months ended March 31, 2006 and 2007 (unaudited).

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

Series E Preferred Stock options

The following table summarizes information with respect to outstanding Series E Preferred Stock options for the years ended December 31, 2005 and 2006; and for the three months ended March 31, 2006 and 2007 (unaudited). There were no Series E Preferred Stock options granted in 2004. As mentioned previously, all outstanding options are exercisable with the underlying stock subject to vesting restrictions.

	December 31, 2005		December 31, 2006		March 31, 2006		March 31, 2007
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price

					(unaudited)		(unaudited)
Outstanding, beginning of period	—	$—	258,722	$0.85	258,722	$0.85	325,403	$0.85
Granted	496,773	0.85	88,019	0.85	88,019	0.85	—	—
Exercised	(240,051)	0.85	(21,338)	0.85	—	—	—	—
Forfeited	—	—	—	—	—	—	—	—

Outstanding, end of period	258,722	$0.85	325,403	$0.85	346,741	$0.85	325,403	$0.85

Weighted average fair value of options granted	$0.15		$0.56			$0.56		—

The exercise of 240,051 preferred stock options was with a non-recourse note and is accounted for under variable accounting (see notes 7 and 9).

The exercise prices on outstanding Series E Preferred Stock options is as follows:

	December 31, 2006					March 31, 2007 (unaudited)
Price	Outstanding	Weighted average remaining life	Weighted average exercise price	Unrestricted (vested)	Weighted average exercise price	Outstanding	Weighted average remaining life	Weighted average exercise price	Unrestricted (vested)	Weighted average exercise price

$0.85	325,403	8.93	$0.85	146,920	$0.85	325,403	8.68	$0.85	166,813	$0.85
Aggregate intrinsic value	$668,000			$302,000		$1,540,000			$790,000

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the fair value of the Company’s Series E Preferred Stock at December 31, 2006 and March 31, 2007.

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

A summary of the status of the Company’s outstanding, non-vested Series E Preferred Stock options is presented below:

Options

Non-vested at December 31, 2005	183,261
Granted	88,019
Vested	(83,017)
Exercised prior to vesting	(9,780)

Non-vested at December 31, 2006	178,483
Vested (unaudited)	(19,893)

Non-vested at March 31, 2007 (unaudited)	158,590

As of December 31, 2006 and March 31, 2007 (unaudited), there was $40,000 and $18,000 of total unrecognized compensation cost related to non-vested Series E Preferred Stock options based compensation that is expected to be expensed over a weighted-average life of 1.56 and 1.75 years.

8. Compensation and benefit plans

401(k) plan

The Company has established a 401(k) plan covering substantially all employees. The Company did not contribute any amounts to the plan for the years ended December 31, 2004, 2005 and 2006, or for the three months ended March 31, 2007 (unaudited).

Value-sharing bonus plan

The Company in October 2005 established a plan to pay a value-sharing bonus to certain executives if there is a “triggering company transaction.” A “triggering company transaction” is defined as:

•

a qualified public offering, which means the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offering and sale of our common stock in which the per share price reflects a pre-money offering valuation of our company of at least $150 million; or

•

a sale of our company, either through another person’s acquisition of our securities, or a merger or consolidation, or a sale of all or substantially all of our assets, following which our stockholders own less than a majority of the voting power represented by the acquiring person’s outstanding voting securities.

The value-sharing bonus will be an amount equal to between 0.1% and 4% of the lesser of:

•

the “net company value,” which is based on the price at which our common stock is sold in a qualified initial public offering or stock acquisition or the consideration received by our stockholders in a stock or asset sale, less $20 million; and

•	$22 million.

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

At December 31, 2006 and March 31, 2007 (unaudited), the Company has not recorded any liability related to the value-sharing bonus.

9. Related-party transactions

Notes from stockholders

In October 2005, the Company’s chief executive officer borrowed $205,000 from the Company in order to exercise 240,051 of Series E Preferred Stock options. The stock has been pledged as collateral for the note. The note matures the earlier of October 2015, a change in control, an initial public offering or 90 days following termination of employment. Interest accrues and compounds annually at a rate based on the federal long-term rate under the Internal Revenue Code of 1986. The receivable and accrued interest has been recorded as reductions to stockholders’ equity as the note is non-recourse.

In 2006, as part of a termination agreement with the Company’s former chief financial officer, the Company forgave the remaining $12,000 of a note receivable (including interest). In 2004, the Company’s former chief executive officer paid his note, including principal and interest of $65,000.

License agreement

The Company entered into an exclusive license agreement in September 1999 with WARF to make, use and sell products utilizing the licensed patents in the research market. Under the terms of the research license, the Company is required to pay a royalty rate not to exceed a certain percentage of the selling price on licensed component sales, subject to a minimum annual royalty of $25,000. The research license will continue until the license patents expire or until the agreement is terminated by either party, whichever is earlier, as defined in the agreement.

A summary of royalty fees and patent-related legal fees paid to WARF and expensed is as follows:

	Years ended December 31,			Three months ended March 31,
(in thousands)	2004	2005	2006	2006	2007

				(unaudited)
Royalty fees	$43	$115	$160	$9	$7
Patent-related legal fees	18	26	29	46	50

In connection with the license agreement described above, the Company issued 53,344 shares of common stock in exchange for the research license. Under this agreement, the Company granted WARF a put option to sell the shares issued in accordance with the agreement back to the Company at the fair market value on the date of sale, as determined by an independent valuation, any time after September 27, 2007. Accordingly, the Company has recorded the WARF common stock as temporary equity at its fair market value.

NimbleGen Systems, Inc.

Notes to consolidated financial statements—(Continued)

Distributor agreement

In 2003, the Company entered into a distributor agreement with GeneFrontier, a subsidiary of a stockholder. Total sales to this distributor were $133,000, $483,000 and $540,000 for the years then ended December 31, 2004, 2005, and 2006, and $184,000 and $200,000 for the three months ended March 31, 2006 and 2007 (unaudited).

Consulting agreements

Total consulting expense paid to stockholders was approximately $105,000, $37,000 and $22,000 for the years then ended December 31, 2004, 2005 and 2006, and $6,000 for each of the three months ended March 31, 2006 and 2007 (unaudited).

10. Segment information

The Company has determined that, in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, it operates in one segment as it only reports operating results on an aggregate basis to chief operating decision makers. The following table summarizes revenue by geographic region:

	Years ended December 31,			Three months ended March 31,
(in thousands)	2004	2005	2006	2006	2007

				(unaudited)
North America	$2,709	$6,235	$8,453	$2,374	$2,471
Europe	1,579	2,623	3,835	1,038	1,182
Asia	186	612	1,179	306	443
Other	0	4	39	—	—

Total revenue	$4,474	$9,474	$13,506	$3,718	$4,096

The Company has manufacturing operations in both Iceland and Germany. The following table summarizes assets by geographic region:

	December 31,		March 31, 2007
(in thousands)	2005	2006

			(unaudited)
United States	$12,891	$38,791	$38,581
Iceland	2,720	2,303	2,481
Germany	294	619	821

Total assets	$15,905	$41,713	$41,883

11. Reverse Stock Split

On May 25, 2007, the Company’s board of directors, subject to stockholder approval, approved a one-for-1.8746 reverse stock split of the Company’s outstanding stock which will become effective prior to the effectiveness of the registration statement for the Company’s contemplated initial public offering. All shares and per share amounts in the accompanying consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the stock split.

                     shares

Prospectus

JPMorgan

Thomas Weisel Partners LLC

Leerink Swann & Company	Robert W. Baird & Co.

                    , 2007

Through and including                     , 2007 (the 25th day after the date of this prospectus) federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in the prospectus

Item 13. Other expenses of issuance and distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the common stock registered hereby. With the exception of the SEC registration fee, the NASD filing fee and the Nasdaq Global Market listing fee, the amounts set forth are estimates.

SEC registration fee	$2,303
NASD filing fee	8,000
Nasdaq Global Market listing fee
Printing and engraving expenses
Accounting fees and expenses
Blue sky fees and expenses
Legal fees and expenses
Transfer agent and registrar fees and expenses
Directors’ and officers’ liability insurance premium
Miscellaneous

TOTAL	$

Item 14. Indemnification of directors and officers.

Subsection (b)(7) of Section 102 of the Delaware General Corporation Law enables a corporation in its original certificate of incorporation or an amendment to its certificate of incorporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the Delaware General Corporation Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (4) for any transactions from which a director derived an improper personal benefit. As authorized by Subsection (b)(7) of Section 102 of the Delaware General Corporation Law, the registrant’s restated certificate of incorporation provides that directors shall not be personally liable to the registrant or its stockholders for monetary damages for conduct as a director.

Subsection (a) of Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify any person, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding provided that such person acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such person has no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification and advancement of expenses provided for, by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person or incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

The registrant’s restated certificate of incorporation and amended and restated bylaws provide that the registrant shall indemnify to the fullest extent not prohibited by law any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee benefit plan fiduciary, or employee of the registrant or any predecessor of the registrant or serves or served at the request of the registrant or any predecessor of the registrant as a director, officer, agent, employee benefit plan fiduciary or employee of another corporation, partnership, limited liability company, joint venture, trust or other entity or enterprise. The registrant’s bylaws provide that its indemnification provisions shall not be deemed exclusive of any other right to which an indemnified person may be entitled under Section 145 of the Delaware General Corporation Law (or any successor provision) or otherwise applicable law, or under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer or employee benefit plan fiduciary and shall insure to the benefits of the heirs, executors and administrators of such a person.

The registrant’s restated certificate of incorporation and amended and restated bylaws authorize the registrant to purchase and maintain insurance, at its expense, to protect the registrant and any director, officer or employee of the registrant to the fullest extent permitted by the Delaware General Corporation Law. The registrant maintains directors’ and officers’ liability insurance for its officers and directors. The registrant’s restated certificate of incorporation and amended and restated bylaws also authorize the registrant to enter into agreements providing for the indemnification of any director, officer or employee of the corporation.

On May 10, 2007, the board of directors of the registrant (the “Board”) authorized and directed the registrant to enter into indemnification agreements with each director and the chief financial officer of the registrant (each, an “Indemnitee”). Consistent with the indemnification rights already provided in the registrant’s amended and restated bylaws, each indemnification agreement provides that the registrant shall indemnify and hold harmless each Indemnitee to the fullest extent permitted or authorized by the Delaware General Corporation Law and the registrant’s bylaws in effect on the date of the agreement or as either may be amended to provide more advantageous rights to the Indemnitee. Each indemnification agreement implements that obligation by providing that:

•

In the event a claim is made against the Indemnitee because he or she is or was a director or an executive officer or which arises out of any action or inaction taken by the Indemnitee in his or her capacity as a director or an executive officer, the registrant is required to indemnify the Indemnitee for his or her expenses to the extent he or she is successful on the merits or otherwise in the defense of the proceeding. The termination of a proceeding by dismissal, with or without prejudice, will be deemed to be success on the merits or otherwise in the defense of a proceeding.

•

In cases not included above, the registrant is required to indemnify the Indemnitee for all liabilities and expenses, unless and only to the extent the liabilities were incurred because of a “breach of duty” by the Indemnitee.

•

An Indemnitee is entitled to control the defense of a proceeding made against him or her, subject to the requirements under the registrant’s directors’ and officers’ insurance policy. The registrant has the right to participate in the defense at its own expense.

•

Pending resolution of claims against an Indemnitee, the registrant is required to pay or reimburse the Indemnitee for all of his or her expenses. Advances for expenses will be made within 20 days after receipt of a request for such advances and are not dependent on the Indemnitee’s ability to repay the expenses.

•

The determination of an Indemnitee’s entitlement to indemnification will be made by other directors who are not party to the same proceeding or, if there are no such disinterested directors, by independent counsel. If a “change in control” occurs, the determination of the Indemnitee’s entitlement to indemnification will be made by an independent counsel chosen by the Indemnitee.

•	In determining an Indemnitee’s entitlement to indemnification, the Indemnitee will be presumed entitled to indemnification, and the registrant will have the burden of proving otherwise.

•	If it has been determined that an Indemnitee is entitled to indemnification, he or she shall be paid within 20 days of such determination.

•

A determination of entitlement to indemnification will be deemed to have been made in favor of an Indemnitee if no determination has been made within 60 days after the final disposition of the relevant proceeding, subject to extension in certain instances.

•

An Indemnitee has a right to a de novo adjudication (either by a court or through arbitration) of any determination that the Indemnitee is not entitled to indemnification. In any such adjudication, the Indemnitee will keep the presumption of entitlement, and the registrant will not be permitted to introduce in evidence the prior adverse determination.

•

The registrant will pay all reasonable costs and expenses incurred by the Indemnitee in seeking to enforce a right against the registrant for indemnification or advancement of expenses and in seeking to recover under a liability insurance policy, whether or not the Indemnitee is successful with respect to his or her claims. The registrant will pay such costs and expenses within 20 days after receipt of a request for such payment.

•

The registrant is required to maintain directors’ and officers’ liability insurance covering the Indemnitee on terms with respect to coverage and amount no less favorable than those of the policy currently in effect, except for any changes approved by the Board prior to a “change in control.”

•	The indemnification agreement can only be amended with the consent of the registrant and the Indemnitee.

•	The indemnification and advancement of expenses provided by the indemnification agreement will continue as to an Indemnitee who has ceased to be a director and/or an executive officer.

Each indemnification agreement will be identical in all material respects to the form of indemnification agreement attached as an exhibit hereto and incorporated herein by reference.

The underwriting agreement for this offering provides that the registrant has agreed to indemnify the underwriter and the underwriter has agreed to indemnify the registrant against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 15. Recent sales of unregistered securities.

Since January 1, 2004, the registrant has sold and issued the following securities that were not registered under the Securities Act:

(1) Since January 1, 2004, the registrant has granted options to purchase approximately 1,055,204 shares of its common stock at exercise prices ranging from approximately $0.04 to $4.08 per share to employees, consultants and directors under its 2000 stock option and restricted stock plan. Since January 1, 2004, the registrant has sold and issued approximately 17,026 shares of its common stock pursuant to the exercise of stock options for aggregate consideration totaling $37,701.

(2) Since January 1, 2004, the registrant has granted options to purchase approximately 586,792 shares of its Series E Preferred Stock at an exercise price of approximately $0.8548 per share to employees, consultants and directors under its 2000 stock option and restricted stock plan. Since January 1, 2004, the registrant has sold and issued approximately 261,389 shares of its Series E Preferred Stock pursuant to the exercise of stock options for aggregate consideration totaling $223,440.

(3) In February 2004, the registrant sold and issued (i) 21,160 shares of common stock to Harold Garner, (ii) 21,160 shares of common stock to the Board of Regents of the University of Texas Southwestern Medical Center, (iii) 28,094 shares of common stock and 14,225 shares of Series C Preferred Stock to Light Biology, Inc. and (iv) 35,207 shares of common stock and 7,112 shares of Series C Preferred Stock to Texas Instruments, Incorporated, in exchange for substantially all of the assets of Light Biology, Inc. and certain patent and technology rights.

(4) In May and June 2004, the registrant sold and issued subordinated convertible promissory notes to accredited investors for an aggregate purchase price of $2,736,000 and warrants to purchase up to 911,990 shares of common stock for an aggregate exercise price of $9,119.90.

(5) In September and October 2004, the registrant sold and issued 1,185,438 shares of Series F Preferred Stock to accredited investors for an aggregate purchase price of $9,999,999. In September 2004, the registrant also issued 330,305 shares of Series F Preferred Stock to accredited investors in exchange for subordinated convertible promissory notes then having aggregate outstanding principal and interest of $2,429,937.26 and 3,608,896 shares of Series E Preferred Stock in exchange for 656,141 shares of Series A Preferred Stock, 1,109,570 shares of Series B Preferred Stock, 573,837 shares of Series C Preferred Stock and 1,054,193 shares of Series D Preferred Stock.

(6) In June 2005, the registrant sold and issued 36,117 shares of Series F Preferred Stock to accredited investors for an aggregate purchase price of $304,677.

(7) In November and December 2005, the registrant sold and issued 995,905 shares of Series F Preferred Stock to accredited investors for an aggregate purchase price of $8,401,158.

(8) In June 2006, the registrant sold and issued a warrant to General Electric Capital Corporation to purchase 21,338 shares of Series F Preferred Stock for an aggregate exercise price of $180,000.

(9) On December 8, 2006, the registrant reclassified the 2,547,766 shares of then outstanding Series F Preferred Stock into 4,203,814 shares of reclassified Series F Preferred Stock and 254,776 shares of Series E Preferred Stock.

(10) On December 8, 2006, the registrant reissued the warrant issued and sold to General Electric Capital Corporation in June 2006. The reissued warrant provides for the right to purchase 35,208 shares of reclassified Series F Preferred Stock and 2,134 shares of Series E Preferred Stock.

(11) In December 2006 and January 2007, the registrant sold and issued 2,133,789 shares of reclassified Series F Preferred Stock to accredited investors for an aggregate purchase price of $20,000,000.

(12) In January 2007, the registrant sold and issued a warrant to General Electric Capital Corporation to purchase 16,003 shares of reclassified Series F Preferred Stock for an aggregate exercise price of $150,000.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act under Rule 701 promulgated under the Securities Act as transactions by an issuer pursuant to compensatory benefit plans and contracts relating to compensation, with respect to items (1) and (2), above, and under Section 4(2) of the Securities Act as transactions not involving a public offering, with respect to items (3) through (12), above. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the stock certificates and instruments issued in such transactions. All recipients either received adequate information about the registrant or have access, through their relationships with the registrant, to such information.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

Incorporated by reference to the Exhibit Index of this Registration Statement.

(b) Financial Statement Schedules.

All schedules have been omitted because they are either inapplicable or the required information has been provided in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(c) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions discussed in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Madison, State of Wisconsin, on May 29, 2007.

NIMBLEGEN SYSTEMS, INC.

By:	/S/ STANLEY D. ROSE, PH.D.
Stanley D. Rose, Ph.D. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/S/ STANLEY D. ROSE, PH.D. Stanley D. Rose, Ph.D.	President and Chief Executive Officer (Principal Executive Officer)	May 29, 2007

/S/ DAVID S. SNYDER David S. Snyder	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 29, 2007

Directors:	Robert J. Palay, Thomas M. Palay, Stanley D. Rose, Sanjiv Arora, Francesco Cerrina, Gregg C. Fergus, Leroy Hood, Gerhard Kiewel, David G. Lowe, Frank Mohler, John Neis and Peter K. Shagory

By:	/S/ STANLEY D. ROSE, PH.D.	May 29, 2007
Stanley D. Rose, Ph.D. Attorney-In-Fact*

*	Pursuant to authority granted by powers of attorney, copies of which are filed herewith.

Exhibit index

Exhibit number	Description of exhibit

1.1*	Form of Underwriting Agreement

3.1	Restated Certificate of Incorporation of the Registrant, to be in effect upon consummation of the offering

3.2	Amended and Restated Bylaws of the Registrant, to be in effect upon consummation of the offering

4.1*	Specimen stock certificate of the Registrant

4.2	Seventh Amended and Restated Registration Rights Agreement by and among the Registrant and the other parties thereto, dated January 25, 2007(2)

4.3	Agreement between the Registrant and GATX Ventures, Inc., dated July 8, 2003(2)

4.4	Warrant issued by the Registrant to General Electric Capital Corporation dated December 8, 2006(1)

4.5	Warrant issued by the Registrant to General Electric Capital Corporation dated January 26, 2007(1)

4.6	Seventh Amended and Restated Stockholders Agreement by and among the Registrant and the other parties thereto, dated January 25, 2007

4.7	First Amendment to Seventh Amended and Restated Stockholders Agreement by and among the Registrant and the other parties thereto, dated April 6, 2007

4.8	Stockholders Agreement between the Registrant and Stanley D. Rose, dated October 19, 2005 (relating to the 2000 stock option and restricted stock plan)

4.9	Form of Stockholders Agreement between the Registrant and certain of the Registrant’s employees and other participants (relating to the 2000 stock option and restricted stock plan)

5.1*	Opinion and consent of Godfrey & Kahn, S.C. as to the validity of the securities being registered

10.1	Subordinated Convertible Note and Warrant Purchase Agreement by and among the Registrant and the other parties thereto, dated May 21, 2004(2)

10.2	Standard Equity Agreement between the Registrant and Wisconsin Alumni Research Foundation, dated September 27, 1999, as amended on August 30, 2000(1)

10.3†	Standard Exclusive License Agreement between the Registrant and Wisconsin Alumni Research Foundation, dated September 27, 1999(1)

10.4	Amendment to License Agreement between the Registrant and Wisconsin Alumni Research Foundation, dated April 24, 2000(1)

10.5†

Amended and Restated Loan and Security Agreement between the Registrant, certain of the Registrant’s direct and indirect subsidiaries and General Electric Capital

Corporation, dated December 29, 2006(2)

10.6	Amendment to Loan Documents by and among the Registrant, NimbleGen Systems of Iceland, LLC and General Electric Capital Corporation, dated January 26, 2007(2)

10.7†	Commercial Use License Agreement between the Registrant and Affymetrix, Inc., dated September 26, 2006(1)

Exhibit number	Description of exhibit

10.8†	First Amendment to the Commercial Use License Agreement between the Registrant and Affymetrix, Inc. dated December 27, 2006(1)

10.9†	License Agreement between the Registrant and Oxford Gene Technology IP Limited, dated December 27, 2006(1)

10.10

Office Lease by and among the Registrant, NimbleGen Systems, LLC and Warzyn

Building Associates, dated November 14, 2000, and including the First Amendment,

Second Amendment, Third Amendment, Fourth Amendment and Fifth Amendment

thereto(2)

10.11	Lease Agreement between NimbleGen Systems of Iceland, LLC and Vinlandslelö ehf, for the property located at Vinlandslelö 2-4, Reykjavik, Iceland, dated June 10, 2005(2)
10.12	2000 Stock Option and Restricted Stock Plan, amended and restated as of September 25, 2001, and Amendment to 2000 Stock Option and Restricted Stock Plan, adopted and effective April 12, 2005(1)**
10.13	2007 Equity Incentive Plan, to be effective upon stockholders approval
10.14	2007 Employee Stock Purchase Plan, to be effective upon stockholders approval
10.15	Employment Agreement between the Registrant and Stanley D. Rose, dated September 9, 2003(3)**
10.16	Employment Agreement between the Registrant and David S. Snyder, dated September 18, 2006(3)**
10.17	Employment Agreement between the Registrant and Emile Nuwaysir, dated February 14, 2000, and as amended by a Letter Agreement between the Registrant and Emile Nuwaysir, dated August 30, 2000(3)**
10.18	Severance Agreement between the Registrant and Emile Nuwaysir, dated September 5, 2003(3)**
10.19	Employment Agreement between the Registrant and Roland Green, dated September 25, 1999(3)**
10.20	Severance Agreement between the Registrant and Roland Green, dated August 11, 2003(3)**
10.21	Employment Agreement between the Registrant and Daniel Clutter, dated January 5, 2004(3)**
10.22	Employment Agreement between the Registrant and Steven W. Smith, dated September 26, 2001(3)**
10.23	Severance Agreement between the Registrant and Steven W. Smith, dated August 11, 2003**
10.24	Value-Sharing Bonus Agreement between the Registrant and Stanley D. Rose, dated October 19, 2005(3)**
10.25	Form of Value-Sharing Bonus Agreement between the Registrant and certain executive officers(3)**
10.26	Award Agreements between the Registrant and Stanley D. Rose, dated September 9, 2003, October 7, 2005, January 30, 2007, January 30, 2007 and January 30, 2007**
10.27	Award Agreements between the Registrant and David S. Snyder, dated February 9, 2006 and December 26, 2006**

Exhibit number	Description of exhibit

10.28	Award Agreements between the Registrant and Emile Nuwaysir, dated November 22, 2000, January 23, 2001, May 31, 2001, May 10, 2003, October 7, 2005 and December 26, 2006**

10.29	Award Agreements between the Registrant and Roland Green, dated November 22, 2000, including correcting amendment, May 31, 2001, including correcting amendment, April 2, 2002, April 30, 2003, April 30, 2003, October 7, 2005 and December 26, 2006**

10.30	Award Agreements between the Registrant and Daniel Clutter, dated January 1, 2004, October 7, 2005 and December 26, 2006**

10.31	Award Agreements between the Registrant and Steven Smith, dated November 26, 2001, including correcting amendment, April 30, 2003, October 7, 2005 and December 26, 2006**

10.32	Award Agreements between the Registrant and Robert Palay, dated August 27, 2003 and January 30, 2007(3)**

10.33	Award Agreement between the Registrant and Thomas Palay, dated August 27, 2003 and January 30, 2007(3)**

10.34	Award Agreements between the Registrant and Leroy Hood, dated January 30, 2007, January 30, 2007 and January 30, 2007**

10.35	Award Agreement between the Registrant and Gregg C. Fergus, dated March 6, 2007**

10.36	Form of Indemnification Agreement

10.37	Summary of Non-Employee Director Compensation Arrangements, to be effective upon consummation of the offering

10.38†	Mixer Supply Agreement between the Registrant and BioMicro Systems, Inc., dated August 2, 2006

16.1	Letter from Virchow, Krause & Company, LLP

21.1	Subsidiaries of the Registrant(1)

23.1	Consent of Grant Thornton LLP

23.2*	Consent of Godfrey & Kahn, S.C. (included in Exhibit 5.1 hereto)

23.3	Consent of Frost & Sullivan(2)

23.4	Consent of Business Appraisal Services, LLC

24.1	Powers of Attorney(1)

*	To be filed by amendment.

**	Management contracts or compensatory plan or arrangements.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the SEC.

(1) Incorporated by reference to Registrant’s Form S-1 filed on March 16, 2007.

(2) Incorporated by reference to Registrant’s Amendment No. 1 to Form S-1 filed on May 2, 2007.

(3) Incorporated by reference to Registrant’s Amendment No. 2 to Form S-1 filed on May 9, 2007.